As filed with the Securities and Exchange Commission on July 6, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WONDER AUTO TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	3714	88-0495105
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

No. 16 Yulu Street

Taihe District, Jinzhou City, Liaoning Province

People’s Republic of China, 121013

(86) 416-2661186

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Qingjie Zhao No. 16 Yulu Street Taihe District, Jinzhou City, Liaoning People’s Republic of China, 121013 (86) 416-2661186
Copies to:
Louis A. Bevilacqua, Esq. Thomas M. Shoesmith, Esq. Joseph R. Tiano, Jr., Esq. Thelen Reid Brown Raysman & Steiner LLP 701 8th Street, N.W. Washington, D.C. 20001 (202) 508-4000	Kurt J. Berney, Esq. O’Melveny & Myers LLP 37th & 38th Floors Plaza 66, 1266 Nanjing Road West Shanghai, 200040 People’s Republic of China (86-21) 2307-7007

(Names, addresses and telephone numbers of agents for service)

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, $0.0001 par value	$89,700,000	$2,754
(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes 6,500,000 shares of the Registrant’s common stock that may be offered by the Registrant and by the selling stockholder named in the Registration Statement. Also includes 975,000 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 6, 2007

6,500,000 Shares

WONDER AUTO TECHNOLOGY, INC.

Common Stock $ per share

•   Wonder Auto Technology, Inc. is offering
5,000,000 shares of common stock and the
selling stockholder is offering 1,500,000 shares
of common stock. We will not receive any
proceeds from the sale of our common stock by
the selling stockholder.	• The last reported sale price of our common stock on July 5, 2007 was $6.81 per share.

•   Trading symbol: Over-the-Counter Bulletin Board: WATG.OB. We have applied for and intend to have our stock listed on the Nasdaq Global Market under the symbol “WATG” upon the completion of this offering.

This investment involves risk. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Wonder Auto Technology, Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters have a 30-day option to purchase up to 975,000 additional shares of common stock from us to cover over allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

The date of this Prospectus is             , 2007.

锦州汉拿电机

WONDER 萬得

萬得汽車技術股份有限公司
WONDER AUTO TECHNOLOGY,INC.

You should only rely on the information contained in this prospectus. None of us, the underwriters or the selling stockholder have authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date.

i

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information contained in this prospectus, including our financial statements and the notes thereto and matters set forth under “Risk Factors.”

Wonder Auto Technology, Inc.

We are a leading manufacturer of automotive electrical parts in China, specifically, alternators and starters. We have been producing alternators and starters in China since 1997. In 2006, we ranked second in sales revenue in the PRC market for automobile alternators and starters according to a report issued by the Automotive Electrical Component Commission of the China Automotive Society.

We design, develop, manufacture and market our products for use in a variety of automobiles. We offer over 150 different models of alternators and over 70 different models of starters. Most of our products are used in passenger cars with smaller engines having displacement below 1.6 liters. In addition, we have begun to manufacture and sell rectifier and regulator products for use in alternators as well as various rods and shafts for use in shock absorbers, alternators and starters.

We sell our products to automakers, engine manufacturers and, increasingly, auto parts suppliers. Our customers are based primarily in China and include Beijing Daimler Chrysler, Beijing Hyundai Motor Company, Chery Automobile Co., Ltd., Dongfeng Yueda Kia Motors Co., Ltd., Zhejiang Geely Automobile Parts Purchasing Co., Ltd., Harbin Dongan Automotive Engine Manufacturing Co., Ltd., Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. and Tianjin FAW Xiali Automobile Co., Ltd. We are increasing exports of our products to the international market further enhancing our brand and reputation as a provider of high quality automotive electrical parts.

Our manufacturing facilities are located in Jinzhou, China. We currently have three alternator assembly lines and three starter assembly lines. Our current annual production capacity is approximately 1.1 million units of alternators and 1.2 million units of starters. Most of our customers subject us to a rigorous product qualification process to ensure that our products meet their quality standards. We believe that the complexity and rigorous requirements of each customer’s qualification process acts as a barrier to entry for many new market entrants.

Our sales revenue increased from $42.3 million in 2004 to $72.2 million in 2006. Our net income increased from $5.6 million in 2004 to $8.2 million in 2006. Our sales revenue increased 45.8% from $14.8 million in the three months ended March 31, 2006 to $21.6 million in the same period in 2007, and our net income grew 92.5% from $1.4 million in the three months ended March 31, 2006 to $2.7 million in the same period in 2007.

Our Industry

In China, the total output of automobiles reached 7.3 million in 2006, representing a 27.6% increase over 2005 according to the National Bureau of Statistics of China, making China among the fastest growing automotive markets in the world.

According to the China Automotive Technology & Research Center, our key target market, which is the market for passenger cars with engine displacement between 1.0 and 1.6 liters, represented 54.3% of the passenger car market and 28.8% of the total motor vehicle market in China in 2006 in terms of units sold. This market grew 43.1% in 2006 over 2005 compared to 21.9% for the overall automotive market in China. The market for small displacement engine vehicles is expected to continue to be among the largest and fastest growing segments of the automobile industry in China. The large size and high growth rate of this market can be attributed to several factors, including vehicle affordability, lower gasoline consumption and emissions, government incentives and environmental concerns.

The rapid growth of China’s overall auto industry has precipitated commensurate growth in China’s auto parts industry. According to CCID Consulting, the auto parts industry recorded sales of approximately $68.8 billion in 2005, up 26.1% from 2004. According to the China Association of Automobile Manufacturers, total sales of auto parts is expected to reach approximately $150 billion by 2010. Expected continued growth in the auto parts market is largely due to the projected general growth of the auto industry in China, increased private car ownership in China and increased sourcing from China of low cost components by international auto manufacturers.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and to capitalize on growth of the automotive parts market:

•

Leading Market Position.    In 2006, we ranked second in sales revenue in China in the market for automobile alternators and starters. We believe our brand and our products are well recognized and respected in the automotive industry in China.

•

Established Supply Chain Network.    We purchase the majority of raw materials and components used in our products through an extensive network of low-cost suppliers primarily located within close proximity to our manufacturing facilities. Many of our suppliers have long-term relationships with us. Our established supplier network allows us to shorten our product lead-times, closely monitor product quality, enjoy sourcing stability and maintain a competitive cost structure.

•

Proprietary Manufacturing Processes.    Over the years, we have invested substantial time and resources in developing customized assembly lines and equipment to enhance our production capabilities. Our proprietary manufacturing processes and customized equipment provide the flexibility needed to increase efficiency, achieve shorter lead-times to market for new products, increase quality assurance, improve manufacturing through-put, reduce equipment downtime and material wastage, increase on-time shipping performance and provide greater cost-competitiveness.

•

Efficient Cost Structure.    We have created a flexible and responsive infrastructure, which allows us to efficiently manufacture and deliver high-quality products within a short delivery time. We believe that our proprietary manufacturing processes and established supply chain network provide additional cost advantages that are difficult for others to replicate.

•

Strong Long-Term Customer Base.    We have qualified as a provider of automotive components to many leading automobile industry players in China. Given the high switching costs and rigorous qualification processes of our target customers, we believe many of our customers have come to rely on us as a primary supplier of certain key automotive components based on our proven ability to meet their growing demand and quality standards.

Our Strategy

We believe that our strong competitive position, our ability to meet customer qualification requirements and our in-house research and development capabilities will enable us to benefit from the anticipated growth in China’s automotive market. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

•

Vertical Integration.    We intend to continue to vertically integrate our business through acquisitions of businesses that supply us with raw materials and components and by developing in-house capabilities for key raw materials and components of our products. We believe increasing vertical integration will allow us to reduce costs, maintain or improve margins and solidify our competitive position.

•

Expand Our Sales into Select International Markets.    We plan to leverage our product offerings, brand recognition and current relationships with global engine and automotive manufacturers to expand our product sales into select international markets. We intend to expand our presence in both the global original equipment manufacturing, or OEM, sourcing market and the secondary automotive parts market.

•

Increase Production Capacity.    We recently spent approximately $5.8 million to expand our production capacity at our main facility located in Jinzhou, China. Upon the completion of our additional production lines, we expect that our annual production capacity for alternators and starters will reach approximately 1.7 million and 1.8 million units, respectively. We expect all of our new production lines to be completed by the end of July 2007.

•

Strengthen Our Research and Development Capabilities.    We plan to invest in personnel, technology and equipment to further improve our research and development capabilities. We expect that this investment will contribute to our ability to further control our production costs and develop new high quality products with higher output power, smaller size, lower weight, longer useful life and greater resilience in harsh operating environments.

•

Develop New Products.    Utilizing our in-house research and development capabilities, we hope to continue new product development while leveraging our strong customer relationships as a means of cross-selling our new products. We also plan to apply our existing technical and manufacturing expertise to develop innovative new products.

•

Continued Focus on Low-Emission Vehicles.    We have a history of supplying alternators and starters to the low-emission vehicle market in China, which is expected to enjoy generally higher growth rates than the overall automobile market due to high fuel prices, tax incentives and other government benefits. We plan to continue this focus due to the attractive characteristics of this market.

Our Challenges

Our ability to successfully operate our business and achieve our goals and strategies is subject to numerous challenges and risks as discussed more fully in the section titled “Risk Factors,” including for example:

•	any failure to expand our operations and production capacity sufficiently to meet our customers’ demands;

•	any inability to effectively manage rapid growth and accurately project market demand for our products;

•	risks associated with future investments or acquisitions;

•	economic, political, regulatory, legal and foreign exchange risks associated with international expansion;

•	any loss of key members of our senior management; and

•	unexpected changes to China’s political or economic situation or legal environment.

You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Corporate Information

We were incorporated in June 2000 in the State of Nevada. On June 22, 2006, we acquired Wonder Auto Limited, a British Virgin Islands, or BVI, company, in a reverse acquisition transaction. We conduct our operations in China through our three PRC subsidiaries: (1) Jinzhou Halla Electrical Equipment Co., Ltd., or Jinzhou Halla, (2) Jinzhou Dongwoo Precision Co., Ltd., or Jinzhou Dongwoo, and (3) Jinzhou Wanyou Mechanical Parts Co., Ltd., or Jinzhou Wanyou. See “Corporate Structure and History— Our Corporate History.”

The following chart reflects our organizational structure as of the date of this prospectus.

(1)	Holding company with no active business operations.
(2)

We acquired a 50.0% ownership interest in Jinzhou Dongwoo in August 2006, which until November 17, 2006 was accounted for under the equity method. On November 18, 2006, we acquired control of Jinzhou Dongwoo’s board of directors and it has been our consolidated subsidiary since that date.

(3)

In connection with its organization in September 2006, we held a 20.4% ownership interest in Jinzhou Wanyou, which until April 2007 was accounted for under the equity method. Jinzhou Wanyou became our wholly-owned subsidiary after we acquired, through our intermediate holding companies, the remaining 79.6% of Jinzhou Wanyou from its other two shareholders under two separate agreements in April 2007.

The address of our principal executive office in China is No. 16, Yulu Street, Taihe District, Jinzhou City, Liaoning Province, People’s Republic of China, 121013. Our telephone number is (86) 416-2661186, and our fax number is (86) 416-5180163. We maintain a website at www.watg.cn that contains information about us, but that information is not part of this prospectus.

Conventions

In this prospectus, unless indicated otherwise, references to

•

“WATG,” “the Company,” “we,” “us” or “our” refer to the combined business of all of the entities that form our consolidated business enterprise but do not include the stockholders of Wonder Auto Technology, Inc.;

•	“China,” “Chinese” and “PRC” refer to the People’s Republic of China;

•	“RMB” refers to Renminbi, the legal currency of China; and

•	“U.S. dollars,” “dollars” and “$” refer to the legal currency of the United States.

The Offering

Common stock offered:

By Wonder Auto Technology, Inc.	5,000,000 shares

By the selling stockholder	1,500,000 shares

Total	6,500,000 shares

Common stock outstanding after this offering	28,959,994 shares

Offering price	$ per share

Use of proceeds

We intend to use the net proceeds from this offering for construction and expansion of manufacturing facilities and production lines, to fund research and development efforts and development of new products, to expand our marketing and sales network and for general corporate purposes, including potential acquisitions of and investments in complimentary businesses.

Over allotment option

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to an additional 975,000 shares of common stock from us at the public offering price less underwriting discounts, solely for the purpose of covering over allotments, if any.

Lock up agreements

We and each of our directors, executive officers and certain principal stockholders, including the selling stockholder, have agreed, subject to certain exceptions, not to sell, transfer or dispose of any shares of our common stock for a period of 90 days from the date of this prospectus. See “Underwriting.”

Dividend policy	Our board of directors does not intend to declare cash dividends on our common stock for the foreseeable future.

Trading symbol	WATG.OB. We have applied for and intend to have our stock listed on the Nasdaq Global Market under the symbol “WATG” upon completion of this offering.

Summary Historical and Pro Forma Consolidated Financial Information

The following table summarizes selected historical and pro forma financial data regarding our business and should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus and the information under “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary consolidated statement of income for the years ended December 31, 2004, 2005 and 2006 and the summary balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary historical consolidated financial data as of March 31, 2006 and 2007 and for the three months ended March 31, 2006 and 2007 from our unaudited condensed consolidated financial statements included in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

The unaudited pro forma consolidated financial data is derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations data and other data for the year ended December 31, 2006 and the three months ended March 31, 2007 have been prepared to give effect to the acquisition of Jinzhou Wanyou as if the acquisition had occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet data as of March 31, 2007 has been prepared to give effect to the Jinzhou Wanyou acquisition as if the acquisition had occurred on March 31, 2007.

The unaudited pro forma financial data is for informational purposes only and does not purport to represent or be indicative of actual results that would have been achieved had the Jinzhou Wanyou acquisition actually been completed on the dates indicated and does not purport to be indicative or a forecast of what our balance sheet data, results of operations, cash flows or other data will be as of any future date or for any future period.

	Historical Year Ended December 31,			Pro Forma Year Ended December 31, 2006	Historical Three Months Ended March 31,		Pro Forma Three Months Ended March 31, 2007
	2004	2005	2006		2006	2007
	(In thousands, except per share data)
Statement of Operations Data:
Sales revenue	$42,266	$48,063	$72,150	$72,850	$14,793	$21,567	$22,403
Cost of sales	33,074	36,787	58,290	58,367	11,816	16,252	16,909
Expenses	2,405	3,304	3,896	4,531	1,104	1,582	1,598
Operating income	6,787	7,972	9,964	9,952	1,873	3,733	3,896
Income taxes	(718)	(897)	(1,270)	(1,310)	(219)	(467)	(467)
Net income	5,587	6,401	8,224	8,310	1,409	2,712	2,846
Earnings per share – basic and diluted*	0.32	0.37	0.40	0.40	0.08	0.11	0.12

	Historical As of December 31,			Historical As of March 31, 2007	Pro Forma As of March 31, 2007
	2004	2005	2006
Balance Sheet Data:
Working capital	$5,344	$10,185	$18,933	$30,414	$24,894
Current assets	24,606	38,467	56,127	61,397	63,309
Total assets	36,975	52,090	78,000	85,332	92,764
Current liabilities	19,262	28,282	37,194	30,983	38,415
Total liabilities	19,262	33,236	37,194	41,900	49,332
Minority interests	—	—	2,580	2,125	2,125
Stockholders’ equity	17,713	18,854	38,227	41,307	41,307

*

The per share data reflects the recapitalization of stockholders’ equity as if our reverse acquisition of Wonder Auto Limited occurred as of the beginning of the first period presented and has been adjusted for the 2.448719-for-1 forward stock split effected on July 26, 2006.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

If we fail to effectively expand our operations and capacity to satisfy demand for our products, our results of operations and business prospects could be impaired.

Our future success depends on our ability to expand our business to address growth in demand for our alternator and starter products. We are currently in the process of constructing new production lines and expect these new production lines to be completed by the end of July 2007, resulting in total production capacity for alternators and starters of approximately 1.7 million and 1.8 million units, respectively. Our ability to add production capacity and increase output is subject to significant risks and uncertainties, including:

•	the availability of additional funding to build manufacturing facilities and purchase components, accessories and other raw materials on favorable terms or at all;

•	our management and minimization of delays and cost overruns caused by problems with our equipment vendors, suppliers and third-party manufacturers; and

•	our receipt of any necessary government approvals or permits that may be required to expand our operations in a timely manner or at all.

Our failure to effectively expand our manufacturing capacity will harm our operating results and our business prospects.

Our rapid expansion could significantly strain our resources, management and operational infrastructure which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

If we fail to accurately project market demand for our products, our business expansion plan could be jeopardized and our financial condition and results of operations will suffer.

We plan to increase our annual manufacturing capacity to meet an expected increase in demand for our products. Our decision to increase our manufacturing capacity was based primarily on our projected increases in our sales volume and growth in the size of the automotive market in China. If actual customer orders are less than our projected market demand, we will likely suffer overcapacity problems and may have to leave capacity idle, which may reduce our overall profitability and hurt our financial condition and results of operations.

Our business is capital intensive and our growth strategy may require additional capital which may not be available on favorable terms or at all.

We believe that our current cash, cash flow from operations and the proceeds from this offering will be sufficient to meet our present and reasonably anticipated cash needs. We may, however, require additional cash resources due to changed business conditions, implementation of our strategy to expand our manufacturing capacity or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Due to our rapid growth in recent years, our past results may not be indicative of our future performance so evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in sales revenue from approximately $42.3 million in 2004 to $72.2 million in 2006. We may not be able to achieve similar growth in future periods, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory manufacturing results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

We face risks associated with future investments or acquisitions.

An important element of our growth strategy is to invest in or acquire businesses that will enable us, among other things, to expand the products we offer to our existing target customer base, lower our costs for raw materials and components and capitalize on opportunities to expand into new markets. During the past 12 months, we acquired controlling interests in two complementary businesses, Jinzhou Dongwoo and Jinzhou Wanyou, which we expect to contribute to our future growth. In the future, we may be unable to identify other suitable investment or acquisition candidates or may be unable to make these investments or acquisitions on commercially reasonable terms, if at all.

If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction. Integrating an acquired business is distracting and time consuming, as well as a potentially expensive process. We are currently in the process of integrating our operations with the operations of Jinzhou Dongwoo and Jinzhou Wanyou. The successful integration of these companies and any other acquired businesses require us to:

•	integrate and retain key management, sales, research and development, production and other personnel;

•	incorporate the acquired products or capabilities into our offerings from an engineering, sales and marketing perspective;

•	coordinate research and development efforts;

•	integrate and support pre-existing supplier, distribution and customer relationships; and

•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

Geographic distance between business operations, the compatibility of the technologies and operations being integrated and the disparate corporate cultures being combined also present significant challenges.

Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Our focus on integrating operations may also distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. If we cannot overcome these challenges, we may not realize actual benefits from past and future acquisitions, which will impair our overall business results.

Our acquisition strategy also depends on our ability to obtain necessary government approvals, as described under “—Risks Related to Doing Business in China— We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.”

Any interruption in our production processes could impair our financial performance and negatively affect our brand.

We manufacture or assemble our products at our facilities in Jinzhou, China. Our manufacturing operations are complicated and integrated, involving the coordination of raw material and component sourcing from third parties, internal production processes and external distribution processes. While these operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our manufacturing processes, thereby causing downtime and delays. We have also been steadily increasing our production capacity and have limited experience operating at these higher production volume levels. In addition, we may encounter interruption in our manufacturing processes due to a catastrophic loss or events beyond our control, such as fires, explosions, labor disturbances or violent weather conditions. Any interruptions in our production or capabilities at our facilities could result in our inability to produce our products, which would reduce our sales revenue and earnings for the affected period. If there is a stoppage in production at any of our facilities, even if only temporary, or delays in delivery times to our customers, our business and reputation could be severely affected. Any significant delays in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. We currently do not have business interruption insurance to offset these potential losses, delays and risks so a material interruption of our business operations could severely damage our business.

Part of our strategy involves the development of new products, and if we fail to timely develop new products or we incorrectly gauge the potential market for new products, our financial results will be adversely affected.

We plan to utilize our in-house research and development capabilities to develop new products that could become new sources of revenue for us in the future and help us to diversify our revenue base. Our research and development expenses for the three-month period ended March 31, 2007 were $263,446, more than double the amount expended on research and development for the same period in 2006. Our future research and development efforts will be focused on expanding our product offering beyond alternators and starters into other similar products and components for different applications, such as hub motors for electric bicycles and electric vehicles. If we fail to timely develop new products or if we miscalculate market demand for new products that we develop, we may not be able to grow our sales revenue at expected growth rates and may incur expenses relating to the development of new products that are not offset by sufficient sales revenue generated by these new products.

Exporting our products outside of China is a core component of our overall growth strategy, which could subject us to various economic, political, regulatory, legal and foreign exchange risks.

We currently sell most of our products in China. Our overseas sales accounted for 1.3% and 4.8% of our total sales in 2005 and 2006, respectively. We plan to selectively enter international markets in which an opportunity to sell our products has been identified. The marketing, distribution and sale of our products overseas expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in designing products that are compatible with product standards in foreign countries;

•	greater difficulty in accounts receivable collection;

•	increased marketing and sales costs;

•	difficulty and costs of compliance with foreign regulatory requirements and different commercial and legal requirements;

•	an inability to obtain, maintain or enforce intellectual property rights in foreign countries;

•

changes to import and export regulations, including quotas, tariffs and other trade barriers, delays or difficulties in obtaining export and import licenses, repatriation controls on foreign earnings and currency conversion restrictions; and

•	difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, overseas markets.

If we cannot effectively manage these risks, our ability to conduct or expand our business abroad would be impaired, which may in turn hamper our business, financial condition and prospects.

If we cannot keep pace with market changes and produce automotive parts with new technologies in a timely and cost-efficient manner to meet our customers’ requirements and preferences, the growth and success of our business will be hindered.

The automotive parts market in China is characterized by increasing demand for new and advanced technologies, evolving industry standards, intense competition and wide fluctuations in product supply and demand. If we cannot keep pace with market changes and produce automotive parts incorporating new technologies in a timely and cost-efficient manner to meet our customers’ requirements and preferences, the growth and success of our business will suffer.

From time to time, new products, product enhancements or technologies may replace or shorten the life cycles of our products or cause our customers to defer purchases of our existing products. Shorter product life cycles may require us to invest more in developing and designing new products and to introduce new products more rapidly, which may increase our costs of product development and decrease our profitability. In addition, we may not be able to make such additional investments and any additional investments we make in new product development and introductions may not be successful.

Even if we develop and introduce new products, their market acceptance is not assured and depends on:

•	the perceived advantages of our new products over existing competing products;

•	our ability to attract vehicle manufacturers who are currently using our competitors’ products;

•	product cost relative to performance; and

•	the level of customer service available to support new products.

Therefore, commercial acceptance by customers of our products may not occur at our expected rate or level, and we may not be able to successfully adapt existing products to effectively and economically meet customer demand, thus impairing the return from our investments. We may also be required under applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete or if any new products fail to achieve commercial acceptance. Any such charge may jeopardize our ability to operate profitably.

Our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements. As a result, we believe that the protection of our intellectual property will become increasingly important to our business. Implementation and enforcement of intellectual property-related laws in China has historically been lacking due primarily to ambiguities in PRC intellectual property law. Accordingly, protection of intellectual property and proprietary rights in China may not be as effective as in the United States or other countries. Currently, we hold 18 PRC utility patents that relate to various product configurations and product components and have 20 pending PRC patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection may be inadequate. For example, our pending or future patent applications may not be approved or, if allowed, they may not be of sufficient strength or scope. As a result, third parties may use the technologies and proprietary processes that we have developed and compete with us, which could negatively affect any competitive advantage we enjoy, dilute our brand and harm our operating results.

In addition, policing the unauthorized use of our proprietary technology can be difficult and expensive. Litigation may be necessary to enforce our intellectual property rights and given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, there is no guarantee litigation would result in an outcome favorable to us. Furthermore, any such litigation may be costly and may divert management attention away from our core business. An adverse determination in any lawsuit involving our intellectual property is likely to jeopardize our business prospects and reputation. We have no insurance coverage against litigation costs so we would be forced to bear all litigation costs if we cannot recover them from other parties. All of the foregoing factors could harm our business and financial condition.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.

Our success largely depends on our ability to use and develop our technology, know-how and product designs without infringing upon the intellectual property rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The holders of patents and other intellectual property rights potentially relevant to our product offerings may be unknown to us or may otherwise make it difficult for us to acquire a license on commercially acceptable terms.

Wonder Auto Group Limited, a Hong Kong company controlled by Mr. Qingjie Zhao, our Chairman, Chief Executive Officer and President, has registered the “ ” trademark in Hong Kong. Jinzhou Wonder Auto Suspension System Co., Ltd. has registered the trademarks “ ” and “ ” in China. An independent third party entity has registered the “Halla” trademark in China. We currently do not sell any products or services using the marks similar to the trademarks registered by Jinzhou Wonder Auto Suspension System Co., Ltd. or “Halla” trademarks. We have entered into an agreement with Jinzhou Wonder Auto Suspension System Co., Ltd. Under this agreement, Jinzhou Wonder Auto Suspension System Co., Ltd. has agreed not to bring any legal action against us for using the mark “ ” in China. However, we cannot assure you that this agreement will be enforced or that no action will be brought against us based on our use of “ ”.

There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in our products or by companies with which we work in cooperative research and development activities.

Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have obtained or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay additional ongoing royalties, which could decrease our profit margins;

•	redesign our products; or

•	be restricted by injunctions.

These factors could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring, canceling or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

We rely on certain technologies licensed to us from third parties and the loss of these licenses or failure to renew such licenses on a timely basis could interrupt our production and have a material adverse impact on our business.

We rely on certain technologies licensed to us from third parties for manufacturing our products. Through our licensing arrangements, we are able to integrate third party technologies into our alternators and starters. We can also produce and sell products that are more suitable for specific types of vehicles utilizing these licensed technologies. If certain licenses are terminated, or not timely renewed, the production of our products using the licensed technologies would be disrupted and our business and financial condition could be damaged.

If we fail to maintain or improve our market position or respond successfully to changes in the competitive landscape, our business and results of operations will suffer.

Our competition includes a number of global and PRC-based manufacturers and distributors that produce and sell products similar to ours. We compete primarily on the basis of quality, technological innovation and price. Our main competitors include Shanghai Valeo Automotive Electrical Systems Co., Ltd., a joint venture of Shanghai Auto Industrial Group and Valeo Group, Hubei Shendian Auto Motor Co., Ltd., a joint venture of Hubei Shendian Auto Electrical Equipment Co., Ltd. and Remy International, Inc., Bosch Group, Mitsubishi Motors Corporation and Denso Corporation. Many of our competitors have longer operating histories, greater name recognition, larger global market share, access to larger customer bases and significantly greater economies of scale, as well as greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result of these competitive pressures and expected increases in competition, we may price our products lower than our competitors in order to maintain market share. Any lower pricing may negatively affect our profit margins. If we fail to maintain or improve our market position and respond successfully to changes in the competitive landscape, our business and results of operations may suffer.

A large percentage of our sales revenue is derived from sales to a limited number of customers, and our business will suffer if sales to these customers decline.

A significant portion of our sales revenue historically has been derived from a limited number of customers. Five customers—Beijing Hyundai Motor Company, Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co. Ltd., Harbin Dongan Automotive Engine Manufacturing Co. Ltd., Tianjin FAW Xiali Automotive Co., Ltd. and Shenyang Xinguang Huachen Automotive Engine Co., Ltd.—accounted for approximately 55.8% of our sales in 2006. Any significant reduction in demand for vehicles manufactured by any of these major customers and any decrease in their demand for our products could harm our sales and business operations. The loss of one or more of these customers could damage our business, financial condition and results of operations.

Our sales revenue will decrease if there is less demand for vehicles in which our products are installed.

We sell our products primarily to manufacturers of passenger vehicles, particularly vehicles with engine displacement below 1.6 liters. If sales of these passenger vehicles decrease, demand for our products and our sales revenue will likewise decrease.

If we cannot obtain sufficient raw materials and components at a reasonable cost, our ability to produce and market our products, and thus our business, could suffer.

We purchase raw materials and component parts for our products from various suppliers located primarily in Asia, most of which are located in China and a few of which are located in South Korea. The raw materials and component parts that we use are mainly divided into four categories: metal parts, semiconductors, chemicals and packaging materials. The majority of our raw materials and components are purchased from suppliers in China, including Jinzhou Dongwoo, a company in which we hold a 50% equity interest and control the board of directors, Jinzhou Hanhua Electrical Systems Co., Ltd., Tianjin Jingda Rea Special Enamelled Wire Co., Ltd., Yingkou Die-Casting Products Co., Ltd. and foreign manufacturers based in South Korea, such as SW-Tech Corporation. Purchases from our five largest raw materials and component parts suppliers accounted for approximately 61.8% of our cost of sales in 2006. We may experience a shortage in the supply of certain raw materials and components in the future, and if any such shortage occurs, our manufacturing capabilities and operating results of operations could be negatively affected. If any supplier is unwilling or unable to provide us with high-quality raw materials and components in required quantities and at acceptable costs, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. In addition, some of our suppliers may fail to meet qualifications and standards required by our customers now or in the future, which could impact our ability to source raw materials and components. Our inability to find or develop alternative supply sources could result in delays or reductions in manufacturing and product shipments. Moreover, these suppliers may delay shipments or supply us with inferior quality raw materials and components that may adversely impact the performance of our products. The prices of raw materials and components needed for our products could also increase, and we may not be able to pass these price increases on to our customers. If any of these events occur, our competitive position, reputation and business could suffer.

If our customers and/or the ultimate consumers of the vehicles that use our products successfully assert product liability claims against us due to defects in our products, our operating results may suffer and our reputation may be harmed.

Our products are used primarily in small engine passenger vehicles. Significant property damage, personal injuries and even death can result from malfunctioning vehicles. If our products are not properly designed, built or installed or if people are injured because of our products, we could be subject to claims for damages based on theories of product liability and other legal theories. The costs and resources to defend such claims could be substantial and, if such claims are successful, we could be responsible for paying some or all of the damages. We have maintained product liability insurance only for products manufactured by Jinzhou Wanyou, which are sold in the United States and Canada. Negative publicity from such claims may also damage our reputation, regardless of whether such claims are successful. Any of these consequences resulting from defects in our products would hurt our operating results and stockholder value.

Our products may become subject to recall in the event of defects or other performance related issues.

Like many other participants in the automotive industry, we are at risk for product recall costs which are costs incurred when, either voluntarily or involuntarily, a product is recalled through a formal campaign to solicit the return of specific products due to a known or suspected performance defect. Costs typically include the cost of the product, part or component being replaced, the cost of the recall borne by our customers and labor to remove and replace the defective part or component. Our products have not been the subject of an open recall. If a recall decision is made, we will need to estimate the cost of the recall and record a charge to earnings in that period. In making this estimate, judgment is required as to the quantity or volume to be recalled, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us and the customer and, in some cases, the extent to which the supplier of the part or component will share in the recall cost. As a result, these estimates are subject to change. Excessive recall costs or our failure to adequately estimate these costs may negatively affect our operating results.

Our business may adversely change due to the cyclical nature of the automotive industry.

Our financial performance depends, in large part, on the varying conditions in the automotive markets that we serve. The volume of automobile production in Asia, North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in demand for our products. These fluctuations in demand in the automotive industry often are in response to overall economic conditions but are also a reaction to certain external factors, such as changes in interest rate levels, vehicle manufacturer incentive programs, changes in fuel costs, consumer spending and confidence and environmental issues. If the automotive market experiences a downturn, our results of operations and business will suffer.

We depend heavily on key personnel, and loss of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Qingjie Zhao, our Chairman, Chief Executive Officer and President, Meirong Yuan, our Chief Financial Officer and Treasurer, Yuncong Ma, our Chief Operating Officer, Seuk Jun Kim, our Vice President of New Product Development, Yuguo Zhao, our Vice President of Sales and Marketing and Yongdong Liu, our Vice President of Production. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position or if we are not able to attract and retain skilled employees as needed, our business could suffer. Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations.

In addition, if any of these key personnel joins a competitor or forms a competing company, we may lose some of our customers. We have entered into confidentiality and non-competition agreements with all of these key personnel. However, if any disputes arise between these key personnel and us, it is not clear, in light of uncertainties associated with the PRC legal system, what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.”

Certain of our existing stockholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Mr. Qingjie Zhao, our Chairman, Chief Executive Officer and President is the beneficial owner of approximately 54.2% of our common stock prior to this offering, and he will own approximately 39.6% of our common stock following this offering, assuming no exercise of the underwriters over-allotment option to purchase additional share of common stock from us. As a result, he has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares.

Mr. Qingjie Zhao’s association with other businesses could impede his ability to devote ample time to our business and could pose conflicts of interest.

Mr. Qingjie Zhao, our Chairman, Chief Executive Officer, President and beneficial owner of 54.2% of our common stock prior to this offering, and approximately 39.6% of our common stock following this offering, assuming no exercise of the underwriters over-allotment option to purchase additional share of common stock from us, serves as an executive director and is a 10.4% owner of China Wonder Limited, a company listed on the Alternative Investment Market of the London Stock Exchange, which is principally engaged in the manufacture and sale of specialty packaging machinery to the PRC pharmaceutical market. He also serves as an executive director and is an 11.0% owner of Jinzhou Jinheng Automotive Safety System Co., Ltd., a company listed on the Hong Kong Growth Enterprise Market, which is principally engaged in the manufacture and sale of automotive airbag safety systems in China. Mr. Zhao devotes most of his business time to our affairs and the remainder of his business time to the affairs of other companies. Mr. Zhao’s decision-making responsibilities for these three companies are similar in the areas of public relations, management of human resources, risk management and strategic planning. As a result, conflicts of interest may arise from time to time. We will attempt to resolve any such conflicts of interest in our favor. Additionally, even though Mr. Zhao is accountable to us and our stockholders as a fiduciary, which requires that he exercise good faith and due care in handling our affairs, his existing responsibilities to other entities may limit the amount of time he can spend on our affairs.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our operating results depend, in part, on our ability to deliver quality products on a timely and cost-effective basis. As our products become more advanced, it may become more difficult to maintain our quality standards. If we experience deterioration in the performance or quality of any of our products, it could result in delays in shipments, cancellations of orders or customer returns and complaints, loss of goodwill and harm to our brand and reputation. Furthermore, our products are used together with components and in motor vehicles that have been developed and maintained by third parties, and when a problem occurs, it may be difficult to identify the source of the problem. In addition, some automobile parts and components may not be fully compatible with our products and may not meet our or our customers’ quality, safety, security or other standards. The use by customers of our products with incompatible or otherwise substandard components is largely outside of our control and could result in malfunctions or defects in our products and result in harm to our brand. These problems may lead to a decrease in customers and revenue, harm to our brand, unexpected expenses, loss of market share, the incurrence of significant warranty and repair costs, diversion of the attention of our engineering personnel from our product development efforts, customer relation problems or loss of customers, any one of which could materially adversely affect our business.

If the automotive industry does not grow as we expect or grows at a slower speed than we expect, our sales and profitability may be materially adversely affected.

We derive most of our sales revenue from sales of our products in China. The continued development of our business depends, in large part, on continued growth in the automotive industry, especially in China. Although China’s automotive industry has grown rapidly in the past, it may not continue to grow at the same growth rate in the future or at all. However, the developments in our industry are, to a large extent, outside of our control and any reduced demand for automotive parts products and services, any other downturn or other adverse changes in China’s automotive industry could severely harm our business.

Environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may harm our results of operations.

We are subject to environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. We believe that we are in compliance with all material environmental, health and safety laws and regulations related to our products, operations and business activities. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production, cessation of our operations or even criminal sanctions. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Our failure to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations, which could cause damage to our business.

We have limited insurance coverage and do not carry any business interruption insurance, third-party liability insurance for our manufacturing facilities or insurance that covers the risk of loss of our products in shipment.

Operation of our facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. Furthermore, if any of our products are faulty, then we may become subject to product liability claims or we may have to engage in a product recall. We do not carry any business interruption insurance, product recall or third-party liability insurance for our manufacturing facilities or with respect to our products to cover claims pertaining to personal injury or property or environmental damage arising from defaults with our products, product recalls, accidents on our property or damage relating to our operations. We have obtained product liability insurance only for products manufactured by Jinzhou Wanyou which are sold to customers in the United States and Canada. Therefore, our existing insurance coverage may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, under the shipping terms of some of our customer contracts, we bear the risk of loss in shipment of our products. We do not insure this risk. While we believe that the shipping companies that we use carry adequate insurance or are sufficiently solvent to cover any loss in shipment, there can be no assurance that we will be adequately reimbursed upon the loss of a significant shipment of our products.

The discontinuation of the preferential tax treatment currently available to our PRC subsidiaries could materially adversely affect our results of operations.

Foreign invested enterprises, or FIEs, established in the PRC are generally subject to an enterprise income tax, or EIT, rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. FIEs established in Coastal Open Economic Zones, Special Economic Zones or Economic and Technical Development Zones, such as our PRC subsidiaries, are subject to an EIT rate of 27.0%, which is comprised of a 24.0% state income tax and a 3.0% local income tax.

Under the income tax law and the related implementing rules, FIEs engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC EIT starting from the year they become profitable and a 50.0% tax reduction for the three years thereafter.

Our subsidiaries Jinzhou Halla, Jinzhou Dongwoo and Jinzhou Wanyou are subject to PRC EIT at a rate of 27.0% of assessable profits, consisting of a 24.0% national tax and a 3.0% local tax. As approved by the relevant PRC tax authority, Jinzhou Halla and Jinzhou Dongwoo were entitled to a two-year exemption from EIT followed by a 50.0% tax exemption for the next three years, commencing from the first cumulative profit-making year in the fiscal financial year. The tax holiday of Jinzhou Halla commenced in 2001, and Jinzhou Halla was subject to a tax rate of 13.5% for 2003, 2004 and 2005. Furthermore, Jinzhou Halla, as an FIE, is engaged in an advanced technology industry and has been approved to enjoy a further 50.0% tax exemption for 2006, 2007 and 2008. The tax holiday of Jinzhou Dongwoo commenced in 2004. Jinzhou Dongwoo was subject to a tax rate of 13.5% for 2006 and is expected to be subject to a tax rate of 13.5% for 2007 and 2008. Finally, Jinzhou Wanyou, is entitled to a two-year EIT exemption for 2007 and 2008 and will receive a 50.0% EIT reduction for 2009, 2010 and 2011, assuming that Jinzhou Wanyou is profitable for each of these years.

In addition, Jinzhou Halla and Jinzhou Dongwoo, being FIEs, were entitled to two other special tax concessions. First, an amount equal to 40.0% of the qualifying domestic capital expenditures (as defined and approved under the relevant PRC income tax rule) can be used as an offset against the excess of the current year’s EIT over the prior year’s EIT. Second, an amount equivalent to 50.0% of the current year’s domestic development expenses can be used as an offset against EIT. These two tax concessions, if unutilized, can be carried forward for five years.

If this preferential tax treatment is discontinued by the tax authorities or is eliminated due to future changes in PRC tax laws, rules or regulations, our PRC operating subsidiaries may cease to enjoy the aforementioned tax benefits. If that were to occur, our PRC operating subsidiaries would thereafter be subject to a 27.0% standard EIT rate under the current tax laws through 2007 and up to a 25.0% rate from January 1, 2008 under the new tax law described below, which would significantly increase our effective tax rate and materially adversely affect our operating results.

On March 16, 2007, the National People’s Congress of China passed the new EIT Law, which will take effect as of January 1, 2008. Under the new EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to EIT at the rate of 25.0% on its global income. The new EIT Law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25.0%. In addition, under the new EIT Law, dividends from our PRC subsidiaries to us will be subject to a withholding tax. The rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations. Furthermore, the ultimate tax rate will be determined by treaty between China and the tax residence of the holder of the PRC subsidiaries. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact. The new EIT Law imposes a unified income tax rate of 25.0% on all domestic-invested enterprises and FIEs, such as our PRC operating subsidiaries, unless they qualify under certain limited exceptions, but the EIT Law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007 to be set out in more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government, and the timing of the issuance of such implementing regulations is currently unclear.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the Securities and Exchange Commission, or the SEC, adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. Under current law, we will be required to include a management report beginning with our annual report for the 2007 fiscal year and to include our independent registered public accounting firm’s attestment beginning with our annual report for the 2008 fiscal year. Our management may conclude that our internal controls over our financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

We can provide no assurance that we will be in compliance with all of the requirements imposed by SOX 404 or that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our holding company structure may hinder the payment of dividends.

Wonder Auto Technology, Inc. has no direct business operations, other than its ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us due to restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

PRC regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to PRC accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of sales revenue or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under PRC accounting standards and regulations to first fund certain reserve funds as required by PRC accounting standards, we will be unable to pay any dividends.

In addition, under the new EIT Law to be effective in January 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax. The rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations. Furthermore, the ultimate tax rate will be determined by treaty between China and the tax residence of the holder of the PRC subsidiary. We are monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher level of control over foreign exchange; and

•	the allocation of resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on us.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of automotive investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in China. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and all but one of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese officers, directors and subsidiaries.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

Most of our sales revenue and expenses are denominated in Renminbi. Under PRC law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or their respective local counterparts. These limitations could affect our PRC operating subsidiaries’ ability to obtain foreign exchange through debt or equity financing.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE Notice, which requires PRC residents to register with the competent local SAFE branch before using onshore assets or equity interests held by them to establish offshore special purpose companies, or SPVs, for the purpose of overseas equity financing. Under the SAFE Notice, such PRC residents must also file amendments to their registration in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations. Moreover, if the SPVs were established and owned the onshore assets or equity interests before the implementation date of the SAFE Notice, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC resident stockholder of any SPV fails to make the required SAFE registration and amended registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV. Failure to comply with the SAFE registration and amendment requirements described above could also result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We believe our stockholders who are PRC residents as defined in the SAFE Notice have registered with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by the SAFE Notice. Moreover, because of uncertainty over how the SAFE Notice will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE Notice by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE Notice. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with the SAFE Notice, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require SPVs formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. However, the new regulation does not expressly provide that approval from the CSRC is required for the offshore listing of a SPV which acquires, directly or indirectly, an equity interest in or shares of domestic PRC entities held by domestic companies or individuals by cash payment, nor does it expressly provide that approval from CSRC is not required for the offshore listing of a SPV which has fully completed its acquisition of an equity interest of domestic PRC equity prior to September 8, 2006. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. It is not clear whether the provisions in the new regulation regarding the offshore listing and trading of the securities of a SPV apply to an offshore company such as us which has acquired an equity interest of PRC domestic entities for cash and has completed the acquisition of the equity interest of PRC domestic entities prior to the effective date of the new regulation. We believe, based on the interpretation of the new regulation and the practice experience of our PRC legal counsel, Jiayuan Law Firm, that CSRC approval is not required for this offering and listing of our shares on the Nasdaq Global Market. Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the shares being offered by us.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

The recent PRC Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors also governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new regulation will require the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulation allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the Ministry of Commerce and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, our balance sheet and our earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Currently, some of our raw materials, components and major equipment are imported. In the event that the U.S. dollars appreciate against Renminbi, our costs will increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results will suffer. In addition, since our sales to international customers are growing rapidly, we are increasingly subject to the risk of foreign currency depreciation.

RISKS RELATED TO THIS OFFERING AND THE MARKET FOR OUR STOCK GENERALLY

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our common stock is volatile, and this volatility may continue. For instance, between January 1, 2006 and July 5, 2007, the closing bid price of our common stock, as reported on the markets on which our securities have traded, ranged between $1.02 and $7.60. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

•	expiration of lock-up agreements;

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the automotive parts or automotive industries;

•	customer demand for our products;

•	investor perceptions of the automotive parts and automotive industries in general and our company in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	loss of external funding sources;

•	sales of our common stock, including sales by our directors, officers or significant stockholders; and

•	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in late February 2007, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our common stock and other interests in our company at a time when you want to sell your interest in us.

Future sales or perceived sales of our common stock could depress our stock price.

All of our executive officers and directors and certain of our stockholders have agreed not to sell shares of our common stock for a period of 90 days following this offering, subject to extension under specified circumstances at the option of Piper Jaffray & Co. See “Underwriting.” Shares of common stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. A substantial number of shares of our common stock held by our current stockholders are freely tradable. See “Shares Eligible for Future Sale.” If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of this potential dilution could cause stockholders to attempt to sell their shares and investors to short the stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock’s market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We do not intend to pay dividends on shares of our common stock for the foreseeable future.

We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on shares of our common stock in the foreseeable future.

Although publicly traded, the trading market in our common stock has been substantially less liquid than the average trading market for a stock quoted on the Nasdaq Global Market and this low trading volume may adversely affect the price of our common stock.

Our common stock is traded on the Over-the-Counter Bulletin Board. Although we have applied and intend to have our common stock listed on the Nasdaq Global Market as a pre-condition to completion of this offering, the trading market in our common stock has been substantially less liquid than the average trading market for companies quoted on the Nasdaq Global Market. Reported average daily trading volume in our common stock for the three month period ended July 5, 2007, was approximately 28,414 shares. Although we believe that this offering will improve the liquidity for our common stock, there is no assurance that the offering will increase the volume of trading in our common stock. Limited trading volume will subject our shares of common stock to greater price volatility and may make it difficult for you to sell your shares of common stock at a price that is attractive to you.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our Articles of Incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

We may use these proceeds in ways with which you may not agree.

We have considerable discretion in the application of the proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our shares. The net proceeds may also be placed in investments that do not produce income or that lose value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the market for alternators, starters and our other products;

•	our expectations regarding the continued growth of the automotive industry;

•	our beliefs regarding the competitiveness of our automotive electrical products;

•	our expectations regarding the expansion of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of automotive electrical products.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from the sale of shares of common stock that we are offering, after deducting the underwriting discount and our expenses of the offering, and assuming a public offering price of $             per share. A $1.00 increase (decrease) in the assumed offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million (assuming the number of shares of common stock set forth on the cover of this preliminary prospectus remains the same).

We currently anticipate that we will use the net proceeds we receive from the offering substantially as follows:

•	approximately $ million for construction and expansion of manufacturing facilities and production lines;

•	approximately $ million to fund research and development efforts and development of new products; and

•	approximately $ million to expand our marketing and sales network.

We intend to use the remaining net proceeds for other general corporate purposes, including potential acquisitions of an investments in complimentary businesses. We do not currently have any agreements or understandings with third parties to make any material acquisitions of, or investment in, other businesses. Depending on future events and others changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. The selling stockholder will receive all of the net proceeds from the sales of common stock offered by it under this prospectus.

PRICE RANGE OF OUR COMMON STOCK

Our common stock became eligible for quotation on the OTC Bulletin Board on October 4, 2005 and currently trades under the symbol “WATG.OB.” We have applied for and intend to have our stock listed on the Nasdaq Global Market under the symbol “WATG” upon completion of this offering.

The following table sets forth, for the periods indicated, the high and low closing bid prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The high and low quotations for the first quarter and the third quarter of 2006 have been adjusted for a 20-for-1 reverse stock split that became effective in February 2006 and to give retroactive effect to the 2.448719-for-1 forward stock split that became effective on July 26, 2006, respectively.

	Closing Bid Prices(1)
	High	Low
Year Ended December 31, 2007
2nd Quarter	$7.40	$6.71
1st Quarter	7.60	4.50

Year Ended December 31, 2006
4th Quarter	5.20	3.00
3rd Quarter	4.65	2.14
2nd Quarter	2.14	1.02
1st Quarter	1.12	1.02

Year Ended December 31, 2005
4th Quarter	0.15	0.075
3rd Quarter	N/A	N/A
2nd Quarter	N/A	N/A
1st Quarter	N/A	N/A

(1)

The above tables set forth the range of high and low closing bid prices per share of our common stock as reported by www.finance.yahoo.com for the periods indicated. The last reported price of our common stock on July 5, 2007 was $6.81 per share.

As of July 5, 2007, there were 23,959,994 shares of our common stock outstanding, and we had approximately 399 stockholders of record.

DIVIDEND POLICY

We have never declared dividends or paid cash dividends. Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future.

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

CAPITALIZATION

The following table sets forth a summary of our capitalization on a historical basis as of March 31, 2007 and should be read in conjunction with our interim consolidated financial statements and notes included in this prospectus. The table also summarizes our capitalization on an as adjusted basis assuming: (1) the completion of this offering at an offering price of $       per share, the last reported sale price for our common stock on                     , 2007; (2) net proceeds to us from this offering of $             after payment of estimated underwriting discount and estimated expenses totaling $          ; and (3) the intended application of the net proceeds of this offering.

	As of March 31, 2007
	Actual	As Adjusted
	(in thousands)
	(unaudited)

Debt:
Short-term debt	$6,459	$
Long-term debt	10,917

Total debt	17,376
Stockholders’ equity:
Common stock, $0.0001 par value, authorized 90,000,000 shares, issued 23,959,994 shares actual and shares as adjusted	2
Additional paid in capital	22,140
Statutory and other reserves	3,148
Accumulated other comprehensive income	1,819
Retained earnings	14,196

Total stockholders’ equity	41,307

Total capitalization	$58,683	$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of income and comprehensive income data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the year ended December 31, 2003 is derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the year ended December 31, 2002 is derived from our unaudited consolidated financial statements not included in this prospectus. We derived our selected historical consolidated financial data as of March 31, 2006 and March 31, 2007 and for the three months ended March 31, 2006 and March 31, 2007 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	(In thousands, except share and per share data)
	Year Ended December 31,					Three Months Ended March 31
	2002	2003	2004	2005	2006	2006	2007
Statement of Operations Data:
Sales revenue:	$22,781	$39,791	$42,266	$48,063	$72,150	$14,793	$21,567
Cost of sales	(17,288)	(31,193)	(33,074)	(36,787)	(58,290)	(11,816)	(16,252)
Gross profit	5,493	8,598	9,192	11,276	13,861	2,977	5,315
Expenses:
Administrative expenses	527	593	732	1,011	1,449	307	667
Amortization and depreciation(2)	113	112	111	128	176	—	—
Other operating expenses(2)	71	27	49	16	142	—	—
Provision (Recovery) for doubtful debt(2)	4	23	2	—	(8)	—	—
Research and development costs(1)	—	—	—	—	—	101	263
Selling expenses	1,135	1,523	1,510	2,148	2,137	696	652

Total expenses	1,850	2,278	2,405	3,304	3,896	1,104	1,582

Income from continuing operations before taxes	3,334	5,883	6,306	7,298	9,596	1,628	3,389
Income taxes	33	(665)	(718)	(897)	(1,270)	(219)	(467)
Net income	3,367	5,218	5,587	6,401	8,224	1,409	2,712

Earnings per share—basic and diluted(3)	$0.20	$0.30	$0.32	$0.37	$0.40	$0.08	$0.11

Weighted average number of shares outstanding - basic and diluted	17,227	17,227	17,227	17,227	20,787	17,227	23,960

Cash dividend declared per common share	—	—	—	—	—	—	—

Cash Flows Data:
Net cash flows provided by (used in) operating activities	$908	$(2,481)	$7,239	$11,439	$1,389	$55	$(3,767)
Net cash flows provided by (used in) investing activities	(631)	(1,300)	(3,472)	(5,063)	(7,137)	(609)	(1,375)
Net cash flows provided by (used in) financing activities	304	4,947	(4,161)	(3,988)	9,226	(1,704)	2,896

	December 31,					March 31 2007
	2002	2003	2004	2005	2006
Balance Sheet Data:
Cash and cash equivalents	$1,056	$2,223	$1,830	$4,369	$8,204	$6,065
Working capital	4,367	6,297	5,344	10,185	18,933	30,414
Total assets	28,591	37,643	36,975	52,090	78,000	85,332
Total current liabilities	14,154	20,824	19,262	28,282	37,194	30,983
Long term liability	—	—	—	4,955	—	10,917
Total liabilities	14,154	20,824	19,262	33,236	37,194	41,900
Total stockholders’ equity	14,437	16,819	17,713	18,854	38,227	41,307

(1)	Research and development costs were listed as a new line item under operating expenses for the first time in our financial statements for the quarter ended March 31, 2007.
(2)

Amortization and depreciation was included in administrative expenses and selling expenses in the financial statement for interim period ended March 31, 2007. Other operating expenses and provision (recovery) for doubtful debt were included in administrative expenses in the financial statement for interim period ended March 31, 2007.

(3)

The per share data reflects the recapitalization of stockholders’ equity as if the reverse acquisition of Wonder Auto Limited occurred as of the beginning of the first period presented and has been adjusted for the 2.448719-for-1 forward stock split effected on July 26, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Wonder Auto Technology, Inc. is a Nevada holding company whose China-based operating subsidiaries, Jinzhou Halla, Jinzhou Dongwoo and Jinzhou Wanyou, are primarily engaged in designing, developing, manufacturing and selling automotive electrical parts in China, specifically alternators and starters. We have been producing alternators and starters in China since 1997. In 2006, we ranked second in sales revenue in the PRC market for automobile alternators and starters according to a 2006 report issued by the Automotive Electrical Component Commission of the China Automotive Society.

Most of our products are used in passenger cars, especially smaller engine vehicles with engine displacement below 1.6 liters. We offer over 150 different models of alternators and over 70 different models of starters. In addition, we have begun to manufacture and sell rectifier and regulator products for use in alternators as well as various rods and shafts for use in shock absorbers, alternators and starters.

We sell our products to automakers, engine manufacturers and, increasingly, auto parts suppliers, based primarily in China, and we are increasingly exporting our products to the international market. Our primary focus during 2006 and for 2007 has been to increase sales of our alternator and starter products. We have experienced significant growth in sales revenue resulting primarily from increasing demand for our products, larger orders from our key customers, and expansion of our production capacity. We also expect to increase exports to international markets.

To capitalize on the increased demand for our products, we have undertaken significant capital expansion and capital improvement efforts, utilizing most of the net proceeds received from our equity financing in 2006 to expand and enhance our manufacturing capabilities. In 2006 and early 2007, we also made two strategic acquisitions of suppliers, Jinzhou Dongwoo and Jinzhou Wanyou, which reduced our cost of raw materials and components. In addition, a large portion of Jinzhou Wanyou’s products are sold to third parties which has helped expand our customer base and product offerings.

As of December 31, 2006, we had 370 employees working at our three alternator assembly lines and three starter assembly lines. The total annual production capacity of these production lines is approximately 1.1 million units of alternators and 1.2 million units of starters. Our assembly lines operate on two eight-hour shifts per day over a five-day work week. Full utilization of our assembly lines is defined on this basis, and overtime production may result in utilization rates exceeding 100%. The utilization rates of our alternator production lines in 2004, 2005 and 2006 were approximately 74%, 85% and 109%, respectively, while those of the starter production lines were approximately 96%, 140% and 74%, respectively.

Our gross margin, which was 19.2% in 2006, has been affected by a variety of factors. First, our research and development efforts have focused on reducing our costs and raw materials consumption per unit of production. Additionally, we have increasingly focused our sales efforts on customers that place larger orders. We also have attempted to source the highest quality materials and components for our products, while negotiating favorable pricing and volume discounts. Finally, we have expended significant resources and leveraged our production experience to develop an efficient and flexible manufacturing and operational infrastructure.

In April 2007, we expanded our product mix by acquiring Jinzhou Wanyou, a manufacturer of shock absorber rods, vibration dampers and rotary axles for automotive alternators and starters. We expect our revenue to continue to grow in future periods as a result of contributions by Jinzhou Wanyou, expected growth in China’s auto parts industry, the increased demand for small engine automobiles, a friendly regulatory environment and our plans to increase the level of our exports.

Principal Factors Affecting Our Financial Performance

We believe that the following factors will continue to affect our financial performance:

Growth of China’s automobile industry.    In China, the total output of automobiles reached almost 7.3 million units in 2006, representing a 27.6% increase over 2005 according to the National Bureau of Statistics of China, making China among the fastest growing automotive markets in the world. China is now the second largest auto market in the world. According to the China Association of Automobile Manufacturers, the output of automobiles in China in 2007 is expected to reach 8.5 million units, including 4.8 million passenger cars. We believe that the significant level of automobile ownership in China and the increasing number of automobile sales will increase the size of the automotive aftermarket, the need for replacement parts and the overall demand for our products.

Increasing demand for small engine automobiles.    Another important trend that positively affects our financial condition is the increasing demand in China for small engine automobiles. We believe this is being driven by fuel prices, environmental considerations and government tax regulations promoting the use of small engine vehicles. Most of our products are manufactured for use in automobiles with engine displacements between 1.0 and 1.6 liters. We expect an increase in the use and production of small engine vehicles and greater demand for parts and maintenance for these vehicles.

Fluctuations in raw material and components costs.    Our operations require substantial amounts of a variety of raw materials and components. Some raw materials and components, especially copper wire, have been susceptible to fluctuations in price and availability. Significant increases in the prices of our raw materials and components have a direct and negative impact on our gross margin. We attempt to offset disadvantageous price fluctuations in raw materials and components by sourcing large quantities to achieve economies of scale, by reducing the consumption of raw material per unit and component per unit through research and development and by focusing on suppliers within close proximity to our facilities. We have also acquired a 50.0% ownership interest in Jinzhou Dongwoo, one of our primary suppliers, to reduce our raw material and component costs. Ultimately, we may need to raise finished product prices sufficiently in order to recover higher raw material and component costs and maintain our profit margin.

PRC regulations promoting the use of domestically manufactured auto parts and components.     Effective on July 1, 2006, the National Development and Reform Commission, the PRC Ministry of Finance and the Ministry of Commerce adopted a regulation encouraging automakers to use parts manufactured by local Chinese auto parts manufacturers. This regulation imposes on automakers a tariff of up to 25% if more than 60% of the price of the components and parts of an automobile manufactured in China are imported. We believe that this regulation will continue to have a positive impact on the sales of our products.

Increase in exports.    We plan to expand sales of our products to foreign markets. In 2006, our sales to foreign customers reached $3.5 million, or approximately 4.8% of our total sales, with the majority of our foreign sales being made to customers in South Korea, Turkey and the United States. Our recent acquisition of Jinzhou Wanyou is also expected to contribute to increased exports of our products. In the first quarter of 2007, Jinzhou Wanyou’s total sales to foreign markets were approximately $0.6 million, accounting for approximately 64.1% of its total sales.

Expansion of our production capacity.    Expansion of our production capacity is needed to satisfy increased demand for our products. Our utilization rate for our alternator and starter production lines in 2006 was approximately 109% and 74%, respectively. In order to increase our production capacity, we must make capital investments that improve the efficiency and capacity of our manufacturing facilities and equipment. A large portion of the proceeds raised in our 2006 equity financing has been used to construct four additional production lines, two of which are currently operational and two more of which are expected to be operational by the end of July 2007. We may need to build additional production lines to satisfy the projected demand for our products.

Taxation

United States

Wonder Auto Technology, Inc. is subject to United States tax at a tax rate of 34%. No provision for income taxes in the United States has been made as the taxable income for 2006 was set-off by a net operating loss carry forward from previous years and Wonder Auto Technology, Inc. had no taxable income in 2005 and 2004.

BVI

Wonder Auto Limited and Man Do Auto Technology Co., or Man Do, were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

PRC

FIEs established in the PRC are generally subject to an EIT rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. FIEs established in Coastal Open Economic Zones, Special Economic Zones or Economic and Technical Development Zones, such as our PRC subsidiaries, are subject to an EIT rate of 27.0%, which is comprised of a 24.0% state income tax and a 3.0% local income tax.

Under the income tax law and the related implementing rules, FIEs engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC EIT starting from the year they become profitable and a 50% tax reduction for the three years thereafter.

Our subsidiaries Jinzhou Halla, Jinzhou Dongwoo and Jinzhou Wanyou are subject to PRC EIT at a rate of 27.0% of assessable profits, consisting of a 24.0% national tax and a 3.0% local tax. As approved by the relevant PRC tax authority, Jinzhou Halla and Jinzhou Dongwoo were entitled to a two-year exemption from EIT followed by a 50.0% tax exemption for the next three years, commencing from the first cumulative profit-making year in the fiscal financial year. The tax holiday of Jinzhou Halla commenced in 2001, and Jinzhou Halla was subject to a tax rate of 13.5% for 2003, 2004 and 2005. Furthermore, Jinzhou Halla, as an FIE, is engaged in an advanced technology industry and has been approved to enjoy a further 50.0% tax exemption for 2006, 2007 and 2008. The tax holiday of Jinzhou Dongwoo commenced in 2004. Jinzhou Dongwoo was subject to a tax rate of 13.5% for 2006 and is expected to be subject to a tax rate of 13.5% for 2007 and 2008. Finally, Jinzhou Wanyou, is entitled to a two-year EIT exemption for 2007 and 2008 and will receive a 50.0% EIT reduction for 2009, 2010 and 2011, assuming that Jinzhou Wanyou is profitable for each of these years.

In addition, Jinzhou Halla and Jinzhou Dongwoo, being FIEs, were entitled to two other special tax concessions. First, an amount equal to 40.0% of the qualifying domestic capital expenditures (as defined and approved under the relevant PRC income tax rule) can be used as an offset against the excess of the current year’s EIT over the prior year’s EIT. Second, an amount equivalent to 50.0% of the current year’s domestic development expenses can be used as an offset against EIT. These two tax concessions, if unutilized, can be carried forward for five years.

On March 16, 2007, the National People’s Congress of China passed the new EIT Law, which will take effect as of January 1, 2008. Under the new EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to EIT at the rate of 25.0% on its global income. The new EIT Law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25.0%. In addition, under the new EIT Law, dividends from our PRC subsidiaries to us will be subject to a withholding tax. The rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations. Furthermore, the ultimate tax rate will be determined by treaty between China and the tax residence of the holder of the PRC subsidiaries. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact. The new EIT Law imposes a unified income tax rate of 25.0% on all domestic-invested enterprises and FIEs, such as our PRC operating subsidiaries, unless they qualify under certain limited exceptions, but the EIT Law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007 to be set out in more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government, and the timing of the issuance of such implementing regulations is currently unclear.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Sales revenue	$42,266	$48,063	$72,150	$14,793	$21,567
Cost of sales	33,074	36,787	58,290	11,816	16,252
Gross profit	9,192	11,276	13,861	2,977	5,315
Expenses
Administrative expenses	732	1,011	1,449	307	667
Amortization and depreciation	111	128	176	—	—
Other operating expenses	49	16	142	—	—
(Recovery of) / provision for doubtful debts	2	—	(8)	—	—
Research and development costs(1)	—	—	—	101	263
Selling expenses	1,510	2,148	2,137	696	652
Total expenses	2,405	3,304	3,896	1,104	1,582
Income before income taxes	6,306	7,298	9,596	1,628	3,389
Income taxes	718	897	1,270	219	467
Minority interests	—	—	102	—	209
Net income	5,587	6,401	8,224	1,409	2,712
As a Percentage of Sales Revenue
Sales revenue	100%	100%	100%	100%	100%
Cost of sales	78.3%	76.5%	80.8%	79.9%	75.4%
Gross profit	21.7%	23.5%	19.2%	20.1%	24.6%
Expenses
Administrative expenses	1.7%	2.1%	2.0%	2.1%	3.1%
Amortization and depreciation(2)	0.3%	0.3%	0.2%	—	—
Other operating expenses(2)	0.1%	—	0.2%	—	—
(Recovery of) / provision for doubtful debts(2)	—	—	—	—	—
Research and development costs (1)	—	—	—	0.7%	1.2%
Selling expenses	3.6%	4.5%	3.0%	4.7%	3.0%
Total expenses	5.7%	6.9%	5.4%	7.5%	7.3%
Income before income taxes	14.9%	15.2%	13.3%	11.0%	15.7%
Income taxes	1.7%	1.9%	1.8%	1.5%	2.2%
Minority interests	—	—	0.1%	—	1.0%
Net income	13.2%	13.3%	11.4%	9.5%	12.6%

(1)	Research and development costs were listed as a new line item under operating expenses for the first time in our financial statements for the quarter ended March 31, 2007.
(2)

Amortization and depreciation was included in administrative expenses and selling expenses in the financial statement for interim period ended March 31, 2007. Other operating expenses and provision (recovery) for doubtful debt were included in administrative expenses in the financial statement for interim period ended March 31, 2007.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Components of Sales Revenue
Total sales revenue	$42,266	$48,063	$72,150	$14,793	$21,567
Revenue by product or product line
Alternator	28,119	30,118	45,216	9,131	13,917
Starter	14,147	17,945	26,934	5,662	7,650

Comparison of Three Months Ended March 31, 2007 and March 31, 2006

Sales Revenue.    Our sales revenue is generated from sales of our alternator and starter products. Sales revenue increased $6.8 million, or 45.8%, to $21.6 million for the three months ended March 31, 2007 from $14.8 million for the same period ended March 31, 2006. This increase was mainly attributable to the increased market demand for our products. The automobile market in China, especially the market for small engine automobiles, continued to expand in the first three months of 2007 due, in part, to the implementation of new PRC consumption tax regulations and the promulgation of new regulations which urge government agencies to use tax breaks and preferential oil-pricing policies to encourage consumers to buy low-emission automobiles. Sales to our existing clients increased in the first quarter of 2007. In addition, we believe market recognition of our brand increased, which accelerated sales to new customers in the first three months of 2007. Our efforts to increase exports of our products also resulted in revenue from exports constituting 4.8% of the total revenue for the three months ended March 31, 2007, as compared to 1.0% for the same period last year.

Cost of Sales.    Our cost of sales is primarily comprised of the costs of our raw materials, components, labor and overhead. Our cost of sales increased $4.4 million, or 37.5%, to $16.3 million for the three months ended March 31, 2007 from $11.8 million during the same period in 2006. This increase was mainly due to the increase of our sales revenue. As a percentage of sales revenue, the cost of sales decreased to 75.4% during the three months ended March 31, 2007 from 79.9% in the same period of 2006. Despite the increased costs of certain key materials and components, including copper wire, we were able to benefit from economies of scale and reductions in our per unit costs of raw materials, components, labor and equipment because of the significant increase of sales volume in the first quarter of 2007. The decrease of our cost of sales in the first quarter of 2007 also resulted from more efficient cost control management and improved technology which allowed us to reduce raw material and component consumption per unit of production. In addition, our newly acquired subsidiary Jinzhou Dongwoo had a gross profit of $993,167 in the first quarter of 2007. Because Jinzhou Dongwoo is our supplier, the consolidation of Jinzhou Dongwoo’s financial results reduced our costs of sales by $993,167 which increased our gross profit for the first quarter of 2007.

Gross Profit.    Our gross profit is equal to the difference between our sales revenue and our cost of sales. Our gross profit increased $2.3 million, or 78.5%, to $5.3 million for the three months ended March 31, 2007 from approximately $3.0 million for the same period in 2006. Gross profit as a percentage of sales revenue was 24.6% for the three-month period ended March 31, 2007, as compared to 20.1% during the same period in 2006. Such percentage increase was mainly due to the decreased cost of sales as discussed above. We expect gross margin to be slightly lower during the remainder of the year due to fluctuations in raw material and component prices and customer pricing pressures.

Administrative Expenses.    Administrative expenses consist of the costs associated with staff and support personnel who manage our business activities and professional fees paid to third parties. Our administrative expenses increased $359,658, or 117.2%, to $666,566 for the three months ended March 31, 2007 from approximately $306,908 for the same period in 2006. As a percentage of sales revenue, administrative expenses increased to 3.1% for the three months ended March 31, 2007, as compared to 2.1% for the same period in 2006. This percentage increase was primarily attributable to the consolidation of Jinzhou Dongwoo’s financial results, the increased costs in connection with improving our internal controls and the addition of three independent directors on our board of directors in the first quarter of 2007. We believe such increase was generally in line with the increase in our revenue. We are now working to improve our internal control system to ensure compliance with SOX 404. As a result, we expect that our administrative expenses will continue to increase until we have fully implemented our new accounting system and our SOX 404 evaluation is completed.

Research and Development Costs.    Research and development costs, listed as a new line item under operating expenses for the first quarter of 2007, consist of amounts spent on developing new products and enhancing our existing products. Our research and development costs increased $162,888, or 162.0%, to $263,446 for the three months ended March 31, 2007 from $100,558 for the same period in 2006. As a percentage of sales revenue, research and development costs increased to 1.2% for the three months ended March 31, 2007 from 0.7% for the same period in 2006. This percentage increase was primarily attributable to the purchase of research and development equipment and hiring of new research and development personnel.

Selling Expenses.    Selling expenses include sales commissions, the cost of advertising and promotional materials, salaries and fringe benefits of sales personnel, after-sale support services and other sales related costs. Our selling expenses decreased $44,815 to $651,616 for the three months ended March 31, 2007 from $696,431 for the same period in 2006. As a percentage of sales revenue, our selling expenses decreased to 3.0% for the three months ended March 31, 2007 from 4.7% for the same period in 2006. This dollar and percentage decrease was primarily attributable to the improvement in the quality of our products, which reduced after-sale services. In addition, our increased sales volume created economies of scale thereby reducing our per unit selling expenses.

Total Expenses.    Our total expenses increased $477,731, or 43.3%, to $1.6 million for the three months ended March 31, 2007 from $1.1 million for the same period in 2006. As a percentage of sales revenue, our total expenses decreased to 7.3% for the three months ended March 31, 2007 from 7.5% for the same period in 2006. The dollar increase was primarily attributable to increased administrative and research and development expenses as discussed above.

Income Before Income Taxes.    Income from operations before income taxes increased $1.8 million, or 108.2%, to $3.4 million during the three months ended March 31, 2007 from $1.6 million during the same period in 2006. Income from operations before income taxes as a percentage of sales revenue increased to 15.7% during the three months ended March 31, 2007 from 11.0% during the same period in 2006 due to the factors described above.

Provision for Income Taxes.    Our provision for income taxes increased $248,161 to $466,814 during the three months ended March 31, 2007 from $218,653 during the same period in 2006. Our effective tax rate for the three months ended March 31, 2007 was 13.5%.

Minority Interest.    Our financial statements reflect an adjustment to our consolidated group net income equal to $209,371 for the three months ended March 31, 2007, reflecting the minority interests held by third parties in Jinzhou Dongwoo. We acquired 50.0% interest in Jinzhou Dongwoo from Winning International Development Limited, or Winning, in August 2006.

Net Income.    Our net income increased $1.3 million, or 92.5%, to $2.7 million during the three months ended March 31, 2007 from $1.4 million during the same period in 2006.

Comparison of 2006 and 2005

Sales Revenue.    Sales revenue increased $24.1 million, or 50.1%, to $72.2 million in 2006 from $48.1 million in 2005. This increase was mainly attributable to increased market demand for our products in the small and medium-size engine passenger car market in China spurred in part by government incentives, our expanded production capacity and increased sales to our existing customers.

Cost of Sales.    Our cost of sales increased $21.5 million to $58.3 million in 2006 from $36.8 million in 2005. As a percentage of sales revenue, the cost of sales increased to 80.8% in 2006 from 76.5% in 2005. This increase is attributable to the rise in our cost of raw materials and components and increase in sales revenue. The price of raw materials and components rose by 8.9% in 2006, which contributed to an increase of 58.5% in the overall cost of sales despite our relatively stable labor and manufacturing costs.

Gross Profit.    As a result of the factors above, our gross profit increased $2.6 million to $13.9 million in 2006 from $11.3 million in 2005. Gross profit as a percentage of sales revenue was 19.2% in 2006, as compared to 23.5% in 2005.

Administrative Expenses.    Our administrative expenses increased $437,908, or 43.3%, to $1.4 million in 2006 from $1.0 million in 2005. The increase was primarily attributable to expenses incurred in our financing activities in the United States, as well as increased audit expenses. As a percentage of sales revenue, administrative expenses decreased to 2.0% in 2006 from 2.1% in 2005. This percentage decrease is primarily a function of our sales revenue increasing faster than our administrative expenses.

Amortization and Depreciation.    Our amortization and depreciation expense increased $47,805, or 37.3%, to $175,803 in 2006 from $127,998 in 2005. As a percentage of sales revenue, expenses associated with amortization and depreciation decreased to 0.2% in 2006 from 0.3% in 2005. This percentage decrease was primarily a function of our sales revenue increasing faster than our amortization and depreciation expense.

Other Operating Expenses.    Other operating expenses increased from $16,257 in 2005 to $142,442 in 2006. This increase was primarily attributable to the loss on the disposal of fixed assets and a write off for bad debts.

Selling Expenses.    Our selling expenses remained steady at $2.1 million in 2006 from $2.1 million in 2005. As a percentage of sales revenue, our selling expenses decreased to 3.0% in 2006 from 4.5% in 2005. This percentage decrease was primarily attributable to our utilization of more efficient controls, which stabilized our selling expenses, improved the quality of our products and resulted in less expenses related to repairs and replacements.

Total Expenses.    Our total expenses increased $592,426 to $3.9 million in 2006 from $3.3 million in 2005. As a percentage of sales revenue, our total expenses decreased to 5.4% in 2006 from 6.9% in 2005. This percentage decrease was primarily attributable to a decrease in our selling expenses.

Income Before Income Taxes.    Income from operations before taxes increased $2.3 million, or 31.5%, to $9.6 million in 2006 from $7.3 million in 2005. Income from operations before income taxes as a percentage of revenue decreased to 13.3% in 2006 from 15.2% in 2005.

Provision for Income Taxes.    Provision for income taxes increased $373,135 to $1.3 million in 2006 from $897,256 in 2005. Our effective tax rate for 2006 was 13.5%.

Net Income.    Net income increased $1.8 million, or 28.5%, to $8.2 million in 2006 from $6.4 million in 2005.

Comparison of 2005 and 2004

Sales Revenue.    Our sales revenue increased $5.8 million, or 13.7%, to $48.1 million in 2005 from $42.3 million in 2004. This increase was mainly attributable to the increased market demand for our products due to growth in the small and medium engine passenger car market.

Cost of Sales.    Our cost of sales increased $3.7 million, or 11.2%, to $36.8 million in 2005 from $33.1 million in 2004. This increase was mainly attributable to the increase of sales volume. As a percentage of sales revenue, our cost of sales in 2005 decreased 1.8% from 2004 mainly because the sale of products with higher profit margins constituted a higher percentage of our sales revenue in 2005 as compared with 2004.

Gross Profit.    Our gross profit increased $2.1 million, or 22.7%, to $11.3 million in 2005 from $9.2 million in 2004. Gross profit as a percentage of sales revenue was 23.5% in 2005 as compared to 21.7% in 2004.

Administrative Expenses.    Our administrative expenses increased $278,753, or 38.1%, to $1.0 million in 2005 from $732,370 in 2004. As a percentage of sales revenue, administrative expenses increased to 2.1% in 2005 from 1.7% in 2004. This increase was primarily attributable to salary increases resulting from the establishment of three new vice president positions and increased costs for repairing our facilities.

Amortization and Depreciation.    Our amortization and depreciation expenses increased $17,036, or 15.4%, to $127,998 in 2005 from $110,962 in 2004.

Other Operating Expenses.    Other operating expenses decreased from $49,169 in 2004 to $16,257 in 2005. This decrease was primarily attributable to more efficient cost controls and management.

Selling Expenses.    Our selling expenses increased $637,956, or 42.2%, to $2.1 million in 2005 from $1.5 million in 2004. As a percentage of sales revenue, our selling expenses increased to 4.5% in 2005 from 3.6% in 2004. This increase was primarily attributable to our increased marketing efforts and the increase of sales volumes.

Total Expenses.    Our total expenses increased $898,927, or 37.4%, to $3.3 million in 2005 from $2.4 million in 2004. As a percentage of sales revenue, our total expenses increased to 6.9% in 2005 from 5.7% in 2004. This dollar increase was primarily attributable to the factors described above.

Income Before Income Taxes.    Income from operations before income taxes increased $992,482, or 15.7%, to $7.3 million in 2005 from $6.3 million in 2004. Income from operations before income taxes as a percentage of sales revenue increased to 1.9% in 2005 from 1.7% in 2004. This increase was primarily a result of increased revenue and gross margin.

Income Taxes.    We incurred income taxes of $897,256 in 2005. This represented an increase of 24.9% from the $718,298 in income taxes we incurred in 2004. We paid more taxes in 2005 primarily as a result of higher income in 2005 compared to 2004.

Net Income.    Net income increased $813,524, or 14.6%, to $6.4 million in 2005 from $5.6 million in 2004.

Allowance for Doubtful Debts

Our trade receivables were $24.7 million as of December 31, 2006, an increase of $6.2 million, or 33.7%, from $18.5 million as of December 31, 2005. Our allowance for doubtful accounts totaled $32,150 as of December 31, 2006, a 17.0% decrease from $38,745 as of December 31, 2005.

The increase of our trade receivables as compared to the decrease of our allowance for doubtful accounts was mainly due to the increase in our sales revenue and our policy to generally account a trade receivable as a doubtful account only if it remains uncollected for more than one year. Our allowance for doubtful debts accounts for an insignificant portion of the receivable balance in spite of the increasing trade receivable balance throughout the reporting periods because almost all the outstanding debts were aged less than one year. Many of our customers have long business relationships with us and good settlement histories. In the absence of significant bad debt experience, we consider the existing provisioning policy as adequate.

Selected Quarterly Financial Information

The following table sets forth certain unaudited financial information for us for each of the nine quarters ended March 31, 2007. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of our management, include all adjustments necessary for the fair presentation of the results of operations for these periods. You should read this information together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	RMB		RMB		RMB		RMB
	(amounts in thousands, except percentages)
Sales revenue	81,347	100.0%	130,527	100.0%	100,064	100.0%	82,336	100.0%
Gross profit	16,950	20.8%	32,617	25.0%	21,921	21.9%	21,129	25.7%
Net income	9,783	12.0%	19,600	15.0%	12,358	12.4%	10,768	13.1%
Net income per common share: Basic and diluted	0.57		1.14		0.72		0.63

	Three Months Ended
	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006		March 31, 2007
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	RMB		RMB		RMB		RMB		RMB
	(amounts in thousands, except percentages)
Sales revenue	119,171	100.0%	150,997	100.0%	153,135	100.0%	152,595	100.0%	167,604	100.0%
Gross profit	23,985	20.1%	25,964	17.2%	30,251	19.7%	30,434	19.9%	41,305	24.6%
Net income	11,352	9.5%	16,699	11.1%	18,675	12.2%	18,914	12.4%	21,080	12.6%
Net income per common share: Basic and diluted	0.65		0.93		0.78		0.91		0.87

*

The per share data reflects the recapitalization of stockholders’ equity as if the reverse acquisition of Wonder Auto Limited occurred as of the beginning of the first period presented and has been adjusted for the 2.448719-for-1 forward stock split effected on July 26, 2006.

Business Segment Information

Our business operations can be categorized into two segments based on the type of products which we manufacture and sell, specifically alternators and starters. Our alternator product line offerings are available in five series based on different sizes and output rates and come in over 150 models. Our starter product line offerings primarily consist of planetary type starters which are small and lightweight and come in over 70 models based on their size and power output.

In 2006, our sales revenue from our alternator product line was $45.2 million and our sales revenue from our starter product line was $26.9 million. Our starter product line has historically provided a higher profit margin than our alternator product line. We manufacture and sell both our alternators and starters using largely the same facilities, personnel and other resources.

Additional information regarding our alternator and starter product lines can be found at Note 25 in our audited consolidated financial statements contained elsewhere in this prospectus.

Liquidity and Capital Resources

As of March 31, 2007, we had cash and cash equivalents of $6.1 million and restricted cash of $3.9 million. The following table provides detailed information about our net cash flow for all financial statements periods presented in this prospectus.

Statement of Cash Flow

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Net cash provided by (used in) operating activities	$7,239	$11,439	$1,389	$55	$(3,767)
Net cash provided by (used in) investing activities	(3,472)	(5,063)	(7,137)	(609)	(1,375)
Net cash provided by (used in) financing activities	(4,161)	(3,988)	9,226	(1,704)	2,896
Effect of foreign currency translation on cash and cash equivalents	—	151	357	32	108
Net cash flow	(394)	2,539	3,835	(2,226)	(2,138)

Operating Activities

Net cash used in operating activities was $3.8 million for the three-month period ended March 31, 2007, as compared to $54,856 net cash provided by operating activities for the same period in 2006. The decrease of net cash provided by operating activities was mainly due to the increase of accounts receivable and decrease of accounts payable.

Net cash provided by operating activities was $1.4 million in 2006, as compared to $11.4 million net cash provided by operating activities in 2005. The decrease was mainly due to higher accounts receivable and increased expenses related to servicing our higher sales volume in the 2006 fiscal year.

Net cash provided by operating activities during 2005 totaled $11.4 million, as compared to $7.2 million during 2004. The increase was mainly due to the increased sales revenue and the more efficient control of the accounts receivable and accounts payable. Our negative cash flow from operating activities in 2004 was funded from cash provided by financing activities during the year.

Investing Activities

Our main uses of cash for investing activities are for the acquisition of property, plant and equipment and restricted cash pledged as deposit for bills payable issuance.

Net cash used in investing activities in the three-month period ended March 31, 2007 was $1.4 million, as compared to $609,079 in the same period of 2006. The increase of net cash used in investing activities was mainly attributable to the purchase of fixed assets in the first quarter of 2007 and payment made to Winning in connection with the acquisition of Jinzhou Dongwoo.

Net cash used in investing activities in 2006 was $7.1 million, as compared to $5.1 million in 2005. The increase was due to investments in fixed assets, the acquisition of Jinzhou Dongwoo for $5.8 million and an investment of $500,000 for a 20.4% in interest in Jinzhou Wanyou in 2006.

Net cash used in investing activities in 2005 was $5.1 million, as compared to $3.5 million in 2004. The increase for 2005 was primarily the result of the increased amount used for bank deposits pledging the issuance of bills payable.

Financing Activities

Net cash provided by financing activities in the three-month period ended March 31, 2007 totaled $2.9 million as compared to $1.7 million used for financing activities in the same period of 2006. The increase of the cash provided by financing activities was mainly attributable to advances made on existing bank loans.

Our debt to equity ratio was 42.1% as of March 31, 2007. We plan to maintain our debt to equity ratio below 60%, increase long-term loans, decrease short-term loans and increase the ratio of the borrowing in foreign currency to take advantage of the expected increase of the value of the Renminbi against the U.S. dollar.

Net cash provided by financing activities in 2006 totaled $9.2 million as compared to $4.0 million used in financing activities in 2005. The increase in net cash is attributable to the receipt of $10.1 million through the issuance of stock in a private placement completed in June 2006, net of offering expenses, and $876,985 from bank loans net of repayments which more than offset a $1.7 million dividend payment by Jinzhou Halla to its stockholders, Man Do and Wonder Auto Limited.

Net cash used in financing activities was $4.0 million in 2005 as compared to $4.2 million used for financing activities in 2004. The $2.3 million increase resulting from a dividend payment to Jinzhou Halla’s stockholders, Man Do, Wonder Auto Limited and Jinzhou Wonder Industry (Group) Co., Ltd. and the $788,090 increase in the repayment of a bank loan in 2005 were more than offset by the $3.3 million increase in proceeds from new bank loans in 2005.

As of March 31, 2007, the maturities for our bank loans are as follows.

Banks	Amounts	Maturity Date	Duration
(dollars in millions)

Bank of China	$ 3.9 million	September 20, 2007	1 year

DEG—Deutsche Investations—and Entwicklun-Gesellschaft MBH	$ 10.9 million	October 15, 2013	7 years

China Construction Bank	$ 2.6 million	October 16, 2007	1 year

Total	$ 17.4 million

Approximately $3.9 million in loans mature in September 2007, and we plan to either repay this debt as it matures or refinance this debt.

In June 2006, Wonder Auto Limited completed a private placement of its common shares to certain accredited investors for $12.0 million in gross proceeds, resulting in $10.1 million in net proceeds after payment of $1.9 million in offering expenses. We used approximately $2.0 million of the net proceeds to purchase research and development equipment, approximately $5.8 million to build new production lines, and the remaining as working capital.

In 2006, we repaid an aggregate of approximately $7.5 million in bank loans with maturity dates of July 7, 2006 and October 17, 2006, respectively. We obtained two new loans in the aggregate amount of approximately $7.5 million from China Construction Bank on July 7, 2006 and October 17, 2006 with maturity dates of July 6, 2007 and October 16, 2007, respectively. We also obtained credit lines from Bank of China in 2006 in aggregate principal amount of approximately $10.0 million of which $6.3 million has been used by the Company as of December 31, 2006. We repaid approximately $5.0 million owed to Jinzhou Commercial Bank in September 2006.

We believe that we maintain good relationships with the various banks we deal with and our current available working capital, after receiving the aggregate proceeds of the capital raising activities and bank loans referenced above, should be adequate to sustain our operations at our current levels through at least the next twelve months.

Obligations Under Material Contracts

Below is a table setting forth our contractual obligations as of March 31, 2007:

(dollars in thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	$17,376	$6,459	$1,461	$5,846	$3,610
Capital commitment	2,367	2,367	—	—	—
Operating lease obligations	17	17	—	—	—
Purchase obligations	—	—	—	—	—
Total	19,760	8,843	1,461	5,846	3,610

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

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Allowance for doubtful accounts. We establish an allowance for doubtful accounts based on our assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance. Among other things, we consider the historical level of credit losses and apply percentages to aged receivable categories. We make judgments about the creditworthiness of each customer based on ongoing credit evaluations, and we monitor current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting periods, we have established a general provisioning policy for an allowance equivalent to 100.0% of the gross amount of trade receivables due over one year. Additional specific provision is made against trade receivables aged less than one year to the extent which they are considered to be doubtful.

Bad debts are written off when identified. We extend unsecured credit to customers ranging from three to six months in the normal course of business. We do not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from our estimated allowance, and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment, and we consider the aforementioned general provisioning policy to be adequate and not too excessive and do not expect to change this established policy in the near future.

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Inventories. Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, we make judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions and product life cycle changes. We estimate the demand requirements based on market conditions, forecasts prepared by our customers, sales contracts and orders in hand.

In addition, we estimate net realizable value based on intended use, current market value and inventory aging analyses. We write down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, we established a general 50.0% provision for inventories aged over one year.

Historically, the actual net realizable value has been close to our estimates.

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Property, plant and equipment. Our property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on a straight-line basis over the estimated useful life of an asset. The principal depreciation rates are as follows:

	Annual rate	Residual value
Buildings	3 - 4.5%	10%
Plant and machinery	9%	10%
Motor vehicles	9 - 18%	10%
Furniture, fixtures and equipment	15%	10%
Tools and equipment	15 - 18%	0 -10%
Leasehold improvements	20%	0%

Construction in progress mainly represents expenditures in respect of our new offices and factories under construction. All direct costs relating to the acquisition or construction of our new office and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

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Revenue recognition. Revenue from sales of our products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are put into use by its customers, the sales price is fixed or determinable and collection is reasonably assured.

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Warranty. It is our policy to provide after sales support by way of a warranty program. We provided warranties to certain customers with warranty periods ranging from two years or 50,000 kilometers to three years or 60,000 kilometers, whichever comes first.

Based on past experience, we have established a policy of making a general provision for warranty such that the closing balance of this provision equals 1.5% of the budgeted sales for the year.

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year. The adoption of FIN 48 has no material effect on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157 Fair Value Measurement (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 shall be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except in some circumstances where the statement shall be applied retrospectively. We are currently evaluating the effect, if any, of SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159

permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for the 2008 fiscal year. We are in the process of evaluating this guidance and therefore have not yet determined the impact that SFAS 159 will have on our financial statements upon adoption.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk due primarily to our short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. Since August 19, 2006, the People’s Bank of China has increased the interest rate of Renminbi bank loans with a term of six months or less by approximately 0.2% and loans with a term of six to 12 months by approximately 0.3%. The new interest rates are approximately 5.6% and 6.1% for Renminbi bank loans with a term six months or less and loans with a term of six to 12 months, respectively. The change in interest rates has no impact on our bank loans secured before April 28, 2006. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities at March 31, 2007 would decrease net income before provision for income taxes by approximately $170,000 for the three months ended March 31, 2007. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. Dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, our balance sheet and our earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Inflation

Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products do not increase with these increased costs.

CORPORATE STRUCTURE AND HISTORY

General

We are a Nevada holding company for several direct and indirect subsidiaries in the BVI and China. Our principal operations in China are conducted through three indirect PRC subsidiaries, Jinzhou Halla, Jinzhou Dongwoo and Jinzhou Wanyou, which are held by our direct wholly-owned subsidiary, Wonder Auto Limited, and its wholly-owned subsidiary, Man Do. Wonder Auto Limited was incorporated in the BVI in March 2004, and Man Do was incorporated in the BVI in June 2003. Neither Wonder Auto Limited nor Man Do has any active business operations other than their ownership of our PRC operating subsidiaries. Jinzhou Halla was incorporated in China in March 1996 and is now 61.0% owned by Wonder Auto Limited and 39.0% owned by Man Do. In August 2006, Wonder Auto Limited acquired a 50.0% ownership interest in Jinzhou Dongwoo. In April 2007, we entered into agreements with two shareholders of Jinzhou Wanyou which resulted in our 100.0% ownership of Jinzhou Wanyou. We received approval for such acquisitions from the relevant PRC government authority in May 2007.

The following chart reflects our organizational structure as of the date of this prospectus.

Our Corporate History

We were incorporated on June 8, 2000 in the State of Nevada under the name MGCC Investment Strategies Inc. From our inception until June 22, 2006, our corporate strategy and our ownership changed several times, but we had no meaningful business operations during this period.

On June 22, 2006, we acquired Wonder Auto Limited in a reverse acquisition transaction, which involved a series of contemporaneous transactions, including two financing transactions and a related share exchange transaction whereby all of our current business operations were acquired by Wonder Auto Technology, Inc. In the first financing transaction, Wonder Auto Limited completed a private placement in which it sold newly issued shares of its stock to 24 accredited investors for $12.0 million. In the second financing transaction, Wonder Auto Limited’s owner, Empower Century Limited, sold shares of Wonder Auto Limited held by it to the same group of accredited investors for $8.0 million.

In a contemporaneous and related share exchange transaction, 100.0% of the issued and outstanding shares of Wonder Auto Limited were exchanged for 21,127,194 shares of our common stock, thereby making the existing stockholders of Wonder Auto Limited owners of 88.2% of our stock and also making Wonder Auto Limited our wholly owned subsidiary.

In connection with these transactions, Wonder Auto Limited’s two major stockholders, Choice Inspire Limited and Empower Century Limited, entered into an escrow agreement in which they agreed to a “make good” obligation with the investors in the two aforementioned private placement financing transactions. Under the “make good” obligation, Choice Inspire Limited and Empower Century Limited agreed to place into escrow 3,300,000 shares of our common stock owned by them. The escrowed shares became subject to disbursement to Choice Inspire Limited and Empower Century Limited or to the private placement investors based upon our financial performance in the fiscal years ended 2006 and 2007.

Under the “make good” arrangement, minimum net income thresholds of $8,140,000 and $12,713,760 were established for the 2006 and 2007 fiscal years, respectively. If, in a given fiscal year, the applicable minimum net income threshold is exceeded, 50.0% of the escrow shares are required to be disbursed to Choice Inspire Limited and Empower Century Limited. If, in a given fiscal year, the applicable minimum net income threshold is not met, 50.0% escrowed shares are required to be disbursed to the private placement investors.

Our net income for the 2006 fiscal year was over $8.2 million, exceeding the 2006 minimum net income threshold, making 50.0% of the escrowed shares disbursable to Choice Inspire Limited and Empower Century Limited. Choice Inspire Limited and Empower Century Limited agreed to give their rights to the 1,650,000 shares held in escrow to Xiangdong Gao without consideration pursuant to an agreement dated February 8, 2007 among Choice Inspire Limited, Empower Century Limited and Mr. Gao. Mr. Gao is not related to us.

The remaining escrowed shares are still being held in escrow and will be released when our 2007 financial statements are disclosed in our 10-K filing for the 2007 fiscal year.

Acquisitions

On August 23, 2006, our subsidiary Wonder Auto Limited acquired from Winning International Development Limited a 50.0% interest in Jinzhou Dongwoo, a primary supplier of our raw materials and components, for $4.85 million. We currently control a majority of the board of directors of Jinzhou Dongwoo.

On April 2, 2007, our subsidiaries, Wonder Auto Limited and Jinzhou Halla, entered into two separate and separately negotiated equity purchase agreements with two shareholders of Jinzhou Wanyou pursuant to which they collectively acquired 79.6% ownership interest of Jinzhou Wanyou, thereby making Jinzhou Wanyou our wholly owned subsidiary. We received government approval for the acquisitions from the relevant PRC government authority in May 2007. Jinzhou Wanyou manufactures and sells shock absorber rods, vibration-dampers and rotary axles for automotive alternators and starters.

In the first transaction, Wonder Auto Limited acquired a 40.8% equity ownership interest in Jinzhou Wanyou from Hong Kong Friend Birch Limited, a Hong Kong company, for cash consideration of up to $8.42 million payable in three installments. An initial payment of $2.8 million was made in June 2007, the second payment of $1.41 million must be made before December 31, 2007 and the final cash installment payment of $4.21 million is owed if Jinzhou Wanyou achieves minimum net income of RMB23 million (approximately $3.0 million) for the period from April 2, 2007 to April 1, 2008. If Jinzhou Wanyou fails to achieve the minimum net income threshold, the remaining $4.21 million payment will be proportionately reduced.

In the second transaction, Jinzhou Halla acquired a 38.8% equity ownership in Jinzhou Wanyou from Jinzhou Wonder Auto Suspension System Co., Ltd. for a cash consideration of up to $8.0 million payable in three installments. The first payment of $3.0 million was made in June 2007, the second $3.0 million cash installment will be paid if Jinzhou Wanyou achieves minimum net income of RMB23 million (approximately $3.0 million) for the period from April 2, 2007 to April 1, 2008 and the remaining $2.0 million cash payment will be owed if Jinzhou Wanyou attains minimum net income of RMB29 million (approximately $3.7 million) for the period from April 2, 2008 to April 1, 2009. In the event that Jinzhou Wanyou fails to achieve these net income thresholds, the corresponding payments will be proportionately reduced.

OUR BUSINESS

Overview

We are a leading manufacturer of automotive electrical parts in China, specifically, alternators and starters. We have been producing alternators and starters in China since 1997. In 2006, we ranked second in sales revenue in the PRC market for automobile alternators and starters according to a 2006 report issued by the Automotive Electrical Component Commission of the China Automotive Society.

We design, develop, manufacture and market our products for use in a variety of automobiles. We offer over 150 different models of alternators and over 70 different models of starters. Most of our products are used in passenger cars with smaller engines having displacement below 1.6 liters. In addition, we have begun to manufacture and sell rectifier and regulator products for use in alternators, as well as various rods and shafts for use in shock absorbers, alternators and starters.

We sell our products to automakers, engine manufacturers and, increasingly, auto parts suppliers. Our customers are based primarily in China and include Beijing Daimler Chrysler, Beijing Hyundai Motor Company, Chery Automobile Co., Ltd., Dongfeng Yueda Kia Motors Co., Ltd., Zhejiang Geely Automobile Parts Purchasing Co., Ltd., Harbin Dongan Automotive Engine Manufacturing Co., Ltd., Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. and Tianjin FAW Xiali Automobile Co., Ltd. We are increasing exports of our products to the international market further enhancing our brand and reputation as a provider of high quality automotive electrical parts.

Our manufacturing facilities are located in Jinzhou, China. We currently have three alternator assembly lines and three starter assembly lines. Our current annual production capacity is approximately 1.1 million units of alternators and 1.2 million units of starters. Most of our customers subject us to a rigorous product qualification process to ensure that our products meet their quality standards. We believe that the complexity and rigorous requirements of each customer’s qualification process acts as a barrier to entry for many new market entrants.

We purchase the majority of our raw materials and components from suppliers located in China and impose strict qualification requirements upon them. To reduce costs and achieve timely delivery, we intend to increase our use of local suppliers that are located in close proximity to our manufacturing facilities.

Our Industry

Overview of Global Auto Industry

According to statistics published by the PRC State Information Center, annual global sales of automobiles grew by 7.1% to 68.0 million units sold in 2005 from 63.5 million units sold in 2001. Different regions recorded different growth rates in 2005 with the U.S. and Western European markets recording slight gains and South America, Central and Eastern Europe and the Asian markets showing strong growth. We believe that global competition from emerging markets has and will continue to put pressure on more mature auto markets and contribute to a shift in the production of automobiles and automobile components to areas with lower production costs, such as China.

Passenger Car Output (1999-2006)

Source: International Organization of Motor Vehicle Manufacturers

Overview of China’s Auto Industry

In China, the total output of automobiles reached almost 7.3 million units in 2006, representing a 27.6% increase over 2005 according to the National Bureau of Statistics of China, making China among the fastest growing automotive markets in the world. China is now the second largest auto market in the world. According to the China Association of Automobile Manufacturers, the output of automobiles in China in 2007 is expected to reach 8.5 million units, including 4.8 million passenger cars. We believe that increasing automobile sales will also increase the size of the automotive aftermarket. As the automotive aftermarket increases and vehicle owners use older automobiles, we expect the need for replacement parts and maintenance to also increase.

We anticipate growth in China’s auto industry will mainly be driven by the following factors:

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Increasing GDP per capita of China enabling broader private car ownership. According to the National Bureau of Statistics of China, China’s GDP per capita in 2005 was approximately $1,700, a 13.8% increase over 2004, and is approaching a level that we believe will enable broader private car ownership. GDP per capita in more developed areas of China, such as Shanghai and Beijing, surpassed $5,000 in 2005 according to the National Bureau of Statistics of China. We believe rising GDP per capita will increase purchasing power, which, combined with a global decline in automobile prices, may lead to higher private automobile ownership in China.

China Passenger Car Ownership per 1,000 Persons vs. GDP per Capita (1998-2006)

Source:	National Bureau of Statistics of China

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The low per capita rate of vehicle ownership in China is poised for growth. According to the National Bureau of Statistics of China, private auto ownership reached 29 million units in 2006, an increase of 23.7% from 2005. The private auto ownership rate in 2006 was 23 vehicles per 1,000 inhabitants, and the PRC National Development and Reform Commission, or NDRC, predicts that auto ownership in China will increase to 40 vehicles per 1,000 inhabitants by 2010.

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Increasing urbanization in China fosters growth in car ownership. Overall population growth and a trend toward urbanization have led to significant growth in China’s urban population since 1978. According to the National Bureau of Statistics of China, 44% of China’s population, or approximately 577 million people, lived in urban areas in 2006, compared to 29% of China’s population in 1995 and 18% of China’s population in 1978. We expect China’s urban population will continue to grow, triggering the need for more efficient and individualized means of transportation. We believe this trend will contribute to rising car ownership.

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The auto financing system in China is underdeveloped. By the third quarter of 2006, total consumer auto loans outstanding in China reached RMB85.7 billion (approximately $11.2 billion), as compared to $270.4 billion in the United States in the same period according to the People’s Bank of China and the U.S. Federal Reserve. According to a 2005 presentation by GMAC-SAIC Automotive Finance Company Limited, auto loans as a percentage of auto sales decreased to approximately 5% in 2005 from approximately 20% in 2004 due to a tightening in PRC government controls over auto finance in China, but are expected to reach approximately 40% within five to ten years, compared with between approximately 60% and 85% of automobile sales in Western countries being financed by lenders.

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Growth of China’s highway infrastructure will stimulate and facilitate transportation by automobile. Statistics from the PRC Ministry of Communication show that the total length of highways and other major roadways in China increased 105.6% between 1998 and 2006, from 1.1 million kilometers in 1998 to 2.2 million kilometers in 2006. We believe the growth of China’s highway infrastructure will stimulate growth in China’s auto industry as it will make transportation by automobile easier.

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Favorable government policies are designed to promote the growth of China’s auto industry. The PRC government has adopted a number of legislative measures intended to spur the growth and development of China’s automotive industry. These measures include tariffs and tax incentives promoting the use of domestically manufactured automotive products and regulations encouraging the use of more fuel efficient automobiles, both of which we expect will accelerate the demand for automobiles and auto parts manufactured in China. For example, a recently enacted regulation imposes a tariff of up to 25% on automakers if more than 60% of the price of components and parts of an automobile manufactured in China are imported.

Small Displacement Engine Market in China

Automobiles are manufactured with engines that can come in various sizes, measured by the volume of engine displacement. Engine displacements in the most widely used passenger vehicles can range from less than 1.0 liter in smaller engines to more than 2.0 liters in larger engines. Most of our products are manufactured for use in automobiles with engine displacements between 1.0 and 1.6 liters. Automobiles with engine displacements between 1.0 and 1.6 liters tend to be more fuel efficient, more environmentally friendly and less expensive.

According to the China Automotive Technology & Research Center, the market for passenger cars with engine displacements between 1.0 and 1.6 liters represented 54.3% of the passenger car market and 28.8% of the total motor vehicle market in China in 2006 in terms of units sold. In 2006, approximately 2.1 million small displacement engine passenger cars were sold in China, a 43.1% increase as compared to 2005, according to China Automotive Technology & Research Center. We believe that sales of small displacement engine cars will continue to grow as rising fuel prices make cars with energy efficient small engines more attractive to consumers. In addition, as more countries implement stricter environmental laws and regulations, we believe cars with small engines are likely to be in higher demand. Finally, given China’s relatively low income per capita, the demand for more affordable smaller engine vehicles is likely to increase.

We believe recently adopted tax regulations will also spur demand for smaller engine vehicles by providing economic incentives to consumers. In April 2006, the PRC government increased the consumption tax rate from 8% to as much as 20% for large engine vehicles, while the consumption tax rate for vehicles with engine displacements less than 2.0 liters remains at between 3% to 5%. The regulation is intended to encourage consumers to purchase smaller engine vehicles.

China Passenger Car Sales by Engine Size (1998-2006)

Source: China Automotive Technology & Research Center

Overview of China’s Auto Parts Industry

The rapid growth of China’s overall auto industry has precipitated commensurate growth in China’s auto parts industry. According to CCID Consulting, a professional market research and management consulting company, the auto parts industry recorded sales of RMB555 billion (approximately $68.8 billion) in 2005, up 26.1% from RMB440 billion (approximately $55 billion) in 2004. The China Association of Automobile Manufacturers also estimates that total sales of auto parts will reach RMB1,200 billion (approximately $150 billion) in 2010.

The auto parts industry is generally divided into the following three market segments:

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OEM market. The original equipment manufacturer market, or OEM market, refers to products sold to customers who, in turn, resell the products or incorporate them into their finished products as component parts.

•	Replacement market. The replacement market involves sales of products on a stand-alone basis for use as replacement parts for vehicles.

•	Export market. The export market consists of non-domestic sales of products.

According to CCID Consulting, the OEM market, the replacement market and the export market accounted for 67.9%, 18.6% and 13.5% of the auto parts market in China in 2005, representing an annual increase of 21.6%, 23.3% and 61.3%, respectively.

Owing to the increasing number of cars on the road and need for car maintenance, the replacement market in China is expected to grow to RMB170 billion (approximately $21 billion) in 2010 from RMB95 billion (approximately $12 billion) in 2005, according to the China Association of Automobile Manufacturers.

The export of auto parts is also a growing aspect of the auto parts industry in China. Although China’s auto parts export volume is still relatively small compared to some more developed markets, it has been growing at an annual rate of over 60.0% from 2002 to 2005, according to CCID consulting, and auto parts export sales are expected to reach RMB400 billion (approximately $50 billion) in 2010 according to the China Association of Automobile Manufacturers.

We believe that China’s auto parts industry will maintain its high growth momentum due to several important factors. First, the overall growth of the auto industry will lay a solid foundation for growth in the auto parts OEM market because as more automobiles are manufactured, the demand for component parts increases. Second, the increased level of car ownership by PRC residents is expected to also lead to growth in the replacement parts market. Third, due to pricing pressures and the emphasis on reducing costs in the auto industry, international auto manufacturers are attempting to reduce their manufacturing costs by sourcing components directly from low cost manufacturing regions, such as China. We believe this will prompt demand for the low cost, high quality products provided by leading PRC automotive parts manufacturers, such as us. Finally, the PRC government’s regulatory measures, such as the Measure for the Administration of Import of Automobile Components and Parts Featuring Complete Vehicles, encourages PRC-based automobile manufacturers to utilize domestically manufactured components by instituting a tariff of up to 25.0% if more than 60.0% of the price of the components and parts of an automobile are imported.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and to capitalize on growth in the automotive parts market:

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Leading Market Position. In 2006, we ranked second in sales revenue in China in the market for automobile alternators and starters. We believe our brand and our products are well recognized and respected in the automotive industry in China.

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Established Supply Chain Network. We purchase the majority of raw materials and components used in our products through an extensive network of low-cost suppliers primarily located within close proximity to our manufacturing facilities. Many of our suppliers have long-term relationships with us. By utilizing local suppliers, we also have the ability to closely supervise them, provide technical training relating to our product requirements and suggest technical improvements and innovations. Our established supplier network allows us to shorten our product lead-times, closely monitor product quality, enjoy sourcing stability and maintain a competitive cost structure.

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Proprietary Manufacturing Processes. Over the years, we have invested substantial time and resources in developing customized assembly lines and equipment to enhance our production capabilities. Our assembly lines and equipment are tailor-made for our specific needs and requirements. Our proprietary manufacturing processes and customized equipment provide the flexibility needed to increase efficiency and achieve shorter lead-times to market for new products, increase quality assurance, improve manufacturing through-put, reduce equipment downtime and material wastage, increase on-time shipping performance and provide greater cost-competitiveness.

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Efficient Cost Structure. We have created a flexible and responsive infrastructure, which allows us to efficiently manufacture and deliver high-quality products within a short delivery time. These attributes are particularly important in an industry that values both high quality and speed in production and delivery. We believe that our proprietary manufacturing processes and established supply chain network provide additional cost advantages that are difficult for others to replicate. As cost continues to be a key factor for us to successfully win new customers and expand our market share, we regularly look for ways to further increase efficiency and productivity.

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Strong Long-Term Customer Base. We have qualified as a provider of automotive components to many leading automobile industry players in China. Given the high switching costs and rigorous customer qualification processes of our target customers, we believe many of our customers have come to rely on us as a primary supplier of certain key automotive components based on our proven ability to meet their growing demand and quality standards. We have been a qualified supplier to many of our customers for many years and have a proven track record of delivering high quality, low cost products. Through our research and development centers, we can deliver multiple design solutions to meet customer demands. We believe working with our customers in the design process for new products further strengthens and deepens our relationship with our customers and provides an advantage when customers are awarding new business. In some cases, these close collaborative relationships have enabled us to become the exclusive, sole-source supplier for certain automotive parts. In addition, we continue to develop new customer relationships by proactively seeking to meet their product qualification standards and other requirements to qualify as a preferred supplier.

Our Strategy

We believe that our strong competitive position, our ability to meet customer qualification requirements and our in-house research and development capabilities will enable us to benefit from the anticipated growth in China’s automotive market. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

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Vertical Integration. We intend to continue to vertically integrate our business through acquisitions of businesses that supply us with raw materials and components and by developing in-house capabilities for key raw materials and components of our products. We believe increasing vertical integration will allow us to reduce costs, maintain or improve margins and solidify our competitive position.

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Expand Our Sales into Select International Markets. We plan to leverage our product offerings, brand recognition and current relationships with global engine and automotive manufacturers to expand our product sales into select international markets. Currently, we are in discussions with General Motors Corporation and Volkswagen AG to supply their operations, first in China, then overseas. We intend to expand our presence in both the global OEM sourcing market and the secondary automotive parts market. Our existing relationships with multinational OEMs afford us additional sales opportunities outside of China. We also plan to develop relationships with other OEMs and replacement market participants in select international markets by increasing our presence at international trade shows and adding personnel dedicated to our international sales strategy. Our recently acquired subsidiary, Jinzhou Wanyou, has an established sales network in the United States which we plan to leverage in connection with our international sales efforts.

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Increase Production Capacity. We recently spent approximately $5.8 million to expand our production capacity at our main facility located in Jinzhou, China. Upon completion of our additional production lines, we expect that our annual production capacity for alternators and starters will reach approximately 1.7 million and 1.8 million units, respectively. We expect all of our new production lines to be completed by the end of July 2007. Thus far, we have increased our unit production capacity of alternators and starters from approximately 1.0 million and 460,000 units in 2005 to approximately 1.1 million and 1.2 million units in 2006, respectively.

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Strengthen Our Research and Development Capabilities. We believe that enhancing our research and development capabilities and expanding collaborative product development with our customers is a key component of our future success. We plan to invest in personnel, technology and equipment to further improve our research and development capabilities. We expect that this investment will contribute to our ability to further control our production costs and develop new high quality products with higher output power, smaller size, lower weight, longer useful life and greater resilience in harsh operating environments.

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Develop New Products. Utilizing our in-house research and development capabilities, we hope to continue new product development while leveraging our strong customer relationships as a means of cross-selling our new products. We also plan to apply our existing technical and manufacturing expertise to develop innovative new products. For example, we plan to expand beyond alternators and starters to develop other similar products and components for different applications, such as hub motors for electric bicycles and electric vehicles. We believe that new product introductions, in both existing and complementary product lines, will help diversify and expand our revenue streams.

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Continued Focus on Low-Emission Vehicles. We have a history of supplying alternators and starters to the low-emission vehicle market in China and plan to continue this focus due to the attractive characteristics of this market. In 2006, products for low-emission engines accounted for approximately 80% of our sales. The small engine size market, ranging in size from 1.0 to 1.6 liters, is expected to enjoy generally higher growth rates than the overall automobile market due to high fuel prices, tax incentives and other benefits promulgated by the PRC government to encourage fuel efficiency and lower emissions, environmental concerns relating to larger vehicles and the greater affordability of smaller cars.

Our Products

Our product offerings consist primarily of alternators and starters. Recently, we began to broaden our product offerings by manufacturing and marketing new products that are complimentary to our existing products, or related to technologies and know-how developed and used in our existing core product family. These new product offerings include rectifier and regulator products which are incorporated into many types of alternators and various rods and shafts which serve as key components in shock absorbers, alternators and starters.

While our products are designed for use in a variety of automobiles, our products are mostly used in the passenger car market, especially those with smaller engines having displacement below 1.6 liters. Our products are designed and manufactured to achieve high quality performance, and we have established a quality control system to achieve this goal. We have obtained TS 16949 certificates, a technical quality-assurance specification used in the automobile industry, for our quality management system.

The following describes our core products and the competitive benefits and key features of each product.

Alternators. Alternators are integral to a car engine’s electrical system. The alternator is connected to the engine belt of a vehicle and converts mechanical energy into electricity to recharge the battery. Our alternators are available in five series based on different sizes and output rates and come in over 150 models, which means that our alternators can satisfy the demands of our customers across a wide range of product specifications. Our alternators’ electrical current flows range in size and output from 25 to 120 amperes.

Our alternators are designed to operate with maximum efficiency by producing high power outputs despite being small and lightweight. Integrated fans in our alternator products result in more efficient operational performance at cooler temperatures and integrated circuit regulators create higher power output. These qualities contribute to better overall engine performance. Another key element of our alternators is their durability, which partly results from the long useful life of our alternators’ carbon brush, a core component which operates in a harsh environment and is often subject to rapid deterioration as it is used to conduct an electrical charge. Unlike carbon brushes in most alternators, the carbon brush in our alternator products has been designed for longevity and durability which results in a longer useful life of our alternators. Finally, we design each series and model of our alternators to have components which are as interoperable as possible in order to streamline both our manufacturing process and the ease with which our customers can source products from us.

Starters. An automobile starter is the primary mechanism that initiates engine ignition by spinning the engine several revolutions to begin the internal combustion process. We manufacture primarily planetary type starters which are small and lightweight and come in a variety of sizes and power outputs. Our starters come in over 70 models based on their size and power output and produce between 0.85 to 5.0 kilowatts of power. As with our alternator product line, we offer products that can meet virtually all of the requirements of our primary customers. We believe that our starters provide high-performance output due to our products’ concentric planetary design and use of specialty magnetic materials. Our design principles of durability and interoperability make our starter products long-lasting and readily available to our customers.

Manufacturing

Manufacturing Facilities

Our primary manufacturing facility is located in the Jinzhou High Technology Industrial Park in China. Our goal has been to construct manufacturing facilities which operate at peak efficiency while maintaining high workplace safety and environmental compliance standards.

As of December 31, 2006, we had 370 employees currently working at our three alternator assembly lines and three starter assembly lines. The total annual production capacity of these production lines is approximately 1.1 million units of alternators and 1.2 million units of starters. Our assembly lines operate on two eight-hour shifts per day over a five-day work week. Full utilization of our assembly lines is defined on this basis, and overtime production may result in utilization rates exceeding 100%. The utilization rates of our alternator production lines in 2004, 2005 and 2006 were approximately 74%, 85% and 109%, respectively, while those of the starter production lines were approximately 96%, 140% and 74%, respectively.

We expect to complete construction of two new production lines for our alternator and starter products by the end of July 2007. After completion of these additional production lines, we expect that our production capacity for alternators and starters will reach approximately 1.7 million and 1.8 million units, respectively. We have placed mortgages on all of Jinzhou Halla’s assembly lines to secure a bank loan from DEG—Deutsche Investations—and Entwicklun-Gesellschaft MBH for $10.9 million which expires on October 15, 2013.

Manufacturing Processes

We believe our manufacturing processes and customized manufacturing equipment provide us with a significant competitive advantage. Most of our manufacturing equipment has been custom-made and designed specifically for us, which we believe allows us to produce a larger variety of products in a shorter time frame because we can manufacture several different series of our products utilizing the same production line. Our equipment also allows us to switch from one product series to another without having to shut down production for any considerable amount of time. Our customized production equipment also allows us to make our production lines less labor intensive.

Quality Control Process and Procedure

We closely monitor and test the quality of our products. We have established inspection points at key production stages to identify product defects during the production process, and our finished products are inspected and tested according to standardized procedures. We provide regular training and specific guidelines to our operators to ensure that our internal production processes meet quality standards.

Most of our customers also subject us to a rigorous qualification process which generally involves:

(1) potential customers’ evaluations of our manufacturing facilities and capacity;

(2) joint development of new products with our customers;

(3) small batch production runs and modification to trial products, if necessary;

(4) mass production if the trial products meet our customers’ quality standard and specifications; and

(5) annual quality inspections by our customers.

Raw Materials, Components and Suppliers

Raw Materials and Components

The primary raw materials and components we use to produce our alternators, starters and other products fall into four general categories: metal parts, semiconductors, chemicals and packaging materials. The prices of these raw materials and components are determined based upon prevailing market conditions, supply and demand. Supply and demand for these raw materials and components is generally affected by the cyclical nature of the automobile and auto parts industries.

Our Suppliers and Supplier Arrangements

We purchase the majority of our raw materials and components from suppliers located in China, including Jinzhou Dongwoo, a company in which we hold a 50.0% equity interest and control the board of directors, Jinzhou Hanhua Electrical Systems Co., Ltd., Tianjin Jingda Rea Special Enamelled Wire Co., Ltd., Yingkou Die-Casting Products Co., Ltd. and foreign manufacturers based in South Korea, such as SW-Tech Corporation.

A portion of our raw materials and components are made to our technical specifications, and the remainder of our raw materials and components are non-customized. We consider the raw materials and components that are made to our technical specifications to be proprietary to us, and we have entered into agreements with some of our suppliers which prohibit them from supplying to other third parties these raw materials and components. We believe that in most instances, raw materials and components made to our technical specifications can be obtained from multiple supply sources.

Even though multiple supply sources are available to us, our practice has been to utilize a single vendor for certain types of raw materials and components needed in our business based on our past relationship with a particular vendor and its ability to deliver to us high quality raw materials and components on favorable terms.

We utilize local suppliers in close proximity to us, typically within 300 kilometers of our manufacturing facilities, in order to closely supervise their activities, monitor quality, provide technical training and collaborate on technical improvements. If geographically proximate suppliers continue to be able to provide high quality raw materials and components to us, we intend to continue to source our raw materials and components from them to take advantage of lower shipping costs and favorable quality control capabilities.

Our suppliers must meet our quality standards and delivery requirements consistently to remain on our approved supplier list. If a supplier furnishes suboptimal materials and components to us or is repeatedly late in deliveries, we remove them from our approved supplier list.

We typically purchase raw materials and components from our suppliers on credit, with terms requiring payment within 90 days following the delivery of the raw materials or components. When we purchase raw materials and components from PRC suppliers, we are able to pay in Renminbi. When we purchase raw materials and components from foreign suppliers, we usually pay in U.S. dollars. Our accounts payable above six months accounted for 0.2%, 0.1% and 0.1% of our total account payables in 2004, 2005 and 2006, respectively.

Our Major Customers

Large automobile manufacturers and automotive engine suppliers are our primary and most desirable customers. Our major customers include Beijing Hyundai Motor Company, Harbin Dongan Automotive Engine Manufacturing Co., Ltd., Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. and Tianjin FAW Xiali Automotive Co., Ltd. We have also entered into technical cooperation agreements or letters of intent with OEM customers, including Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co. Ltd., and Zhejiang Geely Automobile Parts Purchasing Co., Ltd. The number of our clients has increased from approximately 30 in 2001 to over 50 in 2007. As we continue to increase sales in the domestic market, we also intend to grow our overseas sales. We focus on maintaining long-term relationships with our customers. We have enjoyed recurring orders from most of our customers for many years. Our sales contracts generally have six-month or one-year terms and are usually renewable.

For alternators and starters, our top ten largest customers accounted for approximately 77.3% and 75.0% of our total sales revenue in 2005 and 2006, respectively. In 2006, our two biggest customers Beijing Hyundai Motor Company and Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co. Ltd. accounted for approximately 19.1% and 17.9% of our total sales revenue for alternators and starters, respectively. No other customers accounted for more than 10% of our sales revenue in 2006.

The following table shows our ten largest customers in 2006 ranked in terms of sales revenue.

Rank	Clients Name

1	Beijing Hyundai Motor Company

2	Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co. Ltd.

3	Harbin Dongan Automotive Engine Manufacturing Co. Ltd.

4	Tianjin FAW Xiali Automotive Co., Ltd.

5	Shenyang Xinguang Huachen Automotive Engine Co., Ltd.

6	Chery Automobile Co., Ltd.

7	Harbin Dongan Auto Engine Co., Ltd.

8	Mianyang Xinchen Engine Co., Ltd.

9	SW – Tech Corporation

10	Dongfeng Yueda Kia Motors Co., Ltd.

Total Sales Revenue in 2006	$53.8 million (RMB 433.1 million)

Sales and Marketing

We market our products directly to our customers though our sales department, which, as of December 31, 2006, consisted of 34 employees. Each member of our sales department receives one month of training in both the business and technical aspects that they will need to perform their job functions. In addition, we periodically provide ongoing training for our sales personnel. Members of our sales team generate sales leads by contacting auto manufacturers directly and by attending industry trade shows and exhibitions. Given our established status as one of China’s leading suppliers of alternators and starters, our clients often contact us directly regarding new projects. Although most of our business is developed by direct personal contact and referrals from our customers, we also advertise our products in industry yearbooks.

We also attend international trade shows, such as the automobile shows in Frankfurt and Las Vegas, to raise our brand recognition and promote our products to the international market. We started selling our products directly to foreign customers in 2003. In both 2003 and 2004, our overseas sales accounted for less than 1.0% of our total sales. Our overseas sales increased to approximately 1.3% of our total sales in 2005 and approximately 4.8% of our total sales in 2006.

In addition to our sales and marketing departments, which perform customer service functions, we also employ outside representatives whose primary function is to help us understand our customers’ needs and promote services that best meet their requirements. These representatives also help our customers resolve installation problems and provide general customer service. As of December 31, 2006, we had nine representatives stationed with different major customers.

Research and Development

We believe that the development of new products and production methods is important to our success. We currently operate two research and development centers, each performing different research and development activities. Our first research and development center, located at our principal business headquarters in Jinzhou, China, focuses on the enhancement of current products and the testing of new products. In July 2005, we set up a new center in Beijing to focus on the research and development of future products. As of December 31, 2006, our research and development personnel consisted of 71 employees, six of whom are located in Beijing and the rest located in Jinzhou.

We are often invited by our customers to jointly develop new components tailored to our customers’ specific requirements. In 2006, we had 21 joint development programs. Our OEM customers that we conduct joint development projects with include Xiali, Chery Automobile and Beijing Benz-DaimlerChrysler Automotive Co., Ltd. During the past several years, upon the successful completion of most joint development projects, we were engaged as the supplier for the jointly developed products.

We believe that our development period is shorter than many in the industry due to our dedicated research and development resources and our close proximity to our customers. Many of our major competitors are foreign joint ventures who generally conduct their primary research and development activities in their home countries. We believe that our China-based research and development operations provide us with a distinct advantage over these competitors since we are within geographic proximity to our clients and our research and development personnel are able to communicate directly with our customers in Chinese and quickly respond to their product requirements.

We also conduct our research and development through strategic alliances with third parties. For example, we have established a strategic alliance with Hivron, a South Korean company specializing in the design and manufacture of microchips, to develop microchips for use in our alternator rectifiers and regulators. In addition, we recently entered into an agreement with Kinemotion Co., Ltd. and NS System Co., Ltd. to jointly develop electric traction motors, or hub motors, for electric bicycles. Through these strategic alliances, we are able to access South Korean expertise and actively participate in the research and development of technologies that are critical to our products.

Our Competition

We compete with a number of China-based and international competitors in the auto parts manufacturing industry. Our main competitors include Shanghai Valeo Automotive Electrical Systems Co., Ltd., a joint venture of Shanghai Auto Industrial Group and Valeo Group, Hubei Shendian Auto Motor Co., Ltd., a joint venture of Hubei Shendian Auto Electrical Equipment Co., Ltd. and Remy International, Inc., Bosch Group, Mitsubishi Motors Corporation and Denso Corporation.

We compete primarily on the basis of quality, technological innovation and price. Although we believe that our established supply chain network, proprietary manufacturing processes, efficient cost structure and strong long-term customer base provide us with competitive advantages over many of our competitors, some of our competitors have greater financial resources than we have, a larger staff and more established market recognition in both domestic PRC and international markets. As we begin to sell more in the international markets, we will face increased competition from international competitors.

Intellectual Property

Our goal is to utilize our intellectual property to provide us with a competitive advantage. Our subsidiary Jinzhou Halla has been issued 18 PRC utility patents that relate to different product configurations and product components. Five of these patents expire in 2013, and the remaining patents expire in 2016. Jinzhou Halla has also registered the trademark for the logo “ ” with the Trademark office of the State Administration for Industry and Commerce of China. Our trademark expires in April 2010. Additionally, Jinzhou Halla filed 20 patent applications with the Patent Office of the State Intellectual Property Office of China, and Jinzhou Dongwoo and Jinzhou Halla each filed a trademark application with the Trademark office of the State Administration for Industry and Commerce of China, which are pending approval.

We cannot give any assurance that the protection afforded our intellectual property will be adequate. It may be possible for third parties to obtain and use, without our consent, intellectual property that we own or are licensed to use. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors— Risks Related to our Business— Our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.” We may also be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. See “Risk Factors— Risks Related to our Business— We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.”

Properties

There is no private land ownership in China. Individuals and companies are permitted to acquire land use rights for specific purposes. We were granted land use rights from the PRC government for 42,169 square meters of land located at No. 16 Yulu Street, Jinzhou High Technology Industrial Park, Jinzhou, China and 16,674 square meters of land located at West Bo Hai Street, Open Economic Zone, Jinzhou, China. The land use rights for these two properties will expire on August 15, 2026 and September 4, 2053, respectively. This period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations. Our headquarters, main office building, main research and development center and production facilities are all located at the Yulu Street site.

We also have 18 other properties in Jinzhou, China. Four properties are located at No. 16 Yulu Street, six are located at West Bo Hai Street, Open Economic Zone of Jinzhou and the remaining eight are residential properties. We have placed mortgages on the land and the four properties located at No. 16 Yulu Street to secure a certain bank loan for an amount up to approximately $6.5 million.

We also lease 169 square meters of office space at Wangjing Tower, No. 9 Zhong Huan Nan Lu, Wangjing, Chaoyang District, Beijing where our Beijing Representative Office is located. The lease has a two-year term which runs from November 15, 2005 to November 14, 2007.

Our subsidiary, Jinzhou Halla, leases 1,425 square meters of warehouse space in Jinzhou under a two-year lease which expires in April 2008 and also leases a 1,000 square meter manufacturing facility under a one-year lease expiring on October 31, 2007.

Jinzhou Wanyou leases 5,000 square meters of factory space in Jinzhou pursuant to a lease agreement that expires on December 31, 2007.

We believe that all our properties have been adequately maintained, are generally in good condition and are suitable and adequate for our business.

Environmental Matters

Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. Our operating subsidiaries have received certifications from the relevant PRC government agencies indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

Regulation

Because our operating subsidiaries are located in the PRC, we are regulated by the national and local laws of the PRC.

PRC regulations currently encourage foreign investment in the auto parts industry in Liaoning Province where our operating subsidiaries are located. The principal regulations governing foreign investment in the auto parts industry are the Foreign Investment Industrial Guidance Catalog jointly promulgated by the NDRC and the Ministry of Commerce and the Catalogue of Priority Industries for Foreign Investment in Liaoning Province jointly promulgated by NDRC and the Ministry of Commerce. In addition, the Measures for the Administration of Import of Automobile Components and Parts Featuring Complete Vehicles issued by the NDRC, Ministry of Commerce and the Ministry of Finance also encourage automakers to use parts manufactured by local PRC auto parts manufacturers. Pursuant to this regulation, the PRC government charges automakers a tariff of up to 25.0% if more than 60.0% of the price of the components and parts of an automobile are imported. We believe that these measures have had, and will continue to have, a positive impact on the sales of our products.

There is no private ownership of land in China. Upon payment of a land grant fee, land use rights can be obtained from the government for a period up to 50 years in the case of industrial land and are typically renewable. We have received the necessary land use rights certificate for the 42,169 square meters of land located at No. 16 Yulu Street, Jinzhou High Technology Industrial Park, Jinzhou, China and the 16,674 square meters of land located at West Bo Hai Street, Open Economic Zone, Jinzhou, China.

We are also subject to China’s foreign currency regulations. The PRC government has controlled Renminbi reserves primarily through direct regulation of the conversion of Renminbi into other foreign currencies. Although foreign currencies, which are required for “current account” transactions, can be bought freely at authorized PRC banks, the proper procedural requirements prescribed by PRC law must be met. At the same time, PRC companies are also required to sell their foreign exchange earnings to authorized PRC banks, and the purchase of foreign currencies for capital account transactions still requires prior approval of the PRC government.

Under current PRC laws and regulations, FIEs may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, FIEs in China are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount of such reserves reaches 50.0% of their registered capital. These reserves are not distributable as cash dividends. The board of directors of an FIE has the discretion to allocate a portion of the FIEs’ after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

We do not face any significant government regulation in connection with the production of our products. We do not require any special government permits to produce our products other than those permits that are required of all corporations in China.

Our Employees

As of December 31, 2006, we employed 513 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2006.

As of December 31, 2006
Functions
Manufacturing and engineering	370
General and administration	38
Marketing and sales	34
Research and development	71

As required by applicable PRC law, we have entered into employment contracts with most of our officers, managers and employees. We are working towards entering employment contracts with those employees who do not currently have employment contracts with us. We believe that we maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Our employees in China participate in a state pension scheme organized by PRC municipal and provincial governments. We are currently required to contribute to the scheme at the rate of 20% of the average monthly salary.

In addition, we are required by PRC law to cover employees in China with various types of social insurance, and we believe that we are in material compliance with the relevant PRC laws.

Insurance

We maintain property insurance for our premises located at Jinzhou, China where our main production facilities are located. The aggregate maximum amount covered by our insurance policy is up to RMB 344 million (approximately $44.7 million). We also maintain property insurance for our automobiles. We do not maintain business interruption insurance or key-man life insurance. We have obtained product liability insurance only for products manufactured by Jinzhou Wanyou which are sold to the

United States and Canada. We believe our insurance coverage is customary and standard of companies of comparable size in comparable industries in China. However, we cannot ensure that our existing insurance policies are sufficient to insulate us from all loses and liabilities that we may incur. See “Risk Factors—Risks Related to Our Business—We have limited insurance coverage and do not carry any business interruption insurance, third-party liability insurance for our manufacturing facilities or insurance that covers the risk of loss of our products in shipment.”

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings in the ordinary course of our business. We are currently not aware of any legal proceedings in which the ultimate outcome, in our judgment based on information currently available, would have a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

Our board of directors is comprised of Qingjie Zhao, Meirong Yuan, Larry Goldman, David Murphy, and Xingye Zhang. Larry Goldman, David Murphy and Xingye Zhang each serves on our board of directors as an “independent director” as defined by Rule 4200(a)(15) of the Marketplace Rules of The Nasdaq Stock Market, Inc., or the “Nasdaq Marketplace Rules.” The board of directors has determined that Larry Goldman, possesses the accounting or related financial management experience that qualifies him as financially sophisticated within the meaning of Rule 4350(d)(2)(A) of the Nasdaq Marketplace Rules and that he is an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Our directors and executive officers, their ages and titles, are as follows:

Name	Age	Position/s
Qingjie Zhao	50	Chairman, Chief Executive Officer and President
Meirong Yuan	36	Director, Chief Financial Officer and Treasurer
Larry Goldman	50	Director
David Murphy	41	Director
Xingye Zhang	81	Director
Yuncong Ma	61	Chief Operating Officer
Seuk Jun Kim	51	Vice President of New Product Development
Yuguo Zhao	51	Vice President of Sales and Marketing
Yongdong Liu	38	Vice President of Production

Qingjie Zhao.    Mr. Zhao has been our Chief Executive Officer and President since June 22, 2006 and Chairman of our board since July 2006. Mr. Zhao joined our subsidiary, Jinzhou Halla, as its Chairman in October 1997. Mr. Zhao is also currently an executive director and 10.4% owner of China Wonder Limited, a company listed on the Alternative Investment Market of the London Stock Exchange, which is principally engaged in the manufacture and sale of specialty packaging machinery to the PRC pharmaceutical market, and an executive director and 11.0% owner of Jinzhou Jinheng Automotive Safety System Co., Ltd., which is principally engaged in the manufacture and sale of automotive airbag safety systems in China. Our company, China Wonder Limited and Jinzhou Jinheng Automotive Safety System Co., Ltd. do not directly compete with each other, and there were no related party transactions between our Company and the other two companies as of the date of this prospectus. Mr. Zhao devotes most of his business time to our affairs and the remainder of business time to the affairs of other companies. Mr. Zhao’s decision making responsibilities for these three companies are similar in the areas of public relations, management of human resources, risk management and strategic planning. Mr. Zhao graduated from the Liaoning Industry Academy in 1982. He thereafter became a faculty member at the Liaoning University of Technology from 1982 to 1989. After leaving his post at the Liaoning University of Technology, Mr. Zhao joined Jinzhou Shock Absorber Co., which is principally engaged in the manufacture and sale of suspension systems for automobiles, in January 1989 as an engineer and the head of the research department. He became its Chief Executive Officer in 1991 and remained in that position until 1997.

Larry Goldman.    Mr. Goldman has been our director since March 2007. Mr. Goldman is a Certified Public Accountant, or CPA, with over 20 years of auditing, consulting and technical experience.

Mr. Goldman now serves as the Treasurer and Acting Chief Financial Officer of Thorium Power, Ltd. (OTCBB: THPW.OB). Prior to joining Thorium Power, Ltd., Mr. Goldman worked as the Chief Financial Officer, Treasurer and Vice President of Finance of WinWin Gaming, Inc. (OTCBB: WNWN.PK), a multi-media developer and publisher of sports, lottery and other games. Prior to joining WinWin in October 2004, Mr. Goldman was a partner at Livingston Wachtell & Co., LLP and had been with that firm for the past 19 years. Mr. Goldman is also an independent director and audit committee chairman of Winner Medical Group Inc. (OTCBB: WMDG.OB), a China based manufacturer of medical disposable products and surgical dressings. Mr. Goldman has extensive experience in both auditing and consulting with public companies and has experience providing accounting and consulting services to the Asian marketplace, having audited several Chinese public companies.

David Murphy.    Mr. Murphy has been our director since March 2007. Since June 2005, Mr. Murphy has served as the head of China Micro Economic Research at CLSA Asia Pacific Markets, a special unit dedicated to grassroots economic research in China and gathering local economic information from around China for rapid delivery to overseas based funds and corporate clients. From December 2000 to November 2004, Mr. Murphy worked as a correspondent for the Far Eastern Economic Review and the Wall Street Journal where he covered China and Mongolia focusing mainly on business and economic stories.

Xingye Zhang.    Mr. Zhang become our director in July 2007. Mr. Zhang has served as the honorary Chairman of the China Automotive Engineering Association since September 2001. From January 1992 to September 2001, Mr. Zhang served as the Chairman of the China Automotive Engineering Association. Prior to that, Mr. Zhang was the Chairman of the board of directors of Hong Kong Huashengchang Automobile Corporation, the Vice Chairman of the board of directors of Hong Kong Huashengchang Machinery Co., Ltd. and Vice Chairman and Vice President of China Automobile Industry Corporation. Mr. Zhang also worked in government as the deputy chief of the Automobile Bureau of the Chinese No. 1 Ministry of Machinery. Mr. Zhang graduated from the Department of Machinery at Tianjin Beiyang University in 1951 and is a senior engineer with a rank of professor.

Meirong Yuan.    Mr. Yuan became our Chief Financial Officer and Treasurer on June 22, 2006 and our director on March 2007. He has been the Vice President of Jinzhou Wonder Industrial Co., Ltd. since June 2005. Mr. Yuan also served as a director of Jinzhou Halla Electrical Equipment Co., Ltd. since January 2002. From July 2003 to June 2005, Mr. Yuan served as the Vice President of Shenzhen Luante Asphalt Advanced Technology Co. Ltd. and was in charge of accounting and finance. Between October 2000 and October 2001, Mr. Yuan studied at ISMA Center in England. Mr. Yuan is a CPA in China and has a Ph.D. in management from South California University for Professional Study.

Yuncong Ma.    Mr. Ma became our Chief Operating Officer on June 22, 2006. He has been the General Manager of our subsidiary Jinzhou Halla since 1997 and is responsible for Jinzhou Halla’s overall operations. He has over 30 years of production experience and over 16 years of management experience in the automotive industry. Mr. Ma graduated from the Harbin Institute of Technology in 1970 specializing in machine crafting. After graduation, Mr. Ma worked for Jinzhou Huaguang Electron Tube Factory from 1970 to 1989. During that time, he worked in various posts in its production, technology and corporate structuring departments and was promoted to the post of Production Manager in 1984. Mr. Ma joined Jinzhou Shock Absorber Co., Ltd. in 1989 as its Chief Engineer and Vice Factory Manager.

Seuk Jun Kim.    Mr. Kim became our Vice President of New Product Development in February 2007. From June 2006 to February 2007, Mr. Kim served as our Vice President for Research and Development. Mr. Kim joined Jinzhou Halla in October 1997 and has served as its Vice President of Research and Development since January 2005. Mr. Kim is responsible for Jinzhou Halla’s research and development and quality control functions. In 1981, Mr. Kim graduated from Pohang University of Science and Technology in Korea with a bachelor’s degree in automotive electrical engineering. Prior to formally joining Jinzhou Halla in 1997, Mr. Kim worked at the Korea Qingzhou Electrical Machinery Factory where he was in charge of technical support.

Yuguo Zhao.    Mr. Zhao became our Vice President of Sales and Marketing on June 22, 2006, and he has been the Head of our Sales and Marketing Group since June 1996 when he joined us. He became an Assistant General Manager in January 2005. Mr. Zhao is responsible for our sales and after-sales operations. In 1979, Mr. Zhao graduated from the Jinzhou Agriculture Academy, formerly known as Jinzhou Agriculture Automotive School. Between 1980 and 1996, he worked for Jinzhou Electrical as its Production Department Manager, Chief of Production and Chief of Operations, among other posts.

Yongdong Liu.    Mr. Liu became our Vice President of Production on June 22, 2006, and he has been the Head of Production of Jinzhou Halla since May 2001 and an Assistant General Manager of Jinzhou Halla since January 2005. Mr. Liu oversees our production, purchasing, human resources and administration functions. Mr. Liu graduated from the Suzhou Institute of Silk Textile Technology with a degree in weaving mechanical design in 1992. Between 1992 and 1996, Mr. Liu worked in Jinzhou Electrical and was responsible for its production technologies. He joined us in June 1996 as a division head in the production department.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person, and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers to our knowledge has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transaction with Related Persons, Promoters and Certain Control Persons; Corporate Governance,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Committees and Meetings

Our board of directors currently has three standing committees which perform various duties on behalf of and report to the board of directors: (i) audit committee, (ii) compensation committee and (iii) governance and nominating committee. Each of the three standing committees is comprised entirely of independent directors. From time to time, the board of directors may establish other committees.

During the 2006 fiscal year, the board of directors consisted of one member and all board decisions were made by written consent.

Audit Committee

We had no audit committee during the year ended December 31, 2006, and our entire board of directors handled all audit committee functions until March 2007, when the board of directors established an audit committee. Our audit committee consists of three members: Larry Goldman, David Murphy and Xingye Zhang, each of whom is “independent” as that term is defined under the Nasdaq Marketplace Rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Mr. Goldman serves as our audit committee financial expert as that term is defined by the applicable SEC rules.

Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act of 1933, as amended;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

We had no compensation committee during the year ended December 31, 2006, and our entire board of directors handled all compensation committee functions until March 2007, when the board of directors established a compensation committee. Our compensation committee consists of three members: Larry Goldman, David Murphy and Xingye Zhang, each of whom is “independent” as that term is defined under the Nasdaq Marketplace Rules. Mr. Murphy serves as the chairman of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our Chief Executive Officer may not be present at any meeting of our compensation committee during which his compensation is deliberated.

Our compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer,

•	evaluating the performance of our Chief Executive Officer in light of those goals and objectives, and setting the compensation level of our Chief Executive Officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Governance and Nominating Committee

We had no governance and nominating committee during the year ended December 31, 2006, and our entire board of directors handled all governance and nominating committee until March 2007, when the board of directors established a governance and nominating committee. Our governance and nominating committee consists of three members: Larry Goldman, David Murphy and Xingye Zhang, each of whom is “independent” as that term is defined under the Nasdaq Marketplace Rules. Mr. Zhang serves as the chairman to our governance and nominating committee. The governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board of directors and its committees.

Our governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board of directors nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

•

reviewing annually with the board of directors the current composition of the board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us; and

•	identifying and recommending to the board of directors the directors to serve as members of the committees.

We recognize that transactions between us and any of our directors or executive officers can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our stockholders.

Code of Business Conduct and Ethics

In June 2006, we amended our code of business conduct and ethics and expanded the scope of the code of business conduct and ethics to cover the conduct of our business by all employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business, including those relating to doing business outside the United States.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background and Compensation Philosophy

Our compensation philosophy and objective are simple and straightforward: our goal is to compensate our executives fairly for the services they provide. In 2006, we accomplished our goal by providing a base salary to our named executive officers, the amount of which was established in our executive’s employment agreements and approved by our sole director, as described below.

In 2006, we had three named executive officers, Qingjie Zhao, our Chief Executive Officer and President, Meirong Yuan, our Chief Financial Officer and Treasurer, and Timothy Halter, our former Chief Executive Officer and Chief Financial Officer who resigned on June 22, 2006. Mr. Zhao was also our sole director in 2006 and is a majority stockholder. Mr. Zhao approved the 2006 compensation of our named executive officers in his capacity as our sole director.

On March 23, 2007, the board of directors established a Compensation Committee and appointed David Murphy, one of our new independent directors, to serve as committee chair. Going forward, our Compensation Committee will be charged with the oversight of executive compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our Chief Executive Officer and make recommendations with respect to the compensation of our other executive officers. We expect that our Compensation Committee will continue to reward superior individual and company performance with commensurate cash and other compensation.

Elements of Compensation

Base Salary.    In 2006, we provided our executive officers solely with a base salary to compensate them for services rendered during the year. The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership, growth potential and experience. Both of our named executive officers are employees-at-will and received an annual salary as provided in their employment agreements, which are reflected in the Summary Compensation Table below.

Discretionary Bonus.    In 2006, we did not provide bonus compensation to our executive officers; however, the executives are eligible to receive a discretionary bonus pursuant to the terms of their respective employment agreements. If our Compensation Committee determines to do so in the future, bonuses may be paid on an ad hoc basis to recognize superior performance. If the board of directors decides to provide bonus compensation as a regular part of our executive compensation package, our Compensation Committee will establish performance goals for each of the executive officers and maximum bonuses that may be earned upon attainment of such performance goals.

Stock-Based Awards and Long-Term Incentives.    We presently do not have any equity based or other long-term incentive programs, and we did not grant stock based or long-term incentive awards as a component of compensation in 2006. In the future, we may adopt and establish an equity-based or other long-term incentive plan if our Compensation Committee determines that it is in the best interest of the Company and our stockholders to do so.

Post-Employment Compensation.    Currently, we do not provide any employees, including our named executive officers, post-employment compensation, including company sponsored retirement benefits, deferred compensation, severance, termination or change of control arrangements (other than a state pension scheme in which all of our employees in China participate).

Perquisites.    Historically, we have provided our named executive officers with minimal perquisites and other personal benefits that we believe are reasonable. For 2006, the aggregate amount of the perquisites and other personal benefits provided to any named executive officer did not exceed $10,000. We do not view perquisites as a significant element of compensation, but we do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete. We believe that these additional benefits assist our named executive officers in performing their duties and provide time efficiencies for them. It is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our Compensation Committee.

Summary Compensation Table—2006

The following table sets forth information concerning all compensation awarded to, earned by or paid to Timothy Halter, our former Chief Financial Officer and Chief Executive Officer, Qingjie Zhao, our present Chief Executive Officer and President, and Meirong Yuan, our Chief Financial Officer and Treasurer, for services rendered in all capacities in 2006. No other executive officer received total compensation in excess of $100,000 for 2006.

	Annual Compensation
Name And Principal Position	Year	Salary ($)	Total ($)
Qingjie Zhao Chairman, CEO and President(1)	2006	$52,500	52,500
Meirong Yuan CFO and Treasurer(2)	2006	$37,700	37,700
Timothy Halter, Former CEO and CFO(3)	2006	—	—

(1)

On June 22, 2006, we acquired Wonder Auto Limited in a reverse acquisition transaction that was structured as a share exchange. In connection with that transaction, Mr. Zhao became the Chief Executive Officer and President and director of our company. Prior to the effective date of the reverse acquisition, Mr. Zhao served at Wonder Auto Limited as the Chairman. The amount in the table reflects all compensation earned for services rendered in all capacities to our company and our subsidiaries, which includes approximately $7,500 Mr. Zhao received from Jinzhou Wonder Industry (Group) Co., Ltd. for his services rendered to Wonder Auto Limited and Jinzhou Halla before the reverse acquisition transaction. Jinzhou Wonder Industry (Group) Co., Ltd. owned 61% of equity interests in Jinzhou Halla before it transferred all of its equity interests in Jinzhou Halla to Wonder Auto Limited in April 2004.

(2)

Mr. Yuan became the Chief Financial Officer and Treasurer of the Company on June 22, 2006. Prior to the effective date of the reverse acquisition, Mr. Yuan served as the Vice President of Jinzhou Wonder Industrial Co., Ltd. The amount in the table reflects all compensation earned for services rendered in all capacities to our company and our subsidiaries, which includes approximately $7,700 Mr. Yuan received from Jinzhou Wonder Industry (Group) Co., Ltd. for his services rendered to Wonder Auto Limited and Jinzhou Halla before the reverse acquisition transaction.

(3)

Timothy P. Halter resigned from all offices he held with our company on June 22, 2006 and his position as our director in July 2006. He did not receive any compensation for his services because the Company was not operating at the time he held these positions.

Employment Agreements

On June 22, 2006, our subsidiary, Wonder Auto Limited, entered into employment agreements with Qingjie Zhao, our Chief Executive Officer and President and Meirong Yuan, our Chief Financial Officer and Treasurer, which were amended on July 2, 2007. Under the employment agreements, as amended, Mr. Zhao and Mr. Yuan will receive an annual salary of $90,000 and $60,000, respectively. The employment agreements do not provide payments relating to severance or following a change of control. Our executives are subject to customary confidentiality and non-competition covenants as provided in their employment agreements.

As noted in the “Compensation Discussion and Analysis” above, we have not granted any equity-based awards to any of our named executive officers, nor do we provide retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Compensation of Directors

During the 2006 fiscal year, no member of our board of directors received any compensation for his services as a director.

In 2007, we entered into independent director’s Contracts and Indemnification Agreements with each of the independent directors. Under the terms of the independent director’s contracts, Mr. Goldman is entitled to $50,000, Mr. Murphy is entitled to $40,000 and Mr. Zhang is entitled to $40,000 as annual compensation for the services to be provided by them as independent directors, and as chairpersons of various board committees, as applicable. Mr. Goldman’s compensation is greater because he has greater responsibilities as the Audit Committee Chairman. Under the terms of the Indemnification Agreements, we agreed to indemnify the independent directors against expenses, judgments, fines, penalties or other amounts actually and reasonably incurred by the independent directors in connection with any proceeding if the independent director acted in good faith and in our best interests. It is our practice to reimburse our directors for reasonable travel expenses related to attendance at board of directors and committee meetings.

The compensation paid to Mr. Zhao and Mr. Yuan, our named executive officers who also serve on our board of directors, is reported in the Summary Compensation Table above. They do not receive any additional compensation for their service as directors.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year we did not have a standing Compensation Committee. The sole member of our board of directors (Mr. Halter prior to July 9, 2006, and Mr. Zhao after that date) was responsible for the functions that would otherwise be handled by the Compensation Committee. Mr. Halter and Mr. Zhao each served as our Chief Executive Officer during 2006. None of the Company’s executive officers served as a director or a member of a Compensation Committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of the Company during 2006.

On March 23, 2007, the board of directors established a Compensation Committee and appointed David Murphy, one of our new independent directors, to serve as committee chair. For more information regarding Mr. Murphy and our new Compensation Committee please see our current report on Form 8-K filed with the Commission on March 29, 2007.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN

CONTROL PERSONS; CORPORATE GOVERNANCE

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the 2006 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•

On June 22, 2006, we consummated the transactions contemplated by a share exchange agreement among us and the owners of the issued and outstanding capital stock of Wonder Auto Limited, including two companies of which Qingjie Zhao, our CEO and President and director, is a shareholder and director. Pursuant to the share exchange agreement, we acquired 100% of the outstanding capital stock of Wonder Auto Limited in exchange for 21,127,194 shares of our common stock. As a result of this transaction, Mr. Zhao became the beneficial owner of approximately 61.05% of our outstanding capital stock on June 22, 2006.

•

On May 15, 2006, we entered into an assignment and assumption agreement with Wonder Auto Group and HFG International, Limited, each a Hong Kong Corporation, pursuant to which Wonder Auto Group assigned to Wonder Auto Limited all its rights and obligations under a Financial Advisory Agreement with HFG International, Limited. Under the Financial Advisory Agreement, HFG International, Limited agreed to provide Wonder Auto Limited with financial advisory and consulting services for a fee of $450,000. Our former officer and director Timothy Halter is the principal stockholder and an executive officer of HFG International, Limited. At the time when the assignment and assumption agreement was entered, Wonder Auto Group and Wonder Auto Limited were under common control. Wonder Auto Group was later sold to an unrelated third party.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $50,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, we expect that where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification. The presentation will be expected to include a description of, among other things, the material facts, and the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-

person transactions, our audit committee will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval. Our policy will require that, in determining whether to approve, ratify or reject a related-person transaction, our audit committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and our stockholders’ best interests, as our audit committee determines in the good faith exercise of its discretion.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CHANGE IN ACCOUNTANTS

On June 22, 2006, concurrent with the change of control transaction discussed above, our board of directors elected to continue the existing relationship of our subsidiary Wonder Auto Limited with PKF Hong Kong, Certified Public Accountants and appointed PKF Hong Kong, Certified Public Accountants as our independent auditor. Additionally, concurrent with the decision to maintain our relationship with PKF Hong Kong, Certified Public Accountants, our board of directors approved the dismissal of Meyler & Company, LLC as our independent auditor.

No accountant’s report issued by Meyler & Company, LLC on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern opinion expressing substantial doubt about the ability of us to continue as a going concern.

During our two most recent fiscal years ended December 31, 2006 and 2005, there were no disagreements with Meyler & Company, LLC on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure. There were no reportable events, as described in Item 304(a)(1)(v) of Regulation S-K, during 2006 and 2005.

We furnished a copy of this disclosure to Meyler & Company, LLC and requested Meyler & Company, LLC to furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating where it does not agree. A copy of the letter was filed by us as Exhibit 16.1 to our current report on Form 8-K, filed on June 23, 2006.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 5, 2007 for (a) each of our directors, (b) each of our executive officers, (c) each stockholder known to be the beneficial owner of more than 5% of any class of the our voting securities, (d) all directors and executive officers as a group and (e) each selling stockholder participating in this offering. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and does not necessarily bear on the economic incidents of ownership or the rights to transfer the shares described below. Unless otherwise indicated, (a) each stockholder has sole voting power and dispositive power with respect to the indicated shares and (b) the address of each stockholder who is a director or executive officer is c/o Wonder Auto Technology, Inc., No. 16, Yulu Street, Taihe District, Jinzhou City, Liaoning, People’s Republic of China, 121013.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Being Offered	Shares Beneficially Owned After this Offering(1)(8)
Name and Address of Beneficial Owner	Number	Percentage(2)		Number	Percentage
Executive Officers and Directors
Qingjie Zhao(3)	12,977,200	54.2%	1,500,000	11,477,200	39.6%
Yuncong Ma	—	—	—	—	—
Seuk Jun Kim	—	—	—	—	—
Yuguo Zhao	—	—	—	—	—
Yongdong Liu	—	—	—	—	—
Meirong Yuan	—	—	—	—	—
Larry Goldman	—	—	—	—	—
David Murphy	—	—	—	—	—
Xingye Zhang	—	—	—	—	—
Over 5% Beneficial Owners
Empower Century Limited(4)	7,083,591	29.6%	1,500,000	5,583,591	19.3%
Choice Inspire Limited(5)	5,893,609	24.6%		5,893,609	20.4%
The Pinnacle China Fund, L.P.(6) 4965 Preston Park Blvd. Suite 240, Plano, Texas 75093	2,372,510	9.9%	—	2,372,510	8.2%
Xiangdong Gao(7) 242 1-2 Xiangyang Community, Songshan District, Chifeng City, Inner Mongolia, PRC	1,650,000	6.9%	—	1,650,000	5.7%
Selling Stockholder
Empower Century Limited(4)	7,083,591	29.6%	1,500,000	5,583,591	19.3%
All officers and directors as a group (9 people)	12,977,200	54.2%	1,500,000	11,477,200	39.6%

(1)

Under rules adopted by the SEC, a person is deemed to be a beneficial owner of securities with respect to which the person has or shares: (a) voting power, which includes the power to vote or direct the vote of the security, or (b) investment power, which includes the power to dispose of or to direct the disposition of the security. Unless otherwise indicated below, the persons named in the table above have sole voting and investment power with respect to all shares beneficially owned.

(2)	As of July 5, 2007, there were 23,959,994 shares of our common stock outstanding.
(3)

Including 5,893,609 shares owned by Choice Inspire Limited of which Mr. Zhao is a 75.0% stockholder and chairman and 7,083,591 shares owned by Empower Century Limited of which Mr. Zhao is a 37.7% stockholder and chairman.

(4)	Qingjie Zhao, our CEO, President and director, owns 37.7% of Empower Century Limited.
(5)	Qingjie Zhao, our CEO, President and director, owns 75.0% of Choice Inspire Limited.
(6)

Pinnacle China Advisers, L.P. is the general partner of The Pinnacle China Fund, L.P. Pinnacle China Management, LLC is the general partner of Pinnacle China Advisers, L.P. Kitt China Management, LLC is the manager of Pinnacle China Management, LLC. Mr. Barry Kitt is the manager of Kitt China Management, LLC. Mr. Kitt may be deemed to be the beneficial owner of the shares of common stock beneficially owned by The Pinnacle China Fund, L.P. Mr. Kitt expressly disclaims beneficial ownership of all shares of common stock beneficially owned by The Pinnacle China Fund, L.P.

(7)

Pursuant to an agreement dated February 8, 2007 among Choice Inspire Limited, Empower Century and Mr. Gao, Choice Inspire Limited and Empower Century Limited have agreed to give their rights of entitlement to the 1,650,000 shares held in escrow with Securities Transfer Corporation in connection with that certain make good escrow agreement, date June 22, 2006, to Xiangdong Gao without consideration.

(8)	Assuming no exercise of the underwriters over-allotment option to purchase additional shares of common stock from us.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 90,000,000 shares of common stock, par value $0.0001 per share.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. The holders of common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Stockholders do not have preemptive, subscription, redemption or conversion rights. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets are distributable ratably to the holders of the shares of our common stock. The rights, powers, preferences and privileges of the holders of common stock are subject to the rights of the holders of any series of preferred stock that we may designate and issue in the future.

Subject to the rights of the holders of preferred stock that may be outstanding, the holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are, and the shares of common stock offered by us and the selling stockholder in this offering will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. We may issue shares of preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change of control.

No shares of preferred stock are currently outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

Our independent stock transfer agent is Securities Transfer Corporation, located in Frisco, Texas. Their mailing address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034. Their phone number is (469) 633-0100.

SHARES ELIGIBLE FOR FUTURE SALE

As of July 5, 2007, there were 23,959,994 shares of the Registrant’s common stock outstanding.

Shares Covered by this Prospectus

All shares being registered in this offering may be sold without restriction under the Securities Act of 1933.

Shares Covered by Other Prospectuses

A total of 6,795,031 shares of our common stock are covered by another prospectus and may be sold without restriction under the Securities Act.

Rule 144

The resale of shares that are held by our affiliates and the resale of shares that are held by non-affiliates for a period of less than two years are governed by the following requirements of Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act of 1933), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which as of July 5, 2007 would equal 239,600 shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Currently, since our shares are quoted on the NASD’s Electronic Bulletin Board, which is not an “automated quotation system,” our stockholders cannot rely on the market-based volume limitation described in the second bullet above. We have applied to have our shares listed on the Nasdaq Global Market. At such time that our listing application is approved and our securities are listed on an exchange or quoted on the Nasdaq Global Market, our stockholders will be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares that are “restricted securities” which have been held for at least two years without regard to the limitations contained in Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Other than the 2,449 shares of our outstanding common stock that are eligible for resale under Rule 144(k) below, we believe that none of our outstanding shares may currently be sold in reliance on Rule 144.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

We believe that 2,449 of our outstanding shares may currently be sold in reliance on Rule 144.

Lock-Up Agreements

We and each of our directors, executive officers and certain of our principal stockholders, including the selling stockholder, have entered into lock-up agreements with the underwriters in connection with this offering. Under these agreements, subject to certain exceptions, those subject to lock-up agreements may not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option for the sale of, or otherwise dispose of any common stock, securities convertible into or exchangeable for shares of common stock, options or rights to acquire shares of common stock or publicly announce the intention to do any of the foregoing, without the prior written consent of Piper Jaffray & Co. for a period of 90 days from the date of this prospectus. Piper Jaffray & Co. may agree at its discretion and at any time or from time to time, without notice, to release all or any portion of the shares subject to the lock-up agreements described above. See “Underwriting.”

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain material federal income tax consequences arising from the purchase, ownership and disposition of our common stock acquired in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to each such holder due to the particular circumstances of such holder or address estate and gift tax consequences, state, local or other tax consequences or non-U.S. tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed United States Treasury regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. In particular, this summary does not address the considerations that may be applicable to (a) particular classes of taxpayers, including financial institutions, insurance companies, small business investment companies, mutual funds, partnerships or other pass-through entities or investors in such entities, expatriates, broker-dealers and tax-exempt organizations, (b) holders with a “functional currency” other than the U.S. dollar or (c) holders of 10% or more of the total combined voting power of the Company’s shares. This summary deals only with the tax treatment of holders who own our common stock as “capital assets” as defined in Section 1221 of the Code.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, SALE OR OTHER DISPOSITION OF SECURITIES INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, POSSIBLE CHANGES IN THE TAX LAWS AND THE POSSIBLE APPLICABILITY OF INCOME TAX TREATIES.

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a U.S. citizen or individual resident in the United States;

•	a corporation, or other entity treated as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all of the substantial interests of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Except as provided below in the discussion of estate tax, the term “Non-U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such a partnership, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a holder’s adjusted tax basis in our common stock. Any remainder will constitute gain as if from the sale of the common stock. See “—Dispositions.”

U.S. Holders.    Any dividends payable by us will be treated as U.S. source dividend income and will be eligible for the dividends-received deduction generally allowed to U.S. corporations under Section 243 of the Code (subject to certain limitations and holding period requirements).

For taxable years ending on or before December 31, 2010, certain “qualified dividend income” will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains (subject to certain limitations). A non-corporate U.S. Holder will be eligible for this reduced rate only if it has held our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Non-U.S. Holders.    The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30.0% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and, if a tax treaty applies, attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30.0% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Dispositions

U.S. Holders.    A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of our common stock in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis for such stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stock had been held for more than one year. If the U.S. Holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be short-term capital gain or loss. However, if a U.S. Holder has received a dividend to which the special reduced rate of tax, discussed above, applies, and which exceeds 10.0% of the U.S. Holder’s basis for the stock (taking into account certain rules that aggregate dividends for this purpose), any loss on sale or other disposition generally will be a long-term capital loss to the extent of that dividend, regardless of the U.S. Holder’s actual holding period. Any gain or loss recognized on the sale or other disposition of our common stock will generally be U.S. source income. Any capital loss realized upon sale, exchange or other disposition of our common stock is generally deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss may be deductible to the extent of capital gains plus ordinary income of up to $3,000.

U.S. Holder’s tax basis for its shares of our common stock will generally be the purchase price paid therefor by such U.S. Holder (reduced by amounts of any distributions, in excess of earnings and profits of the Company, received by such U.S. Holder). The holding period of each share of our common stock owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such share and will include the day on which the share is sold by such U.S. Holder.

Non-U.S. Holders.    A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) on gain recognized on a disposition of our common stock unless:

•

the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

•

the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and who meets certain other requirements, in which case such holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the common stock) exceed capital losses allocable to U.S. sources; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock (the “applicable period”).

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, actual or constructive, at all times during the applicable period, constituted 5.0% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

Information Reporting and Backup Withholding

We must report annually to the U.S. Internal Revenue Service and to each holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

Backup withholding, currently imposed at a rate of 28.0%, may apply to payments of dividends paid by us. If you are a U.S. Holder, backup withholding will apply if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding.

If you are a Non-U.S. Holder, backup withholding will apply to dividend payments if you fail to provide us with the required certification that you are not a U.S. person.

Payments of the proceeds from a disposition (including a redemption) effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a Non-U.S. Holder and either specified conditions are met or an exemption is otherwise established. Backup withholding and information reporting will apply to dispositions made by or through a U.S. office of any broker (U.S. or foreign).

Backup withholding is not an additional tax. Any amounts withheld from a payment to you that result in an overpayment of taxes generally will be refunded, or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of a purchase agreement to be entered into in connection with this offering, the number of shares listed opposite their names below. Piper Jaffray & Co. is acting as book-running manager for this offering and as representative of the underwriters. The underwriters will be committed to purchase and pay for all the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.

Total

The underwriters have advised us and the selling stockholder that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 975,000 shares of common stock from us at the same price as to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with this offering, Piper Jaffray & Co. has agreed to pay a fee to RX Investment Management Corporation in consideration for consultancy services provided to Piper Jaffray & Co. and assistance in arranging for Piper Jaffray & Co. to be engaged as sole book-running manager of this offering.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $            .

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

We and each of our directors, executive officers and certain principal stockholders, including the selling stockholder have agreed to certain restrictions on our ability to sell shares of our common stock for a period of 90 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, pledge, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock or any related security or instrument, without the prior written consent of Piper Jaffray & Co. The agreements provide exceptions for sales to the underwriters pursuant to the purchase agreement and certain other exceptions.

The 90-day lock-up period will be extended if (1) during the period that begins on the date that is 18 calendar days before the last day of the 90-day lock-up period and ends on the last day of the lock-up period, (a) we issue an earnings release, (b) we publicly announce material news or (c) a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements, unless otherwise waived by Piper Jaffray & Co. in writing, shall continue to apply until the expiration of the date that is 18 calendar days after the date on which (a) we issue the earnings release, (b) we publicly announce material news or (c) a material event relating to us occurs.

Our shares are listed on the Over-the-Counter Bulletin Board under the symbol “WATG.OB.” We have applied for and intend to have our stock listed on the Nasdaq Global Market under the symbol “WATG” upon the closing of this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholder. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq Global Market. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectus electronically.

The address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of a prospectus or any other material relating to us and our common stock in any country or jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. The foregoing restrictions do not apply to stabilization transactions.

United Kingdom

The underwriters have not made and will not make an offer of common stock to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus as required by the Prospectus Rules of the Financial Services Authority. The underwriters have only communicated and will only communicate an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company, and the underwriters have complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for the publication by the issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters as to United States federal and New York law and the validity of the common stock offered by this prospectus will be passed upon for us by Thelen Reid Brown Raysman & Steiner LLP. Certain legal matters in connection with the offering will be passed upon for the underwriters by O’Melveny & Myers LLP. Legal matters as to PRC law will be passed upon for us by Jiayuan Law Firm and for the underwriters by Tianyuan Law Firm. Thelen Reid Brown Raysman & Steiner LLP may rely upon Jiayuan Law firm with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely on Tianyuan Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements of Wonder Auto Technology, Inc. and Jinzhou Wanyou included in this prospectus and in the registration statement have been audited by PKF Hong Kong, Certified Public Accountants, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Wonder Auto Technology, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

	Three months ended March 31 (Unaudited)
	2007	2006
Sales revenue	$21,566,796	$14,793,221
Cost of sales	(16,251,790)	(11,815,898)

Gross profit	5,315,006	2,977,323

Operating expenses
Administrative expenses	666,566	306,908
Research and development costs	263,446	100,558
Selling expenses	651,616	696,431

Total operating expenses	1,581,628	1,103,897

Income from operations	3,733,378	1,873,426
Interest income	16,709	12,861
Other income	23,795	—
Finance costs	(419,392)	(258,401)
Equity in net income of an unconsolidated affiliate	34,147	—

Income before income taxes	3,388,637	1,627,886
Income taxes—Note 5	(466,814)	(218,653)
Minority interests	(209,371)	—

Net income	$2,712,452	$1,409,233

Other comprehensive income
Foreign currency translation adjustments	367,329	93,226

Comprehensive income	$3,079,781	$1,502,459

Earnings per share: basic and diluted	$0.11	$0.08

Weighted average number of shares outstanding:
basic and diluted	23,959,994	17,227,198

See the accompanying notes to condensed consolidated financial statements

Wonder Auto Technology, Inc.

Condensed Consolidated Balance Sheets

As of March 31, 2007 and December 31, 2006

(Stated in US Dollars)

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
ASSETS
Current assets
Cash and cash equivalents	$6,065,302	$8,203,699
Restricted cash	3,919,971	4,876,879
Trade receivables (net of allowance of doubtful accounts of $38,023 in 2007 and $32,150 in 2006)	26,042,474	24,696,982
Bills receivable	8,100,371	3,098,314
Other receivables, prepayments and deposits	1,445,086	1,254,209
Inventories—Note 6	15,535,997	13,689,374
Amount due from a related company	70,249	69,561
Deferred taxes	217,693	237,570

Total current assets	61,397,143	56,126,588
Know-how	1,482,617	1,468,089
Trademarks and patents	11,182	11,418
Property, plant and equipment, net—Note 7	14,469,688	13,945,846
Land use right	1,202,302	1,203,256
Deposit for acquisition of property, plant and equipment	2,864,978	1,740,548
Investment in an unconsolidated affiliate—Note 4	567,130	527,627
Goodwill—Note 4	3,115,227	2,771,293
Deferred taxes	221,744	205,475

TOTAL ASSETS	$85,332,011	$78,000,140

See the accompanying notes to condensed consolidated financial statements

Wonder Auto Technology, Inc.

Condensed Consolidated Balance Sheets (Cont’d)

As of March 31, 2007 and December 31, 2006

(Stated in US Dollars)

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Trade payables	$12,411,172	$9,631,537
Bills payable	6,717,565	8,628,078
Other payables and accrued expenses	2,833,675	3,121,533
Provision for warranty—Note 8	980,551	1,049,344
Income tax payable	446,084	398,768
Amount due to an unconsolidated affiliate	100,136	37,492
Dividend payable to minority stockholders	691,152	—
Dividend payable to Winning—Note 4	343,934	—
Secured short-term bank loans—Note 9	6,459,198	14,326,831

Total current liabilities	30,983,467	37,193,583

Secured long-term bank loans—Note 9	10,916,984	—

TOTAL LIABILITIES	41,900,451	37,193,583

COMMITMENTS AND CONTINGENCIES—Note 10

MINORITY INTERESTS	2,124,794	2,579,572

STOCKHOLDERS’ EQUITY
Preferred stock: par value $0.0001 per share; authorized 10,000,000 shares, none issued and outstanding	—	—
Common stock: par value $0.0001 per share; authorized 90,000,000 shares, issued and outstanding 23,959,994 shares in 2007 and 2006	2,396	2,396
Additional paid-in capital	22,140,143	22,140,143
Statutory and other reserves	3,148,265	3,148,265
Accumulated other comprehensive income	1,819,467	1,452,138
Retained earnings	14,196,495	11,484,043

TOTAL STOCKHOLDERS’ EQUITY	41,306,766	38,226,985

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$85,332,011	$78,000,140

See the accompanying notes to condensed consolidated financial statements

Wonder Auto Technology, Inc.

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

	Three months ended March 31 (Unaudited)
	2007	2006
Cash flows from operating activities
Net income	$2,712,452	$1,409,233
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	445,132	328,740
Amortization of trademarks and patents	347	87
Amortization of land use right	12,811	6,681
Deferred taxes	7,454	28,485
Provision for doubtful debts	5,533	—
Recovery of obsolete inventories	(22,720)	(12,873)
Equity in net income of an unconsolidated affiliate	(34,147)	—
Minority interests	209,371	—
Changes in operating assets and liabilities:
Trade receivables	(1,102,316)	(2,796,781)
Bills receivable	(4,951,887)	(968,729)
Other receivables, prepayments and deposits	(187,937)	(340,268)
Inventories	(1,677,966)	(1,405,824)
Trade payables	2,673,792	3,882,703
Bills payable	(1,988,059)	—
Amount due to an unconsolidated affiliate	62,029	—
Other payables and accrued expenses	104,787	(207,189)
Provision for warranty	(78,866)	213,991
Income tax payable	43,200	(83,400)

Net cash flows (used in) provided by operating activities	(3,766,990)	54,856

Cash flows from investing activities
Payments to acquire and for deposit for acquisition of property, plant and equipment	(1,932,319)	(645,405)
Decrease in restricted cash	956,907	36,326
Installment payments for acquisition of Jinzhou Dongwoo	(400,000)	—

Net cash flows used in investing activities	$(1,375,412)	$(609,079)

See the accompanying notes to condensed consolidated financial statements

Wonder Auto Technology, Inc.

Consolidated Statements of Cash Flows (Cont’d)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

	Three months ended March 31 (Unaudited)
	2007	2006
Cash flows from financing activities
Dividend paid to stockholders	$—	$(1,704,206)
Repayment of bank loans	(7,977,971)	—
New bank loans	10,874,139	—

Net cash flows provided by (used in) financing activities	2,896,168	(1,704,206)

Effect of foreign currency translation on cash and cash equivalents	107,837	31,947

Net decrease in cash and cash equivalents	(2,138,397)	(2,226,482)

Cash and cash equivalents—beginning of period	8,203,699	4,368,757

Cash and cash equivalents—end of period	$6,065,302	$2,142,275

Supplemental disclosures for cash flow information:
Cash paid for:
Interest	$222,702	$228,022
Income taxes	$416,161	$273,567

See the accompanying notes to condensed consolidated financial statements

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

1.	CORPORATE INFORMATION

Wonder Auto Technology, Inc. (the “Company”) was incorporated in the State of Nevada on June 8, 2000. The Company’s shares are quoted for trading on the Over-The-Counter Bulletin Board in the United States of America.

Pursuant to that certain Share Exchange Agreement dated June 22, 2006, the Company acquired a 100% ownership interest in Wonder Auto Limited (“Wonder”), a limited company organized in the British Virgin Islands, in exchange for the issuance to Empower Century Limited and Choice Inspire Limited (collectively, “Wonder’s Former Stockholders”) of 17,227,198 common shares (as adjusted for a 2.449719-for-1 forward stock split on July 26, 2006 (the “Forward Stock Split”) of the Company’s common stock and 3,899,996 shares (as adjusted for the Forward Stock Split) to certain investors who invested $12 million into Wonder immediately prior to such share exchange transaction.

The aforesaid share exchange transaction was completed on June 22, 2006 and thereafter Wonder became a wholly owned subsidiary of the Company and Wonder’s Former Stockholders became the majority stockholders of the Company. This transaction constituted a reverse takeover transaction (“RTO”).

Following the RTO, through Wonder, the Company indirectly owned Man Do Auto Technology Co., Ltd. (“Man Do Auto”) and Jinzhou Halla Electrical Equipment Co., Ltd. (“Jinzhou Halla”). The entire issued and outstanding common stock of Man Do Auto is directly held by Wonder. In respect of Jinzhou Halla, 61.0% of its common stock is directly held by Wonder and the remaining 39.0% is indirectly held by Wonder through Man Do Auto.

On August 23, 2006, Wonder entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Winning International Development Limited (“Winning”), a British Virgin Islands limited company, which held 50% equity interest in Jinzhou Dongwoo Precision Co., Ltd. (“Jinzhou Dongwoo”). The remaining equity interest in Jinzhou Dongwoo is held 25% each by two independent third parties. Jinzhou Dongwoo was established in the People’s Republic of China (the “PRC”) and is a supplier of raw materials to Wonder. The board of directors of Jinzhou Dongwoo consists of five members, three of which were nominated by Wonder while the other two shareholders of Jinzhou Dongwoo each nominated one of the remaining two board members. The board is the highest authority of Jinzhou Dongwoo and has power to make operating and financing decisions. Before November 18, 2006, valid board action required the approval of more than two-thirds of the board members (i.e. four board members or more). Based on the foregoing, the management of the Company was of the view that the Company had significant influence but not control over the operations of Jinzhou Dongwoo. On November 18, 2006, Jinzhou Dongwoo amended its Memorandum and Articles of Association to eliminate the supermajority requirement, such that valid board action now requires the approval of only more than a half of the board members. Accordingly, without any change in the composition of the board, the Company obtained control over Jinzhou Dongwoo as of November 18, 2006, and the results of operations and the financial position of Jinzhou Dongwoo has been consolidated with the Company since then.

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

On September 21, 2006, Jinzhou Halla together with two independent third parties established Jinzhou Wanyou Mechanical Parts Co., Ltd. (“Wanyou”) in the PRC. Jinzhou Halla contributed $0.5 million to its registered capital representing 20.4% equity interest thereon. Wanyou is principally engaged in manufacturing of shock absorber rods, alternators and starters for motor vehicles. See Note 4 for further details regarding this investment in Wanyou.

2.	DESCRIPTION OF BUSINESS

Following the RTO, the Company commenced to be engaged in the manufacture and distribution of automotive electrical components, namely starters and alternators, in the PRC.

The products of the Company are suitable for use in various types of automobiles. However, the Company has more sales of components for sedan cars, especially those with smaller engines with displacement typically below 1.6L.

The customers include automakers and automotive components suppliers in the PRC. The Company also offers to its customers product design and development services for their new car models or automotive components based on customers’ specifications.

The raw materials used in production are mainly divided into four groups: metal parts, semiconductors, chemicals and packaging materials.

3.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) including the instructions to Form 10-Q and Regulation S-X. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted from these statements pursuant to such rules and regulation and, accordingly, they do not include all the information and notes necessary for comprehensive consolidated financial statements and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006, included in our Annual Report on Form 10-K for the year ended December 31, 2006.

In the opinion of the management of the Company, all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the three-month periods have been made. Results for the interim period presented are not necessarily indicative of the results that might be expected for the entire fiscal year.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

Goodwill

As of December 31, 2006, the consolidated balance sheet reflects a goodwill identified upon acquisition of Jinzhou Dongwoo amounting to $2.77 million which represents the excess of the purchase price of $4.85 million over the attributable share of fair value of acquired identifiable net assets of Jinzhou Dongwoo of $2.08 million at the time of acquisition on August 23, 2006.

Pursuant to Wonder’s August 23, 2006 Share Purchase Agreement with Winning for the acquisition of a 50.0% equity interest of Jinzhou Dongwoo, all the 2005 distributable profit of Jinzhou Dongwoo shall be owned by the shareholders in Jinzhou Dongwoo before the signing date of the Share Purchase Agreement on condition that any distribution of such distributable profit to them will not cause any shortage of Jinzhou Dongwoo’s working capital.

On February 6, 2007, after considering the sufficiency of Jinzhou Dongwoo’s working capital, the board of the directors of Jinzhou Dongwoo declared a cash dividend to the former shareholders amounting to $0.68 million in respect of the fiscal year ended December 31, 2005. Pursuant to the Share Purchase Agreement, Winning was entitled to its portion of $0.34 million. Since it represents the distribution of pre-acquisition profits of Jinzhou Dongwoo, a corresponding upward adjustment to goodwill was made as an additional contingent consideration in the first quarter of 2007.

Minority interests

Minority interests resulted from the consolidation of our 50.0% owned subsidiary, Jinzhou Dongwoo, as a result of the Company’s determination that it had acquired control over Jinzhou Dongwoo’s operations in November 2006.

Investment in an unconsolidated affiliate

The Company accounts for the 20.4% investment in Wanyou (an investment in which the Company exercises significant influence but which it does not control) using the equity method, under which the share of Wanyou’s net income is recognized in the period in which it is earned by Wanyou. As of March 31, 2007, the investment in an unconsolidated affiliate of $0.57 million represents the Company’s attributable share of the underlying net assets of Wanyou.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes, provision for warranty and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are put into use by its customers, the sales price is fixed or determinable and collection is reasonably assured.

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

Basic and diluted earnings per share

The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented. The weighted average number of shares of the Company represents the common stock outstanding during the reporting periods.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade and bills receivables. As of March 31, 2007, substantially all of the Company’s cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to trade and bills receivables, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

Regarding bills receivable, they are undertaken by the banks to honor the payments at maturity and the customers are required to place deposits with the banks equivalent to certain percentage of the bills amount as collateral. These bills receivable can be sold to any third party at a discount before maturity. The Company does not maintain allowance for bills receivable in the absence of bad debt experience and the payments are undertaken by the banks.

During the reporting periods, customers represented 10.0% or more of the Company’s condensed consolidated sales are:

	Three months ended March 31 (Unaudited)
	2007	2006
Beijing Hyundai Motor Company	$4,106,475	$2,746,915
Harbin Dongan Automotive Engine
Manufacturing Company Limited	2,838,642	2,349,562
Shenyang Aerospace Mitsubishi
Motors Engine Manufacturing
Company Limited	3,783,607	1,314,560

	$10,728,724	$6,411,037

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance. Among other things, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

Based on the above assessment, during the reporting periods, management has established a general provisioning policy for an allowance equivalent to 100.0% of the gross amount of trade receivables due over one year. Additional specific provision is made against trade receivables aged less than one year to the extent which they are considered to be doubtful.

Bad debts are written off when identified. The Company extends unsecured credit to customers ranging from three to six months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management, and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment, and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions and product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory aging analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company has established a general 50% provision for inventories aged over one year.

Historically, the actual net realizable value has been close to the management estimate.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

Depreciation is provided on a straight-line basis over their estimated useful lives. The principal depreciation rates are as follows:

	Annual rate	Residual value
Buildings	3 - 4.5%	10%
Plant and machinery	9%	10%
Motor vehicles	9 - 18%	10%
Furniture, fixtures and equipment	15%	10%
Tools and equipment	15 - 18%	0 to 10%
Leasehold improvements	20%	0

Construction in progress mainly represents expenditures in respect of the Company’s new offices and factories under construction. All direct costs relating to the acquisition or construction of the Company’s new office and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Land use right

Land use right is stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the terms of the lease of 30 years obtained from the relevant PRC land authority.

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with SFAS No. 144 and Accounting Principles Board (“APB”) Opinion 18, Equity Method of Accounting for Investments in Common Stock. The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets and investment in an affiliate in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

Warranty

It is the policy of the Company to provide after sales support by way of a warranty program. The Company provided warranties to certain customers with warranty periods ranging from two years or 50,000 km to three years or 60,000 km, whichever comes first.

Based on past experience, the Company has established a policy of making a general provision for warranty such that the closing balance of this provision equals 1.5% of the budgeted sales for the year.

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year. The adoption of FIN 48 has no material effect on the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157 Fair Value Measurement (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the effect, if any, of SFAS 157 on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008. The Company is in the process of evaluating this guidance and therefore have not yet determined the impact that SFAS 159 will have on its financial statements upon adoption.

5.	INCOME TAXES

United States

Wonder Auto Technology, Inc. is subject to the U.S. federal income tax at a tax rate of 34.0%. No provision for the U.S. federal income taxes has been made as the Company had no taxable income for the reporting period.

BVI

Wonder and Man Do Auto were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

PRC

Enterprise income tax (“EIT”) to Jinzhou Halla and Jinzhou Dongwoo in the PRC is charged at 27.0%, of which 24.0% is for national tax and 3.0% is for local tax, of the assessable profits. As approved by the relevant tax authority in the PRC, Jinzhou Halla and Jinzhou Dongwoo were entitled to two years’ exemption, from the first profit making calendar year of operations after offset of accumulated taxable losses, followed by a 50.0% tax reduction for the immediate next three calendar years (“tax holiday”). The tax holiday of Jinzhou Halla commenced in the fiscal financial year of 2001. Accordingly, Jinzhou Halla was subject to tax rate of 13.5% for 2003, 2004 and 2005. Furthermore, Jinzhou Halla, being a Foreign Investment Enterprise (“FIE”), engaged in an advanced technology industry, was approved to enjoy a further three years’ 50.0% tax reduction for 2006, 2007 and 2008. The tax holiday of Jinzhou Dongwoo commenced in the fiscal year 2004. Accordingly, Jinzhou Dongwoo was subject to tax rate of 13.5% for 2006, and we expect will be subject to a tax rate of 13.5% for 2007 and 2008.

Jinzhou Halla and Jinzhou Dongwoo, as FIEs, were entitled to another two special tax concessions. Firstly, an amount equivalent to 40.0% qualifying domestic capital expenditure as defined and approved under the relevant PRC income tax rule can be used as an offset against the excess of the current year’s EIT over the prior year’s EIT. Secondly, an amount equivalent to 50.0% of the current year’s domestic development expenses can be used as an offset against EIT. These two tax concessions, if unutilized, can be carried forward for five years.

6.	INVENTORIES

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Raw materials	$3,797,545	$3,957,527
Work-in-progress	455,833	450,545
Finished goods	11,408,199	9,428,237

	15,661,577	13,836,309
Provision for obsolete inventories	(125,580)	(146,935)

	$15,535,997	$13,689,374

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

7.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Costs:
Buildings	$6,071,621	$5,850,903
Plant and machinery	13,737,355	13,457,393
Furniture, fixtures and equipment	419,035	381,810
Tools and equipment	1,300,545	1,196,095
Leasehold improvements	153,350	151,848
Motor vehicles	674,245	642,172

	22,356,151	21,680,221
Accumulated depreciation	(8,368,498)	(7,851,156)
Construction in progress	482,035	116,781

Net	$14,469,688	$13,945,846

(i) Pledged property, plant and equipment

As of March 31, 2007, certain property, plant and equipment with aggregate net book value of $8,613,111 was pledged to bank to secure general banking facilities (note 9a).

(ii) Construction in Progress

Construction in progress mainly comprises capital expenditures for construction of the Company’s new offices and factories.

8.	PROVISION FOR WARRANTY

(Unaudited)
Balance as of January 1, 2007	$1,049,344
Claims paid for the period	(385,103)
Additional provision for the period	306,237
Translation adjustments	10,073

Balance as of March 31, 2007	$980,551

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

9.	SECURED BANK LOANS

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Short-term loan, interest rates ranging from 6.12% to 6.732 % per annum	$6,459,198	$14,326,831
Long-term loan, due 2009 to 2013, interest charge at EURIBOR rate plus 2.85% per annum	10,916,984	—

	$17,376,182	$14,326,831

As of March 31, 2007, the Company’s had total bank lines of credit and borrowings there under as follows:

Facilities granted	Granted	Amount utilized	Unused
Secured bank loans	$26,071,387	$17,376,182	$8,695,205

The above bank loans were secured by the following:

(a) Property, plant and equipment with carrying value of $8,613,111 (note 7);

(b) Land use right with carrying value of $570,167; and

(c) Guarantees executed by the Company’s sole director, Qingjie Zhao, who is also a stockholder of the Company holding 54.2% common stock of the Company; and by a related company controlled by certain of the Company’s stockholders including Qingjie Zhao, Xiangdong Gao, Meina Zhang, Qing Lin, Yuquan Zhou, Chengyu Zhang and Chenye Zhang.

During the reporting periods, there was no covenant requirement under the banking facilities granted to the Company.

10.	COMMITMENTS AND CONTINGENCIES

a. Capital commitment

As of March 31, 2007, the Company had capital commitments amounting to $2,366,633 in respect of the acquisition of property, plant and equipment which were contracted for but not provided in the financial statements.

b. Operating lease arrangement

As of March 31, 2007, the Company had a non-cancelable operating lease for its warehouse. The leases will expire in 2007 and the expected payment is $17,129.

The rental expenses relating to the operating leases were $7,894 and $1,991 for the three months ended March 31, 2007 and 2006 respectively.

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

11.	DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan for all qualified employees in the PRC. The employer and its employees are each required to make contributions to the plan at the rates specified in the plan. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the condensed consolidated statements of operations. The Company contributed $120,896 and $112,490 for the three months ended March 31, 2007 and 2006 respectively.

12.	SEGMENT INFORMATION

The Company is engaged in the manufacture and distribution of automotive electrical components including alternators and starters in the PRC. The Company has two reportable segments, alternators and starters, based on the type of products. Information for the two segments is disclosed under SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” as below:

	Alternators Three months ended March 31, (Unaudited)		Starters Three months ended March 31, (Unaudited)		Total Three months ended March 31, (Unaudited)
	2007	2006	2007	2006	2007	2006
Revenue from external customers	$13,917,174	$9,131,382	$7,649,622	$5,661,839	$21,566,796	$14,793,221
Interest income	10,109	7,865	5,296	4,876	15,405	12,741
Interest expenses	204,948	140,751	112,355	87,271	317,303	228,022
Amortization	10,577	4,178	2,581	2,590	13,158	6,768
Depreciation	370,513	274,370	74,619	54,370	445,132	328,740
Segment profit	2,425,362	643,887	1,000,369	984,041	3,425,731	1,627,928
Expenditure for segment assets	$1,293,480	$398,409	$638,839	$246,996	$1,932,319	$645,405

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Expenditure for segment assets	$59,299,647	$54,860,505	$25,672,630	$22,308,718	$84,972,277	$77,169,223

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Three months ended March 31 (Unaudited)
	2007	2006
Total consolidated revenue	$21,566,796	$14,793,221

Total profit for reportable segments	$3,425,731	$1,627,928
Unallocated amounts relating to operations:
Interest income	1,304	120
Other income	10,140	—
Interest expenses	(303)	—
Other general expenses	(48,235)	(162)

Income before income taxes	$3,388,637	$1,627,886

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Assets
Total assets for reportable segments	$84,972,277	$77,169,223
Cash and cash equivalents	359,734	830,917

	$85,332,011	$78,000,140

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on the customers, is set out as follows:

	Three months ended March 31 (Unaudited)
	2007	2006
PRC	$20,525,906	$14,643,161
Others	1,040,890	150,060

Total	$21,566,796	$14,793,221

13.	SUBSEQUENT EVENTS

On April 2, 2007, Wonder and Jinzhou Halla acquired a 79.59% equity interest in Wanyou in two separately negotiated equity purchase transactions between Wonder and Jinzhou Halla and two former equity owners of Wanyou. After the completion of these two equity purchase transactions, Wanyou became a wholly-owned subsidiary of the Company.

In the first transaction, Wonder acquired a 40.81% equity interest in Wanyou from Hong Kong Friend Branches Limited, a Hong Kong corporation, for a total cash consideration of up to $8.42 million

Wonder Auto Technology, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

For the three months ended March 31, 2007 and 2006

(Unaudited)

(Stated in US Dollars)

pursuant to a Share Purchase Agreement (“Wanyou Share Purchase Agreement I”) dated April 2, 2007. Under the Wanyou Share Purchase Agreement I, the total cash consideration is scheduled to be paid by the Wonder in three installments as follows. The first installment payment of $2.8 million will be made within three months after the execution of the Wanyou Share Purchase Agreement I. The second cash installment payment of $1.41 million will be paid before December 31, 2007. The final cash installment payment of $4.21 million will be paid if Wanyou achieves minimum net income of $2.95 million (equivalent of RMB 23 million) for the period from April 2, 2007 to April 1, 2008. If Wanyou fails to achieve the minimum net income threshold, the remaining $4.21 million payment will be proportionately reduced. Under the Wanyou Share Purchase Agreement I, no premium is payable by Wonder if Wanyou exceeds the net income target threshold.

In the second transaction, Jinzhou Halla acquired a 38.8% equity ownership in Wanyou from Jinzhou Wonder Auto Suspension System Co., Ltd. for a total cash consideration of up to $8.0 million pursuant to another Share Purchase Agreement (“Wanyou Share Purchase Agreement II”) dated April 2, 2007. Under the Wanyou Share Purchase Agreement II, the total consideration will be paid in three installments. The first payment of $3.0 million is due within three months after the execution of the Wanyou Share Purchase Agreement II. The second $3.0 million cash installment will be paid if Wanyou achieves minimum net income of $2.95 million (equivalent of RMB 23 million) for the period from April 2, 2007 to April 1, 2008. The remaining $2 million cash payment will be paid if Wanyou attains minimum net income of $3.72 million (equivalent of RMB 29 million) for the period from April 2, 2008 to April 1, 2009. In the case that Wanyou fails to achieve these net income thresholds, the corresponding payments will be proportionately reduced. Under the Wanyou Share Purchase Agreement II, no premium is payable by the Jinzhou Halla if Wanyou exceeds the net income target threshold.

The following unaudited pro forma financial information presents the combined results of operating of the Company with the operations of Wanyou as if the acquisition had occurred as of the beginning of fiscal years 2007 and 2006:

	Three months ended March 31 (Unaudited)
	2007	2006
Revenue	$22,488,164	$14,793,221
Net income	$2,845,610	$1,409,233
Earnings per share: basic and diluted	$0.12	$0.08

This unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information may not necessarily reflect the future results of operations or the results of operations would have been had the Company owned and operated this business as of the beginning of the period presented.

Report of Independent Registered Public Accounting Firm

To the Sole Director and Stockholders of

Wonder Auto Technology, Inc.

We have audited the accompanying consolidated balance sheets of Wonder Auto Technology, Inc. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

PKF

Certified Public Accountants

Hong Kong

February 12, 2007

Wonder Auto Technology, Inc.

Consolidated Statements of Operations

(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Revenue
Sales	$72,150,483	$48,062,805	$42,265,874
Cost of sales	(58,289,903)	(36,787,115)	(33,073,766)

Gross profit	13,860,580	11,275,690	9,192,108

Expenses
Administrative expenses	1,449,031	1,011,123	732,370
Amortization and depreciation—Notes 13, 14 and 15	175,803	127,998	110,962
Other operating expenses	142,442	16,257	49,169
(Recovery of) / provision for doubtful debts	(7,701)	—	1,906
Selling expenses	2,136,655	2,148,426	1,510,470

	3,896,230	3,303,804	2,404,877

Income before the following items and taxes	9,964,350	7,971,886	6,787,231
Interest income	96,810	28,539	13,554
Other income	356,590	136,711	148,056
Professional fee for reverse takeover	(159,440)	—	—
Finance costs—Note 5	(1,033,551)	(838,954)	(643,141)
Equity in net income of unconsolidated affiliates—Note 4	371,005	—	—

Income before income taxes	9,595,764	7,298,182	6,305,700
Income taxes—Note 6	(1,270,391)	(897,256)	(718,298)
Minority interests—Note 7	(101,827)	—	—

Net income	$8,223,546	$6,400,926	$5,587,402

Earnings per share: basic and diluted—Note 8	$0.40	$0.37	$0.32

Weighted average number of shares outstanding:
basic and diluted	20,787,279	17,227,198	17,227,198

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.

Consolidated Balance Sheets

(Stated in US Dollars)

	As of December 31,
	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$8,203,699	$4,368,757
Restricted cash—Note 9	4,876,879	3,597,609
Marketable securities	—	37,159
Trade receivables (net of allowance of doubtful accounts of $32,150 in 2006, $38,745 in 2005)	24,696,982	18,472,619
Bills receivable	3,098,314	3,528,649
Other receivables, prepayments and deposits—Note 10	1,254,209	392,906
Inventories—Note 11	13,689,374	7,807,610
Amount due from a related company —Note 18	69,561	—
Deferred taxes—Note 6	237,570	261,548

Total current assets	56,126,588	38,466,857
Know-how—Note 12	1,468,089	1,421,556
Trademarks and patents—Note 13	11,418	1,907
Property, plant and equipment, net—Note 14	13,945,846	10,648,082
Land use right—Note 15	1,203,256	580,020
Deposit for acquisition of property, plant and equipment	1,740,548	819,183
Investment in an unconsolidated affiliate —Note 4	527,627	—
Goodwill—Note 4	2,771,293	—
Deferred taxes—Note 6	205,475	152,316

TOTAL ASSETS	$78,000,140	$52,089,921

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.

Consolidated Balance Sheets (Cont’d)

(Stated in US Dollars)

	As of December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Trade payables—Note 9	$9,631,537	$10,299,879
Bills payable—Note 9	8,628,078	7,060,222
Other payables and accrued expenses —Note 16	3,121,533	709,822
Provision for warranty—Notes 4 and 17	1,049,344	914,403
Dividend payable	—	1,699,282
Income tax payable	398,768	161,277
Amount due to a stockholder—Note 18	—	5,149
Amount due to an unconsolidated affiliate —Note 18	37,492	—
Secured short-term bank loans—Note 19	14,326,831	7,431,813

Total current liabilities	37,193,583	28,281,847

Secured long-term bank loans—Note 19	—	4,954,542

TOTAL LIABILITIES	37,193,583	33,236,389

COMMITMENTS AND CONTINGENCIES—Note 20

MINORITY INTERESTS—Note 4	2,579,572	—

STOCKHOLDERS’ EQUITY
Preferred stock: par value $0.0001 per share; authorized 10,000,000 shares in 2006 and 2005; none issued and outstanding	—	—
Common stock: par value $0.0001 per share —Note 21
Authorized 90,000,000 shares in 2006 and 2005; issued and outstanding 23,959,994 shares in 2006 and 17,227,198 shares in 2005	2,396	1,723
Additional paid-in capital—Note 21	22,140,143	11,998,377
Statutory and other reserves—Note 22	3,148,265	2,347,848
Accumulated other comprehensive income —Note 23	1,452,138	444,670
Retained earnings	11,484,043	4,060,914

TOTAL STOCKHOLDERS’ EQUITY	38,226,985	18,853,532

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$78,000,140	$52,089,921

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.

Consolidated Statements of Cash Flows

(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$8,223,546	$6,400,926	$5,587,402
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,401,541	1,158,561	986,517
Amortization of trademarks and patents	769	342	338
Amortization of land use right	28,883	26,245	25,980
Deferred taxes	(16,369)	857	(144,817)
Loss on disposal of property, plant and equipment	79,527	—	19,489
(Recovery of)/provision for doubtful debts	(7,701)	—	1,906
(Recovery of)/provision for obsolete inventories	(52,470)	(186,646)	126,524
Equity in net income of an unconsolidated affiliate	(371,005)	—	—
Increase in minority interests	101,827	—	—
Changes in operating assets and liabilities:
Trade receivables	(5,493,345)	(7,073,894)	840,070
Bills receivable	1,536,869	(73,117)	(736,499)
Other receivables, prepayments and deposits	(664,255)	96,624	(232,531)
Inventories	(4,481,151)	(415,127)	2,860,283
Trade payables	460,403	5,288,135	(3,267,345)
Bills payable	601,360	5,729,402	1,206,680
Amount due to an unconsolidated affiliate	36,719	—	—
Other payables and accrued expenses	(263,895)	340,742	(115,934)
Provision for warranty	102,845	76,155	41,326
Income tax payable	164,834	69,896	39,948

Net cash flows provided by operating activities	1,388,932	11,439,101	7,239,337

Cash flows from investing activities
Payments to acquire trademarks and patents	(10,023)	—	(206)
Payments to acquire and for deposit for acquisition of property, plant and equipment	(3,627,589)	(2,062,891)	(2,879,320)
Proceeds from sales of property, plant and equipment	73,169	—	31,012
Payment to acquire marketable securities	—	(36,571)	—
Proceeds from sales of marketable securities	37,585	—	—
Increase in restricted cash	(917,757)	(2,963,170)	(623,072)
Cash acquired from the RTO	419	—	—
Payment to acquire Wonder Friends—Notes 1 and 4	(500,000)	—	—
Payment to acquire Dongwoo—Notes 1 and 4	(2,430,000)	—	—
Cash inflow from Dongwoo—Note 4	237,331	—	—

Net cash flows used in investing activities	$(7,136,865)	$(5,062,632)	$(3,471,586)

Wonder Auto Technology, Inc.

Consolidated Statements of Cash Flows (Cont’d)

(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Cash flows from financing activities
(Repayment to)/advance from a stockholder	$(5,149)	$—	$5,149
Amount due from a related company	(68,128)	—	—
Dividend paid to stockholders	(1,719,985)	(6,958,197)	(4,666,033)
Proceeds from bank loans	17,573,649	12,386,355	9,127,907
Repayment of bank loans	(16,696,664)	(9,416,624)	(8,628,534)
Proceeds from issuance of shares in connection with the reorganization before RTO	—	—	100
Net proceed from issue of shares	10,142,020	—	—

Net cash flows provided by (used in) financing activities	9,225,743	(3,988,466)	(4,161,411)

Effect of foreign currency translation on cash and cash equivalents	357,132	150,993	74

Net increase (decrease) in cash and cash equivalents	3,834,942	2,538,996	(393,586)

Cash and cash equivalents—beginning of period	4,368,757	1,829,761	2,223,347

Cash and cash equivalents—end of period	$8,203,699	$4,368,757	$1,829,761

Supplemental disclosures for cash flow information:
Non-cash financing activity:
Issuance of 8,613,599 shares of WAL’s common stock for the acquisition of entire equity interests in Man Do Auto and Jinzhou Halla in conjunction with the reorganization	$—	$—	$100
Outstanding payable for acquisition of a subsidiary	$2,420,000	$—	$—

Cash paid for:
Interest	$807,693	$611,326	$537,958
Income taxes	$1,121,927	$826,503	$823,165

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.

Consolidated Statements of Stockholders’ Equity

(Stated in US Dollars)

	Common stock		Additional paid-in capital	Statutory and other reserves	Accumulated other comprehensive income	Retained earnings	Total
	No. of shares	Amount
Balance, January 1, 2004	17,227,198	$1,723	$11,998,277	$1,061,191	$23,818	$3,734,432	$16,819,441
Issuance of shares in connection with the reorganization	—	—	100	—	—	—	100
Comprehensive income
Net income	—	—	—	—	—	5,587,402	5,587,402
Foreign currency translation adjustments	—	—	—	—	766	—	766

Total comprehensive income							5,588,168
Appropriation to reserves	—	—	—	645,488	—	(645,488)	—
Dividend	—	—	—	—	—	(4,694,894)	(4,694,894)

Balance, December 31, 2004	17,227,198	1,723	11,998,377	1,706,679	24,584	3,981,452	17,712,815
Comprehensive income
Net income	—	—	—	—	—	6,400,926	6,400,926
Foreign currency translation adjustments	—	—	—	—	420,086	—	420,086

Total comprehensive income							6,821,012
Appropriation to reserves	—	—	—	641,169	—	(641,169)	—
Dividend	—	—	—	—	—	(5,680,295)	(5,680,295)

Balance, December 31, 2005	17,227,198	1,723	11,998,377	2,347,848	444,670	4,060,914	18,853,532
Recapitalization	2,832,800	283	136	—	—	—	419
Share issued for proceeds of $12 million	3,899,996	390	11,999,610	—	—	—	12,000,000
Cost of raising capital	—	—	(1,857,980)	—	—	—	(1,857,980)
Comprehensive income
Net income	—	—	—	—	—	8,223,546	8,223,546
Foreign currency translation adjustments	—	—	—	—	1,007,468	—	1,007,468

Total comprehensive income							9,231,014
Appropriation to reserves	—	—	—	800,417	—	(800,417)	—

Balance, December 31, 2006	23,959,994	$2,396	$22,140,143	$3,148,265	$1,452,138	$11,484,043	$38,226,985

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements

(Stated in US Dollars)

1.	CORPORATE INFORMATION

Wonder Auto Technology, Inc. (the “Company”) was incorporated in State of Nevada on June 8, 2000. The Company’s shares are quoted for trading on the Over-The-Counter Bulletin Board in the United States of America.

Pursuant to the Plan of Reorganization dated on June 22, 2006, the Company acquired 100.0% ownership interest in Wonder Auto Limited (“WAL”), a limited company incorporated in the British Virgin Islands, in consideration for the issuance of the Company’s 17,227,198 common shares (as adjusted for a 2.449719-for-1 forward stock split on July 26, 2006 (“Forward Stock Split”)) to the former stockholders of WAL (“WAL Former Stockholders”) and 3,899,996 shares as adjusted for Forward Stock Split to new investors.

The aforesaid transaction was completed on June 22, 2006 and thereafter WAL became a wholly owned subsidiary of the Company and WAL Former Stockholders became the majority stockholders of the Company. This transaction constituted a reverse takeover transaction (“RTO”).

Following the RTO, through WAL, the Company indirectly owned Man Do Auto Technology Co., Ltd. (“Man Do Auto”) and Jinzhou Halla Electrical Equipment Co., Ltd. (“Jinzhou Halla”). The entire issued and outstanding common stock of Man Do Auto is directly held by the WAL. In respect of Jinzhou Halla, 61.0% of its common stock is directly held by the WAL whilst 39.0% is indirectly held by the WAL through Man Do Auto.

On August 23, 2006, WAL entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Winning International Development Limited (“Winning”), a British Virgin Islands corporation, which held 50.0% equity interest in Jinzhou Dongwoo Precision Co. Ltd. (“Dongwoo”). The remaining 50.0% equity interest is held by two independent third parties in equal proportion (that is 25.0% each). Dongwoo was established in the People’s Republic of China (the “PRC”) and is a supplier of raw materials to WAL. More details and accounting treatment on investment in Dongwoo are set out in note 4.

On September 21, 2006, Jinzhou Halla together with two independent third parties established Jinzhou Wonder Friends Mechanical Parts Co., Ltd. (“Wonder Friends”) in the PRC. Jinzhou Halla contributed $0.5 million to its registered capital representing 20.4% equity interest thereon. Wonder Friends is principally engaged in manufacturing of shock absorber rods, vibration dampers and rotary axles for automotive alternators and starters. More details and accounting treatment on investment in Wonder Friends are set out in note 4.

2.	DESCRIPTION OF BUSINESS

Following the RTO as detailed in note 3(i), the Company commenced to be engaged in the manufacture and distribution of automotive electrical components, namely starters and alternators, in the PRC.

The products of the Company are suitable for use in various types of automobiles. However, the Company currently has more market presence in the sedan and passenger cars, pickup trucks and sport utility vehicles segments.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

The customers include renowned automakers and automotive components suppliers in the PRC. As an integral part of developing customer relationship, the Company will offer to its customers product design and development services for their new car models or automotive components based on customers’ required specifications.

The raw materials used in production are mainly divided into four groups, namely metal parts, semiconductors, chemical and packaging materials.

It is the Company’s policy to only purchase raw materials from selected suppliers, both locally and overseas from South Korea because management believed that the South Korean suppliers provide the Company with goods that domestic manufacturers cannot produce consistently at a high quality.

3.	BASIS OF PRESENTATION

(i) Pursuant to the Plan of Reorganization dated on June 22, 2006, the Company issued 21,127,194 shares as adjusted for Forward Stock Split of common stock, par value $0.0001 per share, to the stockholders of WAL (17,227,198 shares as adjusted for Forward Stock Split to WAL Former Stockholders and 3,899,996 shares as adjusted for Forward Stock Split to new investors), representing approximately 88.2% of the Company post-exchange issued and outstanding common stock, in exchange for 100.0% of the outstanding capital stock of WAL.

The RTO has been accounted for as a recapitalization of the Company whereby the historical financial statements and operations of WAL become the historical financial statements of the Company, with no adjustment to the carrying value of the assets and liabilities. The 2,832,800 shares as adjusted of the Company outstanding prior to the RTO are accounted for at $419 of net book value at the time of the RTO. The accompanying consolidated financial statements reflect the recapitalization of the stockholders equity as if the transaction occurred as of the beginning of the first period presented.

(ii) On June 22, 2006, WAL completed a private placement pursuant to which WAL issued to certain accredited investors 45.277236 shares of its common stock for $12,000,000, such shares were subsequently exchanged for 3,899,996 shares as adjusted for Forward Stock Split on July 26, 2006 of the common stock of the Company in connection with the RTO.

In connection with the private placement, WAL’s two stockholders, Choice Inspire Limited (“CIL”) and Empower Century Limited (“ECL”) entered into an escrow agreement with the private placement investors. Pursuant to the escrow agreement, CIL and ECL agreed to certain “make good” provisions. In the escrow agreement, WAL established minimum net income thresholds of $8,140,000 for the fiscal year ended December 31, 2006 and $12,713,760 for the fiscal year ending December 31, 2007. CIL and ECL deposited a total of 3,300,000 shares as adjusted for Forward Stock Split on July 26, 2006 of the Company’s common stock into escrow with Securities Transfer Corporation under the escrow agreement. If the 2006 net income threshold is not achieved, then the escrow agent must deliver 1,650,000 shares to the investors on a pro rata basis (based upon the total number of shares purchased by the investors in connection with the private placement transaction) and if the 2007 net income threshold is not achieved, the escrow agent must deliver the second 1,650,000 shares to the investors on a pro rata basis. However, only those private placement investors who remain our stockholders at the time the escrow shares become deliverable are entitled to their pro rata portion of such escrow shares.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

On February 8, 2007, stockholders of CIL and ECL resolved to surrender the right of entitlement to the 1,650,000 shares in aggregate for the fiscal year ended December 31, 2006 placed with the escrow agent to Xiangdong Gao under the escrow agreement. On the same date, an agreement was signed between CIL, ECL and Xiangdong Gao whereby both CIL and ECL have agreed to give the right of the entitlement to the aforementioned escrowed shares related to the fiscal year ended December 31, 2006 to Xiangdong Gao as a gift (that is for nil consideration). Xiangdong Gao is a beneficial stockholder of the Company.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company acquired 50.0% equity interest in Dongwoo, one of the Company’s primary raw material suppliers, on August 23, 2006. The board of directors of Dongwoo consists of 5 members, three out of which were nominated by WAL whilst the remaining two board members by the other two shareholders of Dongwoo. The board is the highest authority of Dongwoo and has power to make operating and financing decision. Before November 18, 2006, any valid resolution of the board should be made by over two-third of the board members (i.e. four board members or more). Based on the foregoing, the management of the Company was of the view that the Company had significant influence but not control over the operations of Dongwoo. Accordingly, the investment in Dongwoo was initially recognized at cost and subsequently accounted for under the equity method of accounting, under which the attributable share (that is 50.0%) of Dongwoo’s net income is recognized in the period in which it is earned by Dongwoo from the date of acquisition till November 17, 2006. On November 18, 2006, Dongwoo amended its Memorandum and Articles of Association such that any valid resolution of the board shall only be made by more than a half of the board members with immediate effect. Without any change in the composition of the board as before, the Company obtained control over Dongwoo and the results of operations and the financial position of Dongwoo is consolidated since then.

The financial position of Dongwoo as of November 18, 2006 is as follows :-

Cash and cash equivalents	$237,331
Restricted cash	361,512
Receivable	2,931
Bills receivable	1,019,550
Other receivable, prepayment and deposits	168,463
Inventories	985,558
Property, plant and equipment	1,720,399
Land use right	631,390
Amount due from Jinzhou Halla	3,496,918
Accounts payable	(2,033,220)
Bills payable	(720,057)
Other repayable and accrued expenses	(237,040)
Income tax payable	(63,675)
Secured short-term bank loans	(637,219)

Net assets	$4,932,841

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

The net cash inflows from Dongwoo on November 18, 2006 (i.e. The date on which was obtained control) is $237,331.

The Company acquired the 50.0% equity interest in Dongwoo at a cash purchase price of $4.85 million, which is contingent on whether Dongwoo can attain a net income of $1.63 million for the fiscal year ended December 31, 2006. If Dongwoo fails to attain $1.63 million, the Company is entitled to deduct the purchase price proportionately with the amount of the unfulfilled net income. For the year ended December 31, 2006, Dongwoo has achieved the above said income target.

According to the payment terms of the share purchase agreement, $2.43 million of the purchase price was paid within one month after signing of the share purchase agreement and the remaining $2.42 million will be paid within 5 days after the confirmation by WAL that Dongwoo attains the said income target. As Dongwoo has met the income target, the Company will write to confirm its achievement in the near future. Accordingly, purchase price of $2.42 million was still outstanding as of December 31, 2006.

As of December 31, 2006, the consolidated balance sheet reflects a goodwill identified on acquisition of Dongwoo amounted to $2.77 million which represents the excess of the purchase price of $4.85 million over the attributable share (that is 50.0%) of fair value of acquired identifiable net assets of Dongwoo amounted to $2.08 million.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. Pursuant to the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subjected to an annual impairment test which occurs in the fourth quarter of each fiscal year.

Goodwill will be written down only when and if impairment is identified and measured, based on future events and conditions.

Minority interests

Minority interests resulted from the consolidation of 50.0% owned subsidiary, Dongwoo, where the Company has control over its operations.

Investment in an unconsolidated affiliate

The Company accounts for the 20.4% investment in Wonder Friends (an investment in which the Company exercises significant influence but does not control) using the equity method, under which the share of Wonder Friends’ net income is recognized in the period in which it is earned by Wonder Friends. As of December 31, 2006, the investment in unconsolidated affiliate of $0.53 million represents attributable share of the underlying net assets of Wonder Friends.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes, provision for warranty and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade and bills receivables. As of December 31, 2006 and 2005, substantially all of the Company’s cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to trade and bills receivables, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

Regarding bills receivable, they are undertaken by the banks to honor the payments at maturity and the customers are required to place deposits with the banks equivalent to certain percentage of the bills amount as collateral. These bills receivable can be sold to any third party at a discount before maturity. The Company does not maintain allowance for bills receivable in the absence of bad debt experience and the payments are undertaken by the banks.

During the reporting periods, customers representing 10% or more of the Company’s consolidated sales are:-

	Year ended December 31,
	2006	2005	2004
Beijing Hyundai Motor Company	$13,686,791	$6,926,159	$70,757
Dongfeng Yueda Kia Motors Company Limited	2,416,288	5,346,827	1,849,984
Harbin Dongan Auto-Engine Company Limited	2,777,216	4,511,073	6,681,493
Harbin Dongan Automotive Engine Manufacturing Company Limited	5,770,801	1,403,102	1,037,976
Shanghai WuLong Auto Components Investment Company Limited	—	—	5,621,017
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Company Limited	12,837,338	5,451,367	3,715,043

	$37,488,434	$23,638,528	$18,976,270

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less to be cash equivalents. As of December 31, 2006 and 2005, almost all the cash and cash equivalents were denominated in Renminbi (“RMB”) and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining insignificant balance of cash and cash equivalents were denominated in US dollars.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

Restricted Cash

Deposits in banks pledged as securities for bills payable and letter of credit (Note 9) that are restricted in use are classified as restricted cash under current assets.

Marketable securities

Marketable securities represent the available-for-sale securities and are carried at current fair values by reference to their market prices. The change in fair values is taken to other comprehensive income.

During the reporting periods, there was no significant fluctuation on market prices of these securities and accordingly no change in fair value is taken to other comprehensive income.

There is no significant market price risk as there was no significant fluctuation on market prices and the marketable securities are not significant to the Company.

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to 100.0% of gross amount of trade receivables due over one year. Additional specific provision is made against trade receivables aged less than one year to the extent which they are considered to be doubtful.

Bad debts are written off when identified. The Company extends unsecured credit to customers ranging from three to six months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions and product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general provision to make a 50.0% provision for inventories aged over one year.

Historically, the actual net realizable value is close to the management estimation.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on a straight-line basis over their estimated useful lives. The principal depreciation rates are as follows:-

	Annual rate	Residual value
Buildings	3 - 4.5%	10%
Plant and machinery	9%	10%
Motor vehicles	9 - 18%	10%
Furniture, fixtures and equipment	15%	10%
Tools and equipment	15 - 18%	Nil to 10%
Leasehold improvements	20%	Nil

Construction in progress mainly represents expenditures in respect of the Company’s new offices and factories under construction. All direct costs relating to the acquisition or construction of the Company’s new office and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Trademarks and patents

Trademarks and patents are stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over their useful lives of 10 years granted from the relevant PRC authorities.

Know-how

Know-how is determined to have an indefinite useful life pursuant to the purchase contracts as detailed in note 12. It is not subject to amortization until its useful life is determined to be no longer indefinite.

Know-how is stated at cost of purchase less any identified impairment losses in the annual impairment test.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

Land use right

Land use right is stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the terms of the lease of 30 years obtained from the relevant PRC land authority.

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with SFAS No. 144 and Accounting Principles Board (“APB”) Opinion 18, Equity Method of Accounting for Investments in Common Stock, respectively. The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets and investment in an affiliate in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

Revenue recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are put into use by its customers, the sales price is fixed or determinable and collection is reasonably assured.

Advertising, transportation, research and development expenses

Advertising, transportation and other product-related costs are charged to expense as incurred.

Research and development costs include expenditure incurred for “new product development expenses”, “investment in research and development equipment” and “other research and development expenses”.

The “new products development expenses” include salaries of personnel engaged and other costs incurred for research and development of potential new products. They are expensed to Statement of Operations when incurred.

“Investments in research and development equipment” represent payments for acquisition of equipment for research and development use. This equipment has other alterative future uses, such as usage in Testing Department. The equipment is capitalized as tangible asset when acquired and included under Non-current assets “Property, plant and equipment” in the Financial Statements. Depreciation is provided according to the depreciation rates of corresponding categories of Property, plant and equipment being capitalized and included.

“Other research and development expenses” represent payments for routine and ongoing efforts to refine existing products. These expenses are charged to Statement of Operations when incurred.

Advertising expenses amounting to $16,137, $15,992 and $12,061 for three years ended December 31, 2006, 2005 and 2004 respectively are included in selling expenses.

Transportation expenses amounted to $464,838, $342,805 and $347,134 for three years ended December 31, 2006, 2005 and 2004 respectively are included in selling expenses.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

Research and development expenditure for each of three years in the year ended December 31, 2006 are as follow :-

		Year ended December 31,
Nature	Included in	2006	2005	2004
New products development expenses	Cost of sales	$500,347	$477,225	$278,784
Investments in research and development equipment	Property, plant and equipment	611,615	645,925	695,610
Other research and development expenses	Cost of sales	447,355	346,959	375,532

		$1,559,317	$1,470,109	$1,349,926

Warranty

It is the policy of the Company to provide after sales support by way of a warranty programme. The Company provided warranties to certain customers with warranty periods ranging from two years or 50,000 km to three years or 60,000 km, whichever comes first.

Based on the past experience, the Company sets up a policy of making a general provision for warranty such that the closing balance of this provision is equal to certain percentage of relevant sales during the reporting periods as follows:-

Year ended December 31,	%
2006	1.5
2005	2
2004	2

Stock-based compensation

During the reporting periods, the Company did not make any stock-based compensation payments.

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Dividends

Dividends are recorded in Company’s financial statements in the period in which they are declared.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Comprehensive income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income (loss) include net income and foreign currency translation adjustments.

Foreign currency translation

The functional currency of the Company is RMB and RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity. The exchange rates in effect at December 31, 2006, 2005 and 2004 were RMB1 for $0.1279, $0.1239 and $0.1207 respectively. There is no significant fluctuation in exchange rate for the conversion of RMB to US dollars after the balance sheet date.

Basic and diluted earnings per share

The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented. The weighted average number of shares of the Company represents the common stock outstanding during the reporting periods.

Fair value of financial instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, marketable securities, trade, bills and other receivables, deposits, dividend payable, trade, bills and other payables approximate their fair values due to the short-term maturity of such instruments. The carrying amounts of bank borrowings approximate their fair values because the applicable interest rates approximate current market rates.

It is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from these financial instruments.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

In respect of foreign currency risk, the Company is exposed to this risk arising from import purchase transactions and recognized trade payables as they will affect the future operating results of the Company. The Company did not have any hedging transactions during the reporting periods. As the functional currency of the Company is RMB, the exchange difference on translation to US dollars for reporting purpose is taken to other comprehensive income.

Recently issued accounting pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments: and amendment of FASB Statements No. 133 and 140”. SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year.

In March 2006, the FASB released SFAS No. 156 “Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140” to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities after they have been initially measured at fair value. SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006.

In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes”. This interpretation requires that the entity recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively.

In September 2006, the FASB released SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)” which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.

The company has adopted all the above accounting procurements and considers that they have no material impact on these consolidated financial statements.

5.	FINANCE COSTS

	Year ended December 31,
	2006	2005	2004
Interest expenses	$807,693	$611,326	$537,958
Bills discounting charges	170,851	186,103	68,524
Bank charges and net exchange loss	55,007	41,525	36,659

	$1,033,551	$838,954	$643,141

6.	INCOME TAXES

United States

Wonder Auto Technology, Inc. is subject to the United States of America Tax law at tax rate of 34%. No provision for income taxes in the United States has been made as the taxable income for the year ended December 31, 2006 was set-off by net operating loss carry forward from previous years and Wonder Auto Technology, Inc. had no taxable income for the years ended December 31, 2005 and 2004.

BVI

WAL and Man Do Auto were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

PRC

Enterprises income tax (“EIT”) to Jinzhou Halla and Dongwoo in the PRC is charged at 27.0%, in which 24.0% for national tax and 3.0% for local tax, of the assessable profits. As approved by the local tax authority in the PRC, Jinzhou Halla and Dongwoo was entitled to two years’ exemption, from the first profit making calendar year of operations after offset of accumulated taxable losses, followed by 50.0% tax reduction for the immediate next three calendar years (“tax holiday”). The tax holiday of Jinzhou Halla commenced in the fiscal financial year of 2001. Accordingly, Jinzhou Halla was subject to tax rate of 13.5% for 2003, 2004 and 2005. Furthermore, Jinzhou Halla, being a Foreign Investment Enterprise (“FIE”), is engaged in advanced technology industry, Jinzhou Halla was approved to enjoy a further three years’ 50.0% tax reduction for 2006, 2007 and 2008. The tax holiday of Dongwoo commenced in the fiscal year 2004. Accordingly, Dongwoo was subject to tax rate of 13.5% for 2006, 2007 and 2008.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

Jinzhou Halla and Dongwoo, being FIEs, were entitled to another special tax concession that equivalent to 40.0% of the purchase price of qualifying domestic capital expenditure as defined and approved under the relevant PRC income tax rule can be used to offset against EIT. Jinzhou Halla was additionally entitled to a further tax concession, if there is a 10.0% increase in the current year’s domestic development expenses over the prior year, amount equivalent to 50.0% of the current year’s expenses can be used to offset against EIT.

The components of the provision (benefit) for income taxes from continuing operations are :-

	Year ended December 31,
	2006	2005	2004
Current taxes—PRC	$1,286,760	$896,399	$863,115
Deferred taxes—PRC	(16,369)	857	(144,817)

	$1,270,391	$897,256	$718,298

The effective income tax expenses differs from the PRC statutory income tax rate of 27.0% from continuing operations in the PRC as follows :-

	Year ended December 31,
	2006	2005	2004
Provision for income taxes at PRC statutory income tax rate	$2,590,857	$1,970,509	$1,702,539
Non-deductible items for tax	26,084	31,817	11,845
Income not subject to tax	(108,558)	(7,361)	(4,407)
Others	16,200	—	—
Tax concessions	(1,254,192)	(1,097,709)	(991,679)

	$1,270,391	$897,256	$718,298

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

Deferred tax assets (liabilities) as of December 31, 2006 and 2005 are composed of the following :-

	As of December 31,
	2006	2005
PRC
Current deferred tax assets:
Allowance for doubtful debts	$4,340	$5,231
Provision for obsolete inventories	17,168	26,211
Provision for warranty	141,661	123,444
Accrued liabilities	23,053	37,188
Unrealized profit	51,348	—
Others	—	69,474

	$237,570	$261,548

United States
Non current deferred tax assets:
Tax losses	$48,000	$52,000
Valuation allowances	(48,000)	(52,000)

	$—	$—

PRC
Non current deferred tax assets (liabilities):
Depreciation of property, plant and equipment	376,368	298,021
Amortization of land use right	12,435	12,621
Amortization of know-how	(183,328)	(158,326)

	205,475	152,316

	$205,475	$152,316

As of December 31, 2006, the Company had net operating loss carried forward amounted to $140,612 in the United States which, if unutilized, will expire through to 2020.

7.	MINORITY INTERESTS

Minority interests on the consolidated statement of operations of $101,827 for the year ended December 31, 2006 represents the minority shareholders’ proportionate share of the net income of Dongwoo.

8.	EARNINGS PER SHARE

During the reporting periods, the Company had no dilutive instruments. Accordingly, the basic and diluted earnings per share are the same.

The per share data reflects the recapitalization of stockholders’ equity as if the RTO occurred as of the beginning of the first period presented and has been adjusted for Forward Stock Split effected in July 2006.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

9.	RESTRICTED CASH, BILLS AND TRADE PAYABLES

	As of December 31,
	2006	2005
Bank deposits held as collateral for bills payable	$4,876,879	$3,597,609

When the Company intends or is requested to settle its suppliers by issuance of bills, it is required to place deposits with banks equal to 50.0% of the bills amount at the time of issuance. These deposits will be used to settle the bills at maturity.

The Company is requested by certain of its suppliers to settle by issuance of bills for which the banks add their undertakings to guarantee their settlement at maturity. These bills are interest-free with maturity of three to six months from date of issuance. As security for the banks’ undertakings, the Company is required to deposit with such banks equal to 50.0% of the bills amount at the time of issuance and pay bank charges.

Trade payables represent trade creditors on open account. They are interest-free and unsecured. The normal credit term given by these suppliers to the Company ranges from one to three months.

10.	OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

	As of December 31,
	2006	2005
Advances to staff	$238,310	$110,178
Value added tax and other tax recoverable	193,318	145,669
Other prepayments	227,883	126,573
Advance to a third party—Note 10a	358,171	—
Prepaid front-end-fee—Note 10b	162,146	—
Other receivables	74,381	10,486

	$1,254,209	$392,906

Notes	:-

(a)	The advance is interest-free, unsecured and repayable on demand.
(b)	The front-end-fee was prepaid in conjunction with the loan facility to be obtained by the Company (Note 19).

11.	INVENTORIES

	As of December 31,
	2006	2005
Raw materials	$3,957,527	$2,733,814
Work-in-progress	450,545	301,958
Finished goods	9,428,237	4,965,991

	13,836,309	8,001,763
Provision for obsolete inventories	(146,935)	(194,153)

	$13,689,374	$7,807,610

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

(Recovery of)/provision for obsolete inventories of $(52,470), $(186,646) and $126,524 were (credited) charged to operations during the years ended December 31, 2006, 2005 and 2004 respectively.

12.	KNOW-HOW

In March 1996, the Company entered into two contracts with the Korean Company (Note 4) to purchase two technical know-how in relation to product design, manufacturing and quality control of alternators and starters at a cash consideration of $1.36 million. This consideration was mutually agreed between Jinzhou Halla and the Korean Company. Under the terms of the contracts, the Company is able to use such know-how for unlimited period of time.

Since its acquisition, no indicator of impairment was identified and accordingly it is stated at cost.

13.	TRADEMARKS AND PATENTS

	As of December 31,
	2006	2005
Cost	$13,818	$3,471
Accumulated amortization	(2,400)	(1,564)

	$11,418	$1,907

During the three years ended December 31, 2006, 2005 and 2004 amortization charge was $769, $342 and $338 respectively.

The estimated aggregate amortization expenses for trademarks and patents for the five succeeding years is as follows :-

Year
2007	$769
2008	769
2009	769
2010	769
2011	769

$3,845

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

14.	PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2006	2005
Costs:
Buildings	$5,850,903	$4,869,688
Plant and machinery	13,457,393	10,440,533
Furniture, fixtures and equipment	381,810	309,952
Tools and equipment	1,196,095	877,572
Leasehold improvements	151,848	24,773
Motor vehicles	642,172	341,337

	21,680,221	16,863,855
Accumulated depreciation	(7,851,156)	(6,215,773)
Construction in progress—Note 4	116,781	—

Net	$13,945,846	$10,648,082

An analysis of buildings, plant and machinery pledged to banks for banking loans (Note 19a) is as follows :-

	As of December 31,
	2006	2005
Costs:
Buildings	$4,576,803	$3,810,749
Plant and machinery	—	2,663,964

	4,576,803	6,474,713
Accumulated depreciation	(929,213)	(1,593,770)

Net	$3,647,590	$4,880,943

	Year ended December 31,
	2006	2005	2004
Depreciation	$139,117	$348,473	$191,840

(i) During the reporting periods, depreciation is included in :-

	Year ended December 31,
	2006	2005	2004
Cost of sales and overheads of inventories	$1,255,390	$1,057,150	$901,873
Other	146,151	101,411	84,644

	$1,401,541	$1,158,561	$986,517

During the years ended December 31, 2006 and 2004, property, plant and equipment with carrying amounts of $152,696 and $50,501 were disposed of at considerations of $73,169 and $31,012 resulting in losses of $79,527 and $19,489 respectively.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

(ii) Construction in Progress

Construction in progress mainly comprises capital expenditure for construction of the Company’s new offices and factories.

15.	LAND USE RIGHT

	As of December 31,
	2006	2005
Land use right	$1,465,806	$800,027
Accumulated amortization	(262,550)	(220,007)

	$1,203,256	$580,020

The Company obtained the right from the relevant PRC land authority for a period of thirty years to use the land on which the office premises, production facilities and warehouse of the Company are situated. This right was pledged to a bank for the bank loans granted to the Company (Note 19b).

During the three years ended December 31, 2006, 2005 and 2004, amortization amounted to $28,883, $26,245 and $25,980 respectively.

The estimated aggregate amortization expenses for land use right for the five succeeding years is as follows :-

Year
2007	$28,883
2008	28,883
2009	28,883
2010	28,883
2011	28,883

$144,415

16.	OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2006	2005
Accrued audit fee	$90,678	$110,114
Other accrued expenses	137,839	256,102
Other tax payable	37,690	12,479
Payable for acquisition of property, plant and equipment	133,275	166,789
Staff welfare payable—Note	132,699	82,325
Payable for acquisition of Dongwoo —Note 4	2,420,000	—
Other payables	169,352	82,013

	$3,121,533	$709,822

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

Note:-

Staff welfare payable represents accrued staff medical, industry injury claims, labor and unemployment insurances. All of which are third parties insurance and the insurance premiums are based on certain percentage of salaries. The obligations of the Company are limited to those premiums contributed by the Company.

17.	PROVISION FOR WARRANTY

	As of December 31,
	2006	2005
Balance, January 1	$914,403	$815,498
Claims paid for the year	(843,026)	(991,008)
Addition provision for the year	945,871	1,067,163
Translation adjustments	32,096	22,750

Balance, December 31	$1,049,344	$914,403

18.	AMOUNTS DUE FROM A RELATED COMPANY / TO A STOCKHOLDER / TO AN UNCONSOLIDATED AFFILIATE

The related company is controlled by certain of the Company’s stockholders which include Qingjie Zhao. These amounts are interest-free, unsecured and repayable on demand.

19.	SECURED BANK LOANS

	As of December 31,
	2006	2005
Bank loans repayable as follows:
Within 1 year	$14,326,831	$7,431,813
After 1 year but within 2 years	—	4,954,542

	$14,326,831	$12,386,355

As of December 31, 2006, the Company’s banking facilities are composed of the following :-

Facilities granted	Granted	Amount Utilized	Unused
Secured bank loans	$18,548,129	$14,326,831	$4,221,298

The above banking loans were secured by the following :-

(a) Property, plant and equipment with carrying value of $3,647,590 respectively (Note 14);

(b) Land use right with carrying value of $1,203,256 (Note 15);

(c) Certain trade receivables of approximately $4,260,000 were factored to a bank with recourse as collateral under invoice discount agreement;

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

(d) Guarantees executed by the Company’s sole director, Chief Executive Officer, President and Secretary, Qingjie Zhao, who is also a stockholder of the Company holding 61.05% common stock of the Company; and by a related company controlled by certain of the Company’s stockholders including Qingjie Zhao, Xiangdong Gao, Meina Zhang, Qing Lin, Yuquan Zhou, Chengyu Zhang and Chenye Zhang; and

(e) All the bank loans are denominated in RMB and carry interest rates ranging from 6.12% to 6.732% per annum with maturity for one year.

During the reporting periods, there was no covenant requirement under the banking facilities granted to the Company.

On November 24, 2006, the Company entered into a loan agreement (“Loan Agreement”) with DEG—Deutsche Investitions—und Entwicklungsgesellschaft mbH for a bank loan approximately up to $13 million (equivalent of Euro 10 million) for expansion of its production facilities. However, the availability of this loan facility is subject to the terms and conditions laid down in the Loan Agreement, including a first ranking pledge of the Company’s property, plant and equipment with a minimum value of approximately $10.5 million (equivalent of Euro 8 million). As of December 31, 2006, such loan facility is not yet available to the Company because the Company is still in the process of arranging the aforementioned pledge and other necessary documents. Accordingly, this loan facility is not reflected in the banking facilities as detailed above. Details of such loan facility are set out in the Company’s Form 8K dated November 30, 2006.

20.	COMMITMENTS AND CONTINGENCIES

a. Capital commitment

As of December 31, 2006, the Company had capital commitments amounting to $1,535,858 in respect of the acquisition of property, plant and equipment which were contracted for but not provided in the financial statements.

b. Operating lease arrangement

As of December 31, 2006, the Company had one non-cancelable operating leases for its warehouses. The leases will expire in 2007 and the expected payment is $1,302.

The rental expense relating to the operating leases was $1,302 and $3,764 for the two years ended December 31, 2006 and 2005 respectively.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

21.	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

	Common stock		Additional paid-in capital
	Number of shares as adjusted for Forward Stock Split	Amount
Balance, January 1, 2005 and December 31, 2005	17,227,198	$1,723	$11,998,377
Recapitalization	2,832,800	283	136
Shares issued for proceeds of $12 million	3,899,996	390	11,999,610
Cost of raising capital	—	—	(1,857,980)

Balance, December 31, 2006	23,959,994	$2,396	$22,140,143

(a) On June 22, 2006, the Company issued 21,127,194 shares of common stock, par value $0.0001 per share, to the stockholders of WAL, of which 17,227,198 shares to WAL Former Stockholders and 3,899,996 shares to new investors in exchange for 100.0% of the outstanding capital stock of WAL.

(b) The Company’s issued and outstanding number of common stock immediately prior to the RTO is 2,832,800 shares are accounted for at $419 of net book value at the time of the RTO.

(c) On July 12, 2006, the board of the directors of the Company approved a 2.448719-for-1 Forward Stock Split in the form of a stock dividend. Immediately following the Forward Stock Split, the Company has 23,959,994 shares of common stock issued and outstanding. The effect of Forward Stock Split has been retroactively reflected in these financial statements. All references to weighted average shares outstanding and per share amounts included in the accompanying financial statements and notes reflect the Forward Stock Split and its retroactive effects.

22.	STATUTORY AND OTHER RESERVES

The Company’s statutory and other reserves comprise statutory reserve and enterprise expansion fund of Jinzhou Halla and Dongwoo in the PRC.

	As of December 31,
	2006	2005
Statutory reserve	$3,093,031	$2,292,614
Enterprise expansion fund	55,234	55,234

	$3,148,265	$2,347,848

Statutory reserve

In accordance with the relevant laws and regulations of the PRC and articles of association of Jinzhou Halla and Dongwoo, it is required to appropriate 10.0% of its net income, after offsetting any prior years’ losses, to the statutory reserve. When the balance of such reserve reaches 100.0% of the registered capital, any further appropriation is optional. Upon approval from the board of directors of the respective company, the statutory reserve can be used to offset accumulated losses or to increase registered capital.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

Enterprise expansion fund

In accordance with the relevant laws and regulations of the PRC and articles of association of Jinzhou Halla and Dongwoo, the appropriation of income to this fund is made in accordance with the recommendation of the board of directors of the respective company. Upon approval by the board, it can be used for future expansion or to increase registered capital.

23.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income consists of foreign currency translation adjustments as follows :-

Foreign currency translation adjustments
Balance, January 1, 2004	$23,818
Foreign currency translation adjustments	766

Balance, December 31, 2004	24,584
Foreign currency translation adjustments	420,086

Balance, December 31, 2005	444,670
Foreign currency translation adjustments	1,007,468

Balance, December 31, 2006	$1,452,138

24.	DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan for all qualified employees in the PRC. The employer and its employees are each required to make contributions to the plan at the rates specified in the plan. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the consolidated statements of operations. The Company contributed $490,519, $417,824 and $388,461 for the years ended December 31, 2006, 2005 and 2004 respectively.

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

25.	SEGMENT INFORMATION

The Company is engaged in the manufacture and distribution of automotive electrical components including alternators and starters in the PRC. The Company has two reportable segments, alternators and starters, based on the type of products. Information for the two segments is disclosed under FAS 131, “Disclosures about Segments of an Enterprise and Related Information” as below :-

	Alternators			Starters			Total
	Year ended December 31			Year ended December 31			Year ended December 31
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Revenue from external customers	$45,216,038	$30,118,341	$28,119,116	$26,934,445	$17,944,464	$14,146,758	$72,150,483	$48,062,805	$42,265,874
Interest income	41,954	17,844	9,017	24,154	10,632	4,537	66,108	28,476	13,554
Interest expenses	507,310	383,085	357,899	300,383	228,241	180,059	807,693	611,326	537,958
Amortization	19,295	16,661	17,509	10,357	9,926	8,809	29,652	26,587	26,318
Depreciation	883,250	963,870	805,037	518,291	194,691	181,480	1,401,541	1,158,561	986,517
Segment profit	4,835,128	3,904,964	3,413,013	4,818,079	3,384,753	2,897,393	9,653,207	7,289,717	6,310,406
Segment assets	54,860,505	35,053,650	27,265,236	22,308,718	16,990,104	9,708,836	77,169,223	52,043,754	36,974,072
Expenditure for segment assets	$1,685,790	$1,292,607	$1,915,749	$1,951,822	$770,284	$963,777	$3,637,612	$2,062,891	$2,879,526

Wonder Auto Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Stated in US Dollars)

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Year ended December 31,
	2006	2005	2004
Total consolidated revenue	$72,150,483	$48,062,805	$42,265,874

Total profit for reportable segments	$9,653,207	$7,289,717	$6,310,406
Unallocated amounts relating to relating to operations:
Interest income	30,702	63	—
Other income	18,418	9,753	—
Other general expenses	(106,563)	(1,351)	(4,706)

Income before income taxes	$9,595,764	$7,298,182	$6,305,700

	As of December 31,
	2006	2005	2004
Assets

Total assets for reportable segments	$77,169,223	$52,043,754	$36,974,072
Cash and cash equivalents	830,917	9,008	543
Marketable securities	—	37,159	—

	$78,000,140	$52,089,921	$36,974,615

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on the customers, is set out as follows :-

	Year ended December 31,
	2006	2005	2004
PRC	$68,686,842	$47,416,125	$41,920,125
Others	3,463,641	646,680	345,749

Total	$72,150,483	$48,062,805	$42,265,874

26.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006, CIL, ECL and Xiangdong Gao entered into an agreement on February 8, 2007, pursuant to which both CIL and ECL have agreed to give the right of the entitlement to the 1,650,000 escrowed shares related to the fiscal year ended December 31, 2006 to Xiangdong Gao for nil consideration. Further details are set out in note 3 (ii).

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Condensed Statement of Operations and Comprehensive Income

For the three months ended March 31, 2007

(unaudited)

(Stated in US Dollars)

Sales revenue	$921,368
Cost of sales	(742,104)

Gross profit	179,264

Operating expenses
Administrative expenses	16,330
Selling expenses	147

Total operating expenses	16,477

Income from operations	162,787
Interest income	1,014
Other income	3,630
Finance costs	(126)

Income before income taxes	167,305
Income taxes—Note 4	—

Net income	167,305

Other comprehensive income
Foreign currency translation adjustments	26,241

Total comprehensive income	193,546

Earnings per share: basic and diluted—Note 5

Weighted average number of shares outstanding :- Note 5 basic and diluted

See accompanying Notes to Condensed Financial Statements

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Condensed Balance Sheets

As of March 31, 2007 and December 31, 2006

(Stated in US Dollars)

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
ASSETS
Current assets
Cash and cash equivalents	$273,515	$663,701
Trade receivables	562,107	517
Bills receivable	64,592	—
Other receivables and prepayments	192,696	11,685
Inventories—Note 6	224,421	138,844
Amounts due from stockholders—Note 7	694,267	951,996

Total current assets	2,011,598	1,766,743
Property, plant and equipment, net—Note 8	1,069,720	952,581
Deposit for acquisition of property, plant and equipment	18,990	16,246

TOTAL ASSETS	$3,100,308	$2,735,570

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Trade payables	$306,116	$89,586
Other payables and accrued expenses	15,507	20,453
Income tax payable	—	40,392

TOTAL LIABILITIES	321,623	150,431

COMMITMENTS AND CONTINGENCIES —Note 9

STOCKHOLDERS’ EQUITY
Registered and paid up capital—Note 10	2,450,000	2,450,000
Statutory reserve—Note 11	10,919	10,919
Accumulated other comprehensive income	53,034	26,793
Retained earnings	264,732	97,427

TOTAL STOCKHOLDERS’ EQUITY	2,778,685	2,585,139

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,100,308	$2,735,570

See accompanying Notes to Condensed Financial Statements

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Condensed Statement of Cash Flows

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

Cash flows from operating activities
Net income	$167,305
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	22,954
Changes in operating assets and liabilities:
Trade receivables	(559,381)
Bills receivable	(64,338)
Other receivables and prepayments	(189,979)
Inventories	(83,872)
Amounts due from stockholders	266,101
Trade payables	224,591
Other payables and accrued expenses	(5,128)
Income tax payable	(40,632)

Net cash flows used in operating activities	(262,379)

Cash flows from investing activities
Payments to acquire and deposit for acquisition of property, plant and equipment	(132,818)

Net cash flows used in investing activities	(132,818)

Effect of foreign currency translation on cash and cash equivalents	5,011

Net decrease in cash and cash equivalents	(390,186)

Cash and cash equivalents—beginning of period	663,701

Cash and cash equivalents—end of period	$273,515

Supplemental disclosures for cash flow information:
Cash paid for:
Interest	$—
Income taxes	$40,632

See accompanying Notes to Condensed Financial Statements

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Condensed Financial Statements

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

1.	DESCRIPTION OF BUSINESS

Jinzhou Wanyou Mechanical Parts Co., Ltd. (the “Company”) was established in the People’s Republic of China (the “PRC”) on September 21, 2006. The Company is engaged in manufacturing of shock absorber rods, vibration dampers and rotary axles for automotive alternators and starters.

2.	BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) including the instructions to Form 10-Q and Regulation S-X. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted from these statements pursuant to such rules and regulation and, accordingly, they do not include all the information and notes necessary for comprehensive financial statements and should be read in conjunction with our audited financial statements for the period from September 21, 2006 (date of incorporation) to December 31, 2006.

In the opinion of the management of the Company, all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the three-month period have been made. Results for the interim period presented are not necessarily indicative of the results that might be expected for the entire fiscal year.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes, provision for warranty and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade and bills receivables. As of March 31, 2007, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to trade and bills receivables, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Condensed Financial Statements—(Continued)

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

Regarding bills receivable, they are undertaken by the banks to honor the payments at maturity and the customers are required to place deposits with the banks equivalent to certain percentage of the bills amount as collateral. These bills receivable can be sold to any third party at a discount before maturity. The Company does not maintain allowance for bills receivable in the absence of bad debt experience and the payments are undertaken by the banks.

During the reporting period, customers represented 10% or more of the Company’s sales are :-

Three months ended March 31, 2007
Jinzhou Wonder Auto Suspension System Co., Ltd	$169,928
ArvinMeritor Light Vehicle Aftermarket
Gabriel Ride Control Products, Inc	571,470

$741,398

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less to be cash equivalents. As of March 31, 2007 almost all the cash and cash equivalents were denominated in Renminbi (“RMB”) and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining insignificant balance of cash and cash equivalents were denominated in US dollars.

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance. Among other things, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting periods, the management has established a general provisioning policy to make allowance equivalent to 100.0% of gross amount of trade receivables due over 1 year. Additional specific provision is made against trade receivables aged less than 1 year to the extent which they are considered to be doubtful.

Bad debts are written off when identified. The Company extends unsecured credit to customers ranging from one to three months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Condensed Financial Statements—(Continued)

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company has established a general 50.0% provision for inventories aged over 1 year.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis over their estimated useful lives. The principal depreciation rates are as follows :-

	Annual rate	Residual value
Plant and machinery	9%	10%
Furniture, fixtures and equipment	18%	10%
Motor vehicle	18%	10%
Leasehold improvements	20%	Nil

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Revenue recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to and accepted by its customers, the sales price is fixed or determinable and collection is reasonably assured.

Warranty

The Company maintains a policy of providing after sales support for products by way of a warranty programme. Those products are guaranteed for usage for a pre-agreed period of time.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Condensed Financial Statements—(Continued)

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

Since such products were well developed and highly mature, the Company did not encounter any claims from customers based on past experience. Accordingly the Company did not maintain a warranty reserve during the reporting period. However, the Company will periodically assess the estimation of its warranty liability and recognize the reserve when necessary based on the actual experience.

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with SFAS No. 144. The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. During the reporting period, the Company has not identified any indicators that would require testing for impairment.

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48 “Accounting for Uncertainty in Income Taxes”. This interpretation requires that the entity recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of this statement does not have any impact of the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the effect of SFAS 157 on its financial statements.

In September 2006, the FASB released SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)” which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158’s requirement to recognize the funded status of a benefit plan and new disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of this statement does not have any impact of the Company’s financial statements.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Condensed Financial Statements—(Continued)

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The adoption of this statement does not have any impact of the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for our fiscal year beginning January 1, 2008. We are in the process of evaluating this standard and therefore have not yet determined the impact that SFAS 159 will have on our financial statements upon adoption.

4.	INCOME TAXES

PRC

Enterprises income tax (“EIT”) to the Company in the PRC is charged at 27.0%, of which 24.0% is for national tax and 3.0% for local tax, of the assessable profits. As approved by the relevant tax authority in the PRC, the Company was entitled to two years’ exemption, from the first profit making calendar year of operations after offset of accumulated taxable losses, followed by 50.0% tax reduction for the immediate next three calendar years (“tax holiday”). The Company has elected not to commence the entitlement of tax holiday in the first profit making fiscal financial year of 2006 and thus had current tax payable in the prior period. The tax holiday of the Company commenced in the fiscal year 2007. Accordingly, the company will be exempted from EIT for 2007 and 2008 and thereafter entitled to a 50.0% reduction on EIT tax rate at 13.5% for 2009, 2010 and 2011.

The Company, being Foreign Investment Enterprise, was entitled to another special tax concession. An amount equivalent to 40.0% qualifying domestic capital expenditure as defined and approved under the relevant PRC income tax rule can be used as an offset against the excess of the current year’s EIT over the prior year’s EIT. This tax concession, if untilized, can be carried forward for five years.

5.	EARNINGS PER SHARE

The basic and diluted earnings per share are not presented because the Company’s common stock represents the outstanding registered capital of the Company which are not divided into number of shares (note 10). Also, the Company had no dilutive instruments.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Condensed Financial Statements—(Continued)

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

6.	INVENTORIES

	March 31, 2007 (Unaduited)	December 31, 2006 (Audited)
Raw materials	$66,553	$40,555
Work-in-progress	58,219	40,420
Finished goods	99,649	57,869

	$224,421	$138,844

7.	AMOUNTS DUE FROM STOCKHOLDERS

Included in the accounts is a loan of $391,928 interest-bearing at prevailing PRC bank loan interest rate, unsecured and has no fixed term of repayment. The remaining amounts are arising from trading transactions which are interest-free, unsecured and repayable on demand.

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2007 (Unaduited)	December 31, 2006 (Audited)
Costs:
Plant and machinery	$1,073,090	$970,172
Furniture, fixtures and equipment	4,523	4,044
Motor vehicle	9,032	—
Leasehold improvements	27,968	—

	1,114,613	974,216
Accumulated depreciation	(44,893)	(21,635)

Net	$1,069,720	$952,581

9.	COMMITMENTS AND CONTINGENCIES

a. Capital commitment

As of March 31, 2007, the Company had capital commitments amounting to $175,954 in respect of the acquisition of property, plant and equipment which were contracted for but not provided in the financial statements.

b. Operating lease arrangement

As of March 31, 2007, the Company had a non-cancelable operating lease for its factory and office premises and production line facilities. The leases will expire in 2007 and the remaining payment is $16,665.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Condensed Financial Statements—(Continued)

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

The rental expenses relating to the operating leases were $10,037 for the three months ended March 31, 2007.

10.	REGISTERED CAPITAL

The Company is a non-joint capital stock corporation and therefore the capital stock, consistent with most of the PRC corporations, are not divided into a specific number of shares having a stated nominal amount.

11.	STATUTORY RESERVE

In accordance with the relevant laws and regulations of the PRC and articles of association of the Company, it is required to appropriate 10% of its net income, after offsetting any prior years’ losses, to the statutory reserve. When the balance of such reserve reaches 50% of the registered capital, any further appropriation is optional. Upon approval from the board of directors of the Company, the statutory reserve can be used to offset accumulated losses or to increase registered capital.

12.	DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan for all qualified employees in the PRC. The employer and its employees are each required to make contributions to the plan at the rates specified in the plan. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the statement of operations. The Company contributed $1,777 for the three months ended March 31, 2007.

13.	RELATED PARTY TRANSACTIONS

Apart from the transactions as disclosed in note 7 to the financial statements, during the three months ended March 31, 2007, the Company purchased raw materials of $184,690 from a stockholder Jinzhou Wonder Auto Suspension System Co., Ltd (“JWAS”). The Company also sold finished goods of $169,928 and $82,251 to two stockholders, JWAS and Jinzhou Halla Electrical Equipment Co., Ltd. respectively. All the purchase and sale transactions were conducted on an arm-length basis.

During the three months ended March 31, 2007, the Company occupied part of factory and office premises and used production line facilities owned by JWAS under operating lease arrangement. Details of such lease are set out in note 9b.

14.	SEGMENT INFORMATION

The nature of the products, their production processes, the type of their customers and their distribution methods are substantially similar, they are considered as a single reportable segment under FAS 131, “Disclosures about Segments of an Enterprise and Related Information”.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Condensed Financial Statements—(Continued)

For the three months ended March 31, 2007

(Unaudited)

(Stated in US Dollars)

All of the Company’s long-lived assets are located in the PRC during the reporting period. Geographic information about the revenues, which are classified based on the customers, is set out as follows:

Three months
ended
March 31, 2007
(Unaudited)

PRC	$330,900
Mexico	571,470
USA	18,998

Total	$921,368

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of

Jinzhou Wanyou Mechanical Parts Co., Ltd.

We have audited the accompanying balance sheet of Jinzhou Wanyou Mechanical Parts Co., Ltd. (the “Company”) as of December 31, 2006, and the related statements of operations and comprehensive income, stockholders’ equity and cash flows for the period from September 21, 2006 (date of incorporation) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of their operations and their cash flows for the period from September 21, 2006 (date of incorporation) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

PKF

Certified Public Accountants

Hong Kong

May 28, 2007

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Statement of Operations and Comprehensive Income

For the period from September 21, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

Sales revenue	$731,399
Cost of sales	(567,365)

Gross profit	164,034

Operating expenses
Administrative expenses	16,593

Income from operations	147,441
Interest income	1,593
Finance costs	(610)

Income before income taxes	148,424
Income taxes—Note 5	(40,078)

Net income	$108,346

Other comprehensive income
Foreign currency translation adjustments	26,793

Total comprehensive income	$135,139

Earnings per share: basic and diluted—Note 6

Weighted average number of shares outstanding:
basic and diluted—Note 6

See accompanying Notes to Financial Statements

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Balance Sheet

As of December 31, 2006

(Stated in US Dollars)

ASSETS
Current assets
Cash and cash equivalents	$663,701
Trade receivables	517
Other receivables and prepayment	11,685
Inventories—Note 7	138,844
Amounts due from stockholders—Note 8	951,996

Total current assets	1,766,743
Property, plant and equipment, net—Note 9	952,581
Deposit for acquisition of property, plant and equipment	16,246

TOTAL ASSETS	$2,735,570

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Trade payables	$89,586
Other payables and accrued expenses	20,453
Income tax payable	40,392

TOTAL LIABILITIES	150,431

COMMITMENTS AND CONTINGENCIES —Note 10

STOCKHOLDERS’ EQUITY
Registered and paid up capital—Note 11	2,450,000
Statutory reserve—Note 12	10,919
Accumulated other comprehensive income	26,793
Retained earnings	97,427

TOTAL STOCKHOLDERS’ EQUITY	2,585,139

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,735,570

See accompanying Notes to Financial Statements

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Statement of Cash Flows

For the period from September 21, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

Cash flows from operating activities
Net income	$108,346
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	21,466
Changes in operating assets and liabilities:
Trade receivables	(513)
Other receivables and prepayments	(11,594)
Inventories	(137,764)
Amounts due from stockholders	(560,140)
Trade payables	88,889
Other payables and accrued expenses	20,293
Income tax payable	40,078

Net cash flows used in operating activities	(430,939)

Cash flows from investing activities
Payments to acquire and deposit for acquisition of property, plant and equipment	(30,112)
Loan to a stockholder	(384,449)

Net cash flows used in investing activities	(414,561)

Cash flows from financing activities
Cash contributions of registered capital by stockholders	1,500,000

Net cash flows provided by financing activities	1,500,000

Effect of foreign currency translation on cash and cash equivalents	9,201

Net increase in cash and cash equivalents	663,701

Cash and cash equivalents—beginning of period	—

Cash and cash equivalents—end of period	$663,701

Non-cash financing activity:
Contributions of registered capital by injecting property, plant and equipment	$950,000

See accompanying Notes to Financial Statements

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Statement of Stockholders’ Equity

As of December 31, 2006

(Stated in US Dollars)

	Registered capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings	Total
Capital contributions by stockholders	$2,450,000	$—	$—	$—	$2,450,000
Net income	—	—	—	108,346	108,346
Foreign currency translation adjustments	—	—	26,793	—	26,793
Appropriation to reserve	—	10,919	—	(10,919)	—

Balance, December 31, 2006	$2,450,000	$10,919	$26,793	$97,427	$2,585,139

See accompanying Notes to Financial Statements

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Financial Statements

For the period from September 31, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

1.	CHANGE OF COMPANY NAME

Starting from April 2, 2007, the name of the company changed from “Jizhou Wonder Friends Mechanical Parts Co., Ltd” to “Jizhou Wanyou Mechanical Parts Co., Ltd.”

2.	DESCRIPTION OF BUSINESS

Jinzhou Wanyou Mechanical Parts Co., Ltd. (the “Company”) was established in the People’s Republic of China (the “PRC”) on September 21, 2006. The Company is engaged in manufacturing of shock absorber rods, vibration dampers and rotary axles for automotive alternators and starters.

3.	BASIS OF PRESENTATION

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes, provision for warranty and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and amounts due from stockholders. As of December 31, 2006, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to amounts due from stockholders that were substantially arising from sales transactions, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

During the period from September 21, 2006 (date of incorporation) to December 31, 2006, sales to the Company’s stockholder, Jinzhou Wonder Auto Suspension System Company Limited, represented approximately 96.0% of the Company’s sales. No other customers accounted for more than 10.0% of the Company’s sales during the reporting period.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Financial Statements—(Continued)

For the period from September 31, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less to be cash equivalents. As of December 31, 2006 almost all the cash and cash equivalents were denominated in Renminbi (“RMB”) and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining insignificant balance of cash and cash equivalents were denominated in US dollars.

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance. Among other things, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting periods, the management has established a general provisioning policy to make allowance equivalent to 100.0% of gross amount of trade receivables due over 1 year. Additional specific provision is made against trade receivables aged less than 1 year to the extent which they are considered to be doubtful.

Bad debts are written off when identified. The Company extends unsecured credit to customers ranging from one to three months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company has established a general 50.0% provision for inventories aged over 1 year.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Financial Statements—(Continued)

For the period from September 31, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis over their estimated useful lives. The principal depreciation rates are as follows :-

	Annual rate	Residual value
Plant and machinery	9%	10%
Furniture, fixtures and equipment	18%	10%

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Revenue recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to and accepted by its customers, the sales price is fixed or determinable and collection is reasonably assured.

Warranty

The Company maintains a policy of providing after sales support for products by way of a warranty programme. Those products are guaranteed for usage for a pre-agreed period of time.

Since such products were well developed and highly mature, the Company did not encounter any claims from customers based on past experience. Accordingly the Company did not maintain a warranty reserve during the reporting period. However, the Company will periodically assess the estimation of its warranty liability and recognize the reserve when necessary based on the actual experience.

Stock-based compensation

During the reporting periods, the Company did not make any stock-based compensation payments.

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Financial Statements—(Continued)

For the period from September 31, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Comprehensive income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income (loss) include net income and foreign currency translation adjustments.

Foreign currency translation

The functional currency of the Company is RMB and RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the period.

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity. The exchange rate in effect at December 31, 2006 was RMB1 for $0.1279. The average exchange rate for the period from September 21, 2006 (date of incorporation) to December 31, 2006 was RMB1 for $0.1269. There is no significant fluctuation in exchange rate for the conversion of RMB to US dollars after the balance sheet date.

Fair value of financial instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair values due to the short-term maturity of such instruments.

It is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from these financial instruments.

In respect of foreign currency risk, the Company is exposed to this risk arising from import purchase transactions and recognized trade payables as they will affect the future operating results of the Company. The Company did not have any hedging transactions during the reporting periods. As the functional currency of the Company is RMB, the exchange difference on translation to US dollars for reporting purpose is taken to other comprehensive income.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Financial Statements—(Continued)

For the period from September 31, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with SFAS No. 144. The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. During the reporting period, the Company has not identified any indicators that would require testing for impairment.

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48 “Accounting for Uncertainty in Income Taxes”. This interpretation requires that the entity recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the effect of adopting FIN 48 on its financial statement.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the effect of SFAS 157 on its financial statements.

In September 2006, the FASB released SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)” which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158’s requirement to recognize the funded status of a benefit plan and new disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of this statement does not have any impact of the Company’s financial statements.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Financial Statements—(Continued)

For the period from September 31, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The adoption of this statement does not have any impact of the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for our fiscal year beginning January 1, 2008. We are in the process of evaluating this standard and therefore have not yet determined the impact that SFAS 159 will have on our financial statements upon adoption.

5.	INCOME TAXES

PRC

Enterprises income tax (“EIT”) to the Company in the PRC is charged at 27.0%, of which 24.0% is for national tax and 3.0% for local tax, of the assessable profits. As approved by the relevant tax authority in the PRC, the Company was entitled to two years’ exemption, from the first profit making calendar year of operations after offset of accumulated taxable losses, followed by 50.0% tax reduction for the immediate next three calendar years (“tax holiday”). The Company has elected not to commence the entitlement of tax holiday in the first profit making fiscal financial year of 2006, and thus had current tax payable in respect of the reporting period.

The Company, being Foreign Investment Enterprise, was entitled to another special tax concession. An amount equivalent to 40.0% qualifying domestic capital expenditure as defined and approved under the relevant PRC income tax rule can be used as an offset against the excess of the current year’s EIT over the prior year’s EIT. This tax concession, if untilized, can be carried forward for five years.

6.	EARNINGS PER SHARE

The basic and diluted earnings per share are not presented because the Company’s common stock represents the outstanding registered capital of the Company which are not divided into number of shares (note 11). Also, the Company had no dilutive instruments.

7.	INVENTORIES

Raw materials	$40,555
Work-in-progress	40,420
Finished goods	57,869

$138,844

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Financial Statements—(Continued)

For the period from September 31, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

8.	AMOUNTS DUE FROM STOCKHOLDERS

Included in the amounts is a loan of $387,464 which is interest-bearing at prevailing PRC bank loan interest rate, unsecured and has no fixed term of repayment. The remaining amounts are arising from trading transactions which are interest-free, unsecured and repayable on demand.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Costs:
Plant and machinery	$970,172
Furniture, fixtures and equipment	4,044

974,216
Accumulated depreciation	(21,635)

Net	$952,581

Depreciation	$32

(i) During the reporting periods, depreciation is included in:-

Cost of sales and overheads of inventories	$21,434
Other	32

$21,466

10.	COMMITMENTS AND CONTINGENCIES

Capital commitment

As of December 31, 2006, the Company had capital commitments amounting to $15,798 in respect of the acquisition of property, plant and equipment which were contracted for but not provided in the financial statements.

11.	REGISTERED CAPITAL

The Company is a non-joint capital stock corporation and therefore the capital stock, consistent with most of the PRC corporations, are not divided into a specific number of shares having a stated nominal amount.

12.	STATUTORY RESERVE

In accordance with the relevant laws and regulations of the PRC and articles of association of the Company, it is required to appropriate 10.0% of its net income, after offsetting any prior years’ losses, to the statutory reserve. When the balance of such reserve reaches 50.0% of the registered capital, any further appropriation is optional. Upon approval from the board of directors of the Company, the statutory reserve can be used to offset accumulated losses or to increase registered capital.

Jinzhou Wanyou Mechanical Parts Co., Ltd.

Notes to Financial Statements—(Continued)

For the period from September 31, 2006

(date of incorporation) to December 31, 2006

(Stated in US Dollars)

13.	DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan for all qualified employees in the PRC. The employer and its employees are each required to make contributions to the plan at the rates specified in the plan. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the statement of operations. The Company contributed $1,614 for the period from September 21, 2006 (date of incorporation) to December 31, 2006.

14.	RELATED PARTY TRANSACTIONS

Apart from the transactions as disclosed in note 8 to the financial statements, during the period ended December 31, 2006, the Company purchased raw materials of $213,982 from a stockholder Jinzhou Wonder Auto Suspension System Co., Ltd (“JWAS”). The Company also sold finished goods of $699,136 and $31,795 to two stockholders, JWAS and Jinzhou Halla Electrical Equipment Co., Ltd. respectively. All the purchase and sale transactions were conducted on an arm-length basis.

During the period, the Company occupied part of the factory and office premises of JWAS free of charge.

15.	SEGMENT INFORMATION

The nature of the products, their production processes, the type of their customers and their distribution methods are substantially similar, they are considered as a single reportable segment under FAS 131, “Disclosures about Segments of an Enterprise and Related Information”.

All of the Company’s long-lived assets and revenues classified based on the customers are located in the PRC during the reporting period.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma financial information to reflect the effects our acquisition of Jinzhou Wanyou.

The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2006 and the three months ended March 31, 2007 have been prepared to give effect to the Jinzhou Wanyou acquisition as if the acquisition had occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet data as of March 31, 2007 have been prepared to give effect to the Jinzhou Wanyou acquisition as if the acquisition had occurred on March 31, 2007.

The unaudited pro forma financial data is for informational purposes only and does not purport to represent or be indicative of actual results that would have been achieved had the Jinzhou Wanyou acquisition actually been completed on the dates indicated and does not purport to be indicative or a forecast of what our balance sheet data, results of operations, cash flows or other data will be as of any future date or for any future period. A number of factors may affect our results. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that our management believes are reasonable. The final allocation of shares of common stock to be offered by us and the selling stockholder in this offering may affect the pro forma adjustments. The notes to the unaudited pro forma balance sheet data and statement of operations data provide a detailed discussion of how such adjustments were derived and presented herein. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Wonder Auto Technology, Inc.

Pro Forma Condensed Combined Balance Sheet

As of March 31, 2007 (Unaudited)

(Stated in US Dollars)

	Wonder Auto Technology, Inc. March 31, 2007	Wanyou March 31, 2007	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$6,065,302	$273,515	$—		$6,338,817
Restricted cash	3,919,971	—	—		3,919,971
Trade receivables, net	26,042,474	562,107	—		26,604,581
Bills receivable	8,100,371	64,592	—		8,164,963
Other receivables, prepayments and deposits	1,445,086	192,696	—		1,637,782
Inventories	15,535,997	224,421	—		15,760,418
Amounts due from shareholders	—	694,267	(100,136	)(a)	594,131
Amount due from a related company	70,249	—	—		70,249
Deferred taxes	217,693	—	—		217,693

Total current assets	61,397,143	2,011,598	(100,136)		63,308,605
Intangible assets
Know-how	1,482,617	—	—		1,482,617
Trademarks and patents	11,182	—	—		11,182
Customer contracts	—	—	49,053	(d)	49,053
Property, plant and equipment, net	14,469,688	1,069,720	—		15,539,408
Land use right	1,202,302	—	—		1,202,302
Deposit for acquisition of property, plant and equipment	2,864,978	18,990	—		2,883,968
Investment in an unconsolidated affiliate	567,130	—	(567,130	)(b)	—
Goodwill	3,115,227	—	4,949,392	(d)	8,064,619
Deferred tax	221,744	—	—		221,744

TOTAL ASSETS	$85,332,011	$3,100,308	$4,331,179		$92,763,498

Wonder Auto Technology, Inc.

Pro Forma Condensed Combined Balance Sheet (Cont’d)

As of March 31, 2007 (Unaudited)

(Stated in US Dollars)

	Wonder Auto Technology, Inc. March 31, 2007	Wanyou March 31, 2007	Pro Forma Adjustments		Pro Forma Combined
LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Trade payables	$12,411,172	$306,116	$—		$12,717,288
Bills payable	6,717,565	—	—		6,717,565
Other payables and accrued expenses	2,833,675	15,507	—		2,849,182
Provision for warranty	980,551	—	—		980,551
Income tax payable	446,084	—	—		446,084
Amount due to an unconsolidated affiliate	100,136	—	(100,136	)(a)	—
Dividend payable to minority stockholders	691,152	—	—		691,152
Dividend payable to Winning International Development Limited	343,934	—	—		343,934
Payable for acquisition of Wanyou	—	—	7,210,000	(d)	7,210,000
Secured short-term bank loans	6,459,198	—	—		6,459,198

Total current liabilities	30,983,467	321,623	7,109,864		38,414,954

Secured long-term bank loans	10,916,984	—	—		10,916,984

TOTAL LIABILITIES	41,900,451	321,623	7,109,864		49,331,938

COMMITMENTS AND CONTINGENCIES

MINORITY INTERESTS	2,124,794	—			2,124,794

STOCKHOLDERS’ EQUITY
Preferred stock: par value $0.0001 per share; Authorized 10,000,000 shares, none issued and outstanding

Common stock: par value $0.0001 per share; authorized 90,000,000 shares, issued and outstanding 23,959,994 shares in 2007	2,396	2,450,000	(500,000 (1,950,000	)(b) )(d)	2,396
Additional paid-in capital	22,140,143	—			22,140,143
Statutory and other reserves	3,148,265	10,919	(10,919	)(d)	3,148,265
			(10,811	)(b)
Accumulated other comprehensive income	1,819,467	53,034	(42,223	)(d)	1,819,467
			(56,319	)(b)
Retained earnings	14,196,495	264,732	(208,413	)(d)	14,196,495

TOTAL STOCKHOLDERS’ EQUITY	41,306,766	2,778,685	(2,778,685)		41,306,766

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$85,332,011	$3,100,308	$4,331,179		$92,763,498

Wonder Auto Technology, Inc.

Pro Forma Condensed Combined Statement of Operations

Year ended December 31, 2006 (Unaudited)

(Stated in US Dollars)

	Wonder Auto Technology, Inc. December 31, 2006	Wanyou For the period from September 21, 2006 (date of incorporation) to December 31, 2006	Pro Forma Adjustments		Pro Forma Combined
Sales revenue	$72,150,483	$731,399	$(31,795	)(c)	$72,850,087
Cost of sales	(57,831,251)	(567,365)	31,795	(c)	(58,366,821)

Gross profit	14,319,232	164,034	—		14,483,266

Operating expenses
Administrative expenses	1,907,816	16,593	—		1,924,409
Research and development costs	458,652	—	—		458,652
Selling expenses	2,147,854	—	—		2,147,854

	4,514,322	16,593	—		4,530,915

Income before the following items and taxes	9,804,910	147,441	—		9,952,351
Interest income	96,810	1,593	—		98,403
Other income	356,590	—	—		356,590
Finance costs	(1,033,551)	(610)	—		(1,034,161)
Equity in net income of unconsolidated affiliates	371,005	—	(22,172	)(b)	348,833

Income before income taxes	9,595,764	148,424	(22,172)		9,722,016
Income taxes	(1,270,391)	(40,078)	—		(1,310,469)
Minority interests	(101,827)	—	—		(101,827)

Net income	$8,223,546	$108,346	$(22,172)		$8,309,720

Earnings per share: basic and diluted	$0.40	—			$0.40

Weighted average number of shares outstanding:
basic and diluted	20,787,279	—			20,787,279

Wonder Auto Technology, Inc.

Pro Forma Condensed Combined Statement of Operations

Three months ended March 31, 2007 (Unaudited)

(Stated in US Dollars)

	Wonder Auto Technology, Inc. Three months ended March 31, 2007	Wanyou Three months ended March 31, 2007	Pro Forma Adjustments		Pro Forma Combined
Sales revenue	$21,566,796	$921,368	$(85,251	)(c)	$22,402,913
Cost of sales	(16,251,790)	(742,104)	85,251	(c)	(16,908,643)

Gross profit	5,315,006	179,264	—		5,494,270

Operating expenses
Administrative expenses	666,566	16,330	—		682,896
Research and development costs	263,446	—	—		263,446
Selling expenses	651,616	147	—		651,763

Total operating expenses	1,581,628	16,477	—		1,598,105

Income from operations	3,733,378	162,787	—		3,896,165
Interest income	16,709	1,014	—		17,723
Other income	23,795	3,630	—		27,425
Finance costs	(419,392)	(126)	—		(419,518)
Equity in net income of an unconsolidated affiliate	34,147	—	(34,147	)(b)	—

Income before income taxes	3,388,637	167,305	(34,147)		3,521,795
Income taxes	(466,814)	—	—		(466,814)
Minority interests	(209,371)	—	—		(209,371)

Net income	$2,712,452	$167,305	$(34,147)		$2,845,610

Earnings per share: basic and diluted	$0.11	—			$0.12

Weighted average number of shares outstanding:
basic and diluted	23,959,994	—			23,959,994

Wonder Auto Technology, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

(Stated in US Dollars)

1.	BASIS OF PRESENTATION

On April 2, 2007, our subsidiaries Wonder Auto Limited and Jinzhou Halla, acquired an aggregate 79.6% equity interest in Jinzhou Wanyou for total consideration of $16.4 million including contingent consideration of $9.21 million through two separately negotiated equity purchase transactions with two former equity owners of Jinzhou Wanyou. The contingent consideration will be payable if Jinzhou Wanyou achieves certain minimum net income thresholds in future. After completion of these two equity purchase transactions, Jinzhou Wanyou became our wholly-owned subsidiary.

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of Jinzhou Wanyou as if it had occurred on March 31, 2007. Our condensed consolidated balance sheet information was derived from the three months ended March 31, 2007 condensed consolidated balance sheet included in our quarterly report on Form 10-Q for the three months ended March 31, 2007.

The unaudited pro forma condensed combined statements of operations give effect to the acquisition of Jinzhou Wanyou as if it had occurred on January 1, 2006, the first day of the Company’s fiscal year. Our consolidated statement of operations and condensed consolidated statement of operations information was derived from the fiscal year ended December 31, 2006 consolidated statement of operations and for the three months ended March 31, 2007.

The acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets of the business acquired in connection with the relevant share purchase agreement, based on the estimated fair value as of the completion of acquisition. We have estimated the fair value of assets acquired and liabilities assumed based on the fair value attributable to the actual net tangible and intangible assets and liabilities of Jinzhou Wanyou that existed as of the date of the completion of the acquisition.

Wonder Auto Technology, Inc.

Notes to Pro Forma Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Stated in US Dollars)

2.	PURCHASE PRICE ALLOCATION

Under the purchase method of accounting, the initial purchase price is allocated to the acquired net assets based on their estimated fair values as of the completion of the acquisition. Based on our estimates of the attributable share (i.e. 79.6%) of fair values of assets and liabilities of Jinzhou Wanyou, the initial purchase price allocation is as follows:

Assets acquired:
Current assets	$1,601,031
Property, plant and equipment	851,390
Deposit for acquisition of property plant and equipment	15,114
Intangible assets
Customer contracts
(Estimated life: 1 year)	49,053

Liabilities assumed:
Current liabilities	(255,980)

Net assets acquired	2,260,608
Goodwill	4,949,392

Initial purchase price of acquisition	$7,210,000

The above initial purchase price for Jinzhou Wanyou does not include the $9.21 million of contingent consideration payable by us. The remaining consideration shall be payable upon Jinzhou Wanyou’s fulfillment of targeted net profit. The recognition and allocation of contingent consideration will be treated as additional purchase price and allocated to goodwill subsequently.

3.	UNAUDITED PRO FORMA ADJUSTMENTS

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a) Represents adjustment to eliminate amounts due from/(to) shareholders.

(b) Represents adjustment to eliminate equity-pickup of Jinzhou Wanyou.

(c) Represents adjustment to eliminate sales and purchases with Jinzhou Wanyou.

(d) Represents adjustment to record the estimated goodwill resulting from the allocation of the purchase price to the fair value of assets acquired and liabilities assumed.

6,500,000 Shares

WONDER AUTO TECHNOLOGY, INC.

Common Stock

PROSPECTUS

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

            , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be Paid

SEC Registration Fee	$
Printing Fees and Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Exchange Act of 1934 may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2004, we have issued and sold the following unregistered securities:

On June 22, 2006, we issued 21,127,194 shares of our common stock to stockholders of Wonder Auto Limited. The total consideration for the 21,127,194 shares of our common stock is 245.277236 shares of our common stock of Wonder Auto Limited, which is all the issued and outstanding capital stock of Wonder Auto Limited. We did not receive any cash consideration in connection with the share exchange. The number of our shares issued to the stockholders of Wonder Auto Limited was determined based on an arms-length negotiation. The issuance of our shares to these individuals was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and regulation D promulgated thereunder.

On January 28, 2005, we issued 122,436 (post reverse and forward stock split) shares of our common stock to Ms. Rachel Kang, our former President and director, and 97,949 (post reverse and forward stock split) shares of our common stock to Ms. Wendy Zahler, a consultant to our company, for services provided to us. The issuance of our common stock to these individuals was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

On March 16, 2004, pursuant to a Stock Purchase and Subscription Agreement with MyTop International Inc., a Virginia corporation, dated as of March 4, 2004, we issued 2,448,719 (post reverse and forward stock split) shares of our common stock to MyTop International Inc. for $100,000. The issuance of our common stock to MyTop International Inc. was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. We made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon our inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

1.1	Form of Underwriting Agreement		X

2.1	Share Exchange Agreement, dated June 22, 2006, among the registrant, Wonder Auto Limited and its stockholders.			Exhibit 2.1 to the registrant’s current report on Form 8-K filed on June 22, 2006

2.2	Stock Purchase Agreement, dated December 19, 2005, by and among the Registrant, Halter Financial Investments, L.P., Hisonic International, Inc.			Exhibit 10.1 to Schedule 13D filed on December 21, 2005

3.1	Articles of Incorporation of the registrant as filed with the Secretary of State of Nevada, as amended to date.			Exhibit 3.1 to the registrant’s registration statement on Form SB-2 filed on December 11, 2001 in commission file number 333-74914

3.2	Amended and Restated Bylaws of the registrant.	X

5	Opinion of Thelen Reid Brown Raysman & Steiner LLP as to the legality of the shares		X

10.1	Form of the Stock Purchase and Subscription Agreement, dated June 22, 2006.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.2	Escrow Agreement, dated June 22, 2006, among the registrant, Sterne Agee & Leach, Inc., Empower Century Limited, Choice Inspire Limited and Securities Transfer Corporation.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.3	Escrow Agreement, dated June 22, 2006, by and among Wonder Auto Limited, Empower Century Limited, Thelen Reid & Priest LLP and certain purchasers.			Exhibit 10.3 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.4	Stock Purchase Agreement, dated April 28, 2004, between Jinzhou Wonder Industry (Group) Co., Ltd and Wonder Auto Limited.			Exhibit 10.4 to the registrant’s current report on Form 8-K filed on June 22, 2006.

Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

10.5	Technical Cooperation Agreement, dated July 25, 2003, between Jinzhou Halla Electrical Equipment Co., Ltd and MEISTER (Korea) Company Limited.			Exhibit 10.5 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.6	Strategic Cooperation Agreement, dated June 7, 2004, between Jinzhou Halla Electrical Equipment Co., Ltd. and HIVRON Inc.			Exhibit 10.6 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.7	Form of Purchase Contract with Supplier.			Exhibit 10.7 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.8	Equipment Purchase Agreement, dated January 1, 2006, between Jinzhou Halla Electrical Equipment Co., Ltd. and Suzhou Tenuo Automation Co., Ltd.			Exhibit 10.8 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.9	Equipment Purchase Agreement, dated May 19, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and DMG meccanica.			Exhibit 10.9 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.10	Equipment Purchase Agreement, dated December 17, 2004, between Jinzhou Halla Electrical Equipment Co., Ltd. and OMT Co., Ltd.			Exhibit 10.10 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.11	Loan Agreement, dated October 18, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and China Construction Bank (Jinzhou Linghe Branch).			Exhibit 10.11 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.12	Loan Agreement, dated September 30, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and Jinzhou Commercial Bank (Chengjian Branch).			Exhibit 10.12 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.13	Loan Agreement, dated July 8, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd and China Construction Bank (Jinzhou Linghe Branch).			Exhibit 10.13 to the registrant’s current report on Form 8-K filed on June 22, 2006.

Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

10.14	Mortgage Agreement, dated September 30, 2005, between Jinzhou Halla Electronic Equipment Co., Ltd. and Jinzhou Commercial Bank (Linghe Branch).			Exhibit 10.14 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.15	Lease Agreement, dated November 8, 2005, by and among Beijing International Technological Cooperation Center Wang Jing Tower Company, Jinzhou Halla Electrical Equipment Co., Ltd. and Beijing Zhucheng Real Property Management Company.			Exhibit 10.15 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.16	Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Qingjie Zhao.			Exhibit 10.16 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.17	Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Yuncong Ma.			Exhibit 10.17 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.18	Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Meirong Yuan.			Exhibit 10.18 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.19	Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Seuk Jun Kim.			Exhibit 10.19 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.20	Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Yuguo Zhao.			Exhibit 10.20 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.21	Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Yongdong Liu.			Exhibit 10.21 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.22	Amendment No. 1 to the Employment Contract, dated July 2, 2007, between Wonder Auto Limited and QingJie Zhao.	X

10.23	Amendment No. 1 to the Employment contract, dated July 2, 2007, between Wonder Auto Limited and YunCong Ma.	X

10.24	Amendment No. 1 to the Employment Contract, dated July 2, 2007, between Wonder Auto Limited and Meirong Yuan.	X

Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

10.25	Consulting Agreement, dated April 22, 2006, between Heritage Management Consultants, Inc. and Wonder Auto Limited.			Exhibit 10.22 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.26	Amendment No. 1 to the Consulting Agreement, dated June 23, 2006, between Heritage Management Consultants, Inc. and Wonder Auto Limited.			Exhibit 10.23 to Amendment No. 1 to the Registration Statement on Form S-1 filed on August 7, 2006 in file number 333-135250.

10.27	Financial Advisory Agreement, dated March 15, 2006, between Wonder Auto Group and HFG International, Limited.			Exhibit 10.23 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.28	Assignment and Assumption Agreement, dated May 31, 2006, between Wonder Auto Group, HFG International Limited and Wonder Auto Limited.			Exhibit 10.24 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.29	Put Option Agreement, dated December 19, 2005, by and among the Registrant, Halter Financial Investments, L.P. and Rachel (Pin) Kang.			Exhibit 10.2 to Schedule 13D filed on December 21, 2005.

10.30	Credit Facility Agreement, dated August 21, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on August 25, 2006.

10.31	Share Purchase Agreement, dated August 23, 2006, by and between Wonder Auto Limited and Winning International Development Limited.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on August 25, 2006.

10.32	Domestic Business Invoice Discount Agreement, dated August 21, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou branch.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on October 3, 2006.

10.33	RMB Short-term Loan Agreement, dated September 13, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on October 3, 2006.

Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

10.34	Mortgage Agreement, dated September 13, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch.			Exhibit 10.3 to the registrant’s current report on Form 8-K filed on October 3, 2006.

10.35	Independent Director’s Contract, dated as of March 23, 2007, by and between the registrant and Larry Goldman, CPA.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 29, 2007.

10.36	Independent Director’s Contract, dated as of March 23, 2007, by and between the registrant and David Murphy.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on March 29, 2007.

10.37	Form of the Indemnification Agreement, dated as of March 23, 2007, by and between the registrant and the Independent Directors.			Exhibit 10.4 to the registrant’s current report on Form 8-K filed on March 29, 2007.

10.38	Share Purchase Agreement, dated as of April 2, 2007, by and between Wonder Auto Limited and Hong Kong Birch Branches Limited.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on April 4, 2007.

10.39	Share Purchase Agreement, dated as of April 2, 2007, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and Jinzhou Wonder Auto Suspension System Co., Ltd.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on April 4, 2007.

14	Code of ethics.			Exhibit 10.4 to the registrant’s current report on Form 8-K filed on March 29, 2007.

21	List of subsidiaries of the registrant.	X

23.1	Consent of PKF Hong Kong, Certified Public Accountants, Hong Kong.	X

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in exhibit 5.

24	Power of Attorney (included on the signature page of this registration statement).

Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

99.1	Promissory Note, dated June 27, 2005.			Exhibit 99.1 to the registrant’s quarterly report on Form 10-QSB filed on August 15, 2005.

99.2	Wonder Auto Technology, Inc. Audit Committee Charter.			Exhibit 99.1 to the registrant’s current report on Form 8-K filed on March 29, 2007.

99.3	Wonder Auto Technology, Inc. Governance and Nominating Committee Charter.			Exhibit 99.2 to the registrant’s current report on Form 8-K filed on March 29, 2007.

99.4	Wonder Auto Technology, Inc. Compensation Committee Charter.			Exhibit 99.3 to the registrant’s current report on Form 8-K filed on March 29, 2007.

(b) Financial Statement Schedules.

All schedules are omitted because the information called for is not applicable, is not required, or because the financial information is set forth in the financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jinzhou, China, on the sixth day of July, 2007.

WONDER AUTO TECHNOLOGY, INC.

By:	/S/ QINGJIE ZHAO
Qingjie Zhao Chief Executive Officer and President

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Qingjie Zhao and Meirong Yuan, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title

/S/ QINGJIE ZHAO Qingjie Zhao Date: July 6, 2007	Chief Executive Officer, President and director (Principal Executive Officer)

/S/ MEIRONG YUAN Meirong Yuan Date: July 6, 2007	Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)

/S/ LARRY GOLDMAN Larry Goldman Date: July 6, 2007	Director

/S/ XINGYE ZHANG Xingye Zhang Date: July 6, 2007	Director

/S/ DAVID MURPHY David Murphy Date: July 6, 2007	Director

EXHIBIT INDEX

Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:
1.1	Form of Underwriting Agreement		X

2.1	Share Exchange Agreement, dated June 22, 2006, among the registrant, Wonder Auto Limited and its stockholders.			Exhibit 2.1 to the registrant’s current report on Form 8-K filed on June 22, 2006

2.2	Stock Purchase Agreement, dated December 19, 2005, by and among the Registrant, Halter Financial Investments, L.P., Hisonic International, Inc.			Exhibit 10.1 to Schedule 13D filed on December 21, 2005

3.1	Articles of Incorporation of the registrant as filed with the Secretary of State of Nevada, as amended to date.			Exhibit 3.1 to the registrant’s registration statement on Form SB-2 filed on December 11, 2001 in commission file number 333-74914

3.2	Amended and Restated Bylaws of the registrant.	X

5	Opinion of Thelen Reid Brown Raysman & Steiner LLP as to the legality of the shares		X

10.1	Form of the Stock Purchase and Subscription Agreement, dated June 22, 2006.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.2	Escrow Agreement, dated June 22, 2006, among the registrant, Sterne Agee & Leach, Inc., Empower Century Limited, Choice Inspire Limited and Securities Transfer Corporation.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.3	Escrow Agreement, dated June 22, 2006, by and among Wonder Auto Limited, Empower Century Limited, Thelen Reid & Priest LLP and certain purchasers.			Exhibit 10.3 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.4	Stock Purchase Agreement, dated April 28, 2004, between Jinzhou Wonder Industry (Group) Co., Ltd and Wonder Auto Limited.			Exhibit 10.4 to the registrant’s current report on Form 8-K filed on June 22, 2006.

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Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:
10.5	Technical Cooperation Agreement, dated July 25, 2003, between Jinzhou Halla Electrical Equipment Co., Ltd and MEISTER (Korea) Company Limited.			Exhibit 10.5 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.6	Strategic Cooperation Agreement, dated June 7, 2004, between Jinzhou Halla Electrical Equipment Co., Ltd. and HIVRON Inc.			Exhibit 10.6 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.7	Form of Purchase Contract with Supplier.			Exhibit 10.7 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.8	Equipment Purchase Agreement, dated January 1, 2006, between Jinzhou Halla Electrical Equipment Co., Ltd. and Suzhou Tenuo Automation Co., Ltd.			Exhibit 10.8 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.9	Equipment Purchase Agreement, dated May 19, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and DMG meccanica.			Exhibit 10.9 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.10	Equipment Purchase Agreement, dated December 17, 2004, between Jinzhou Halla Electrical Equipment Co., Ltd. and OMT Co., Ltd.			Exhibit 10.10 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.11	Loan Agreement, dated October 18, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and China Construction Bank (Jinzhou Linghe Branch).			Exhibit 10.11 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.12	Loan Agreement, dated September 30, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and Jinzhou Commercial Bank (Chengjian Branch).			Exhibit 10.12 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.13	Loan Agreement, dated July 8, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd and China Construction Bank (Jinzhou Linghe Branch).			Exhibit 10.13 to the registrant’s current report on Form 8-K filed on June 22, 2006.

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Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:
10.14	Mortgage Agreement, dated September 30, 2005, between Jinzhou Halla Electronic Equipment Co., Ltd. and Jinzhou Commercial Bank (Linghe Branch).			Exhibit 10.14 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.15	Lease Agreement, dated November 8, 2005, by and among Beijing International Technological Cooperation Center Wang Jing Tower Company, Jinzhou Halla Electrical Equipment Co., Ltd. and Beijing Zhucheng Real Property Management Company.			Exhibit 10.15 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.16	Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Qingjie Zhao.			Exhibit 10.16 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.17	Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Yuncong Ma.			Exhibit 10.17 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.18	Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Meirong Yuan			Exhibit 10.18 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.19	Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Seuk Jun Kim.			Exhibit 10.19 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.20	Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Yuguo Zhao.			Exhibit 10.20 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.21	Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Yongdong Liu.			Exhibit 10.21 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.22	Amendment No. 1 to the Employment Contract, dated July 2, 2007, between Wonder Auto Limited and QingJie Zhao	X

10.23	Amendment No. 1 to the Employment Contract, dated July 2, 2007, between Wonder Auto Limited and YunCong Ma	X

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Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

10.24	Amendment No. 1 to the Employment Contract, dated July 2, 2007, between Wonder Auto Limited and Meirong Yuan	X

10.25	Consulting Agreement, dated April 22, 2006, between Heritage Management Consultants, Inc. and Wonder Auto Limited.			Exhibit 10.22 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.26	Amendment No. 1 to the Consulting Agreement, dated June 23, 2006, between Heritage Management Consultants, Inc. and Wonder Auto Limited.			Exhibit 10.23 to Amendment No. 1 to the Registration Statement on Form S-1 filed on August 7, 2006 in file number 333-135250.

10.27	Financial Advisory Agreement, dated March 15, 2006, between Wonder Auto Group and HFG International, Limited.			Exhibit 10.23 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.28	Assignment and Assumption Agreement, dated May 31, 2006, between Wonder Auto Group, HFG International Limited and Wonder Auto Limited.			Exhibit 10.24 to the registrant’s current report on Form 8-K filed on June 22, 2006.

10.29	Put Option Agreement, dated December 19, 2005, by and among the Registrant, Halter Financial Investments, L.P. and Rachel (Pin) Kang.			Exhibit 10.2 to Schedule 13D filed on December 21, 2005.

10.30	Credit Facility Agreement, dated August 21, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on August 25, 2006.

10.31	Share Purchase Agreement, dated August 23, 2006, by and between Wonder Auto Limited and Winning International Development Limited.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on August 25, 2006.

10.32	Domestic Business Invoice Discount Agreement, dated August 21, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou branch.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on October 3, 2006.

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Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

10.33	RMB Short-term Loan Agreement, dated September 13, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on October 3, 2006.

10.34	Mortgage Agreement, dated September 13, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch.			Exhibit 10.3 to the registrant’s current report on Form 8-K filed on October 3, 2006.

10.35	Independent Director’s Contract, dated as of March 23, 2007, by and between the registrant and Larry Goldman, CPA.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 29, 2007.

10.36	Independent Director’s Contract, dated as of March 23, 2007, by and between the registrant and David Murphy.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on March 29, 2007.

10.37	Form of the Indemnification Agreement, dated as of March 23, 2007, by and between the registrant and the Independent Directors.			Exhibit 10.4 to the registrant’s current report on Form 8-K filed on March 29, 2007.

10.38	Share Purchase Agreement, dated as of April 2, 2007, by and between Wonder Auto Limited and Hong Kong Birch Branches Limited.			Exhibit 10.1 to the registrant’s current report on Form 8-K filed on April 4, 2007.

10.39	Share Purchase Agreement, dated as of April 2, 2007, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and Jinzhou Wonder Auto Suspension System Co., Ltd.			Exhibit 10.2 to the registrant’s current report on Form 8-K filed on April 4, 2007.

14	Code of ethics			Exhibit 10.4 to the registrant’s current report on Form 8-K filed on March 29, 2007.

21	List of subsidiaries of the registrant.	X

23.1	Consent of PKF Hong Kong, Certified Public Accountants, Hong Kong.	X

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in exhibit 5.

5

Exhibit Index	Description of Document	Filed Herewith	To be Filed by Amendment	Incorporated by Reference To:

24	Power of Attorney (included on the signature page of this registration statement).

99.1	Promissory Note, dated June 27, 2005			Exhibit 99.1 to the registrant’s quarterly report on Form 10-QSB filed on August 15, 2005.

99.2	Wonder Auto Technology, Inc. Audit Committee Charter			Exhibit 99.1 to the registrant’s current report on Form 8-K filed on March 29, 2007.

99.3	Wonder Auto Technology, Inc. Governance and Nominating Committee Charter.			Exhibit 99.2 to the registrant’s current report on Form 8-K filed on March 29, 2007.

99.4	Wonder Auto Technology, Inc. Compensation Committee Charter.			Exhibit 99.3 to the registrant’s current report on Form 8-K filed on March 29, 2007.

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